Exhibit 2.1

Execution Version

AGREEMENT OF MERGER

among

BROOKS AUTOMATION, INC.,

DARWIN ACQUISITION COMPANY,

GENEWIZ GROUP,

and

SHAREHOLDER REPRESENTATIVE SERVICES LLC,

as Holders’ Representative

September 26, 2018

i

ii

ANNEXES AND EXHIBITS

Annex I	Offer Letters
Exhibit A	Form of Joinder Agreement
Exhibit B	Written Consent containing the Necessary Stockholder Approval
Exhibit C	Example Closing Statement
Exhibit D	Form of Cayman Plan of Merger
Exhibit E	Form of Escrow Agreement
Exhibit F	Form of Restricted Covenant Agreement
Exhibit G	Standards
Exhibit H	Indemnification

iii

AGREEMENT OF MERGER

THIS AGREEMENT OF MERGER (this “Agreement”) is dated as of September 26, 2018 by and among Brooks Automation, Inc., a Delaware corporation (“Parent”), GENEWIZ Group, an exempted company with limited liability incorporated under the Laws of the Cayman Islands (the “Company”), Darwin Acquisition Company, an exempted company with limited liability incorporated under the Laws of the Cayman Islands (“Merger Sub”), and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as representative of the Holders (the “Holders’ Representative”).  Each of Parent, Merger Sub, the Company and Holders’ Representative may be individually referred to herein as a “Party” and collectively referred to herein as the “Parties.”

RECITALS

WHEREAS, the Company, Parent and Merger Sub intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and the Companies Laws (2018 Revision) of the Cayman Islands (as amended from time to time, the “CCL”), whereupon consummation of the Merger, Merger Sub shall cease to exist and the Company shall become a wholly-owned Subsidiary of Parent;

WHEREAS, the Company Board Approval has been obtained pursuant to which the Board of Directors of the Company has approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Merger and the Cayman Plan of Merger, and resolved to recommend the adoption of this Agreement and the Transactions contemplated by this Agreement to its Stockholders, in accordance with the CCL and upon the terms and subject to the conditions set forth herein;

WHEREAS, the respective board of directors of Parent and Merger Sub have each approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Merger and the Cayman Plan of Merger, in accordance with the CCL and upon the terms and subject to the conditions set forth herein;

WHEREAS, concurrently with the execution and delivery of this Agreement, each of the Holders of shares of Company Preferred Stock are executing and delivering a joinder agreement in the form attached hereto as Exhibit A (each a “Joinder Agreement” and collectively the “Joinder Agreements”);

WHEREAS, prior to or immediately following the execution of this Agreement, the Company shall obtain the irrevocable authorization of the execution of this Agreement and the Merger under the Company Organizational Documents (as defined below) and the CCL (as defined below) pursuant to an action by unanimous written consent in lieu of a meeting of the Stockholders, which consent shall constitute (i) the Special Resolution (as defined in the Company Organizational Documents) of the Stockholders required pursuant to the Company Organizational Documents and the CCL; and (ii) the written consent of the holders of a majority of the outstanding shares of Series B Preferred Shares as required pursuant to the Company Organizational Documents (collectively, the “Written Consent”), duly executed by the Stockholders entitled to vote thereon (the “Necessary Stockholder Approval”); and

WHEREAS, concurrently with the execution and delivery of this Agreement, the individuals set forth on Annex I have each executed and delivered to Parent an Offer Letter, each in a form acceptable to Parent (each an “Offer Letter,” and collectively, the “Offer Letters”).

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants, representations, warranties and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1.     Defined Terms

.  The following terms shall have the following meanings in this Agreement:

“409A Gross Up Payment” means any payment made to or on behalf of any Employee or Consultant by the Surviving Corporation or any of its Affiliates after the Closing Date arising out of or relating to (i) Taxes under Section 409A of the Code arising from any action taken by the Company or any of its Subsidiaries prior to the Closing, (ii) any interest or penalties imposed under Section 409A of the Code arising from any action taken by the Company or any of its Subsidiaries prior to the Closing, or (iii) any Taxes imposed upon or payable by the Employee or Consultant with respect to payments described in the foregoing clauses (i) or (ii).

“Accounting Methodology” means in accordance with GAAP and, to the extent not conflicting with GAAP, consistent with the illustrative accounting methods, practices and procedures used in the calculation of the Example Closing Statement set forth in Exhibit C.

“Accounts Receivables” means, as of a specified date, with respect to the Company and its Subsidiaries on a consolidated basis, all accounts receivable net of bad debt reserve, in each case calculated in accordance with Accounting Methodology.

“Accounts Receivables Adjustment Amount” means, as of the Closing, (a) the amount by which total Accounts Receivables are greater than $40,795,069; (b) the amount by which total Accounts Receivables are less than $24,795,069; or (c) zero, if total Accounts Receivables are between $40,795,069 and $24,795,069 (inclusive); provided that any amount which is calculated pursuant to clause (b) shall be deemed to be a negative number.

“Action” means any claim, opposition, audit, demand, complaint, suit, action, litigation, arbitration, investigation, hearing, proceeding or other legal proceeding (whether sounding in contract or tort or otherwise, whether civil, criminal, administrative or otherwise and whether brought at law or in equity or under arbitration or administrative regulation, and whether federal, state, or international) notice of violation or other similar legal proceeding by or before a Governmental Authority.

“Admera Health” means Admera Health, LLC.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person.  For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Aggregate Option Exercise Price” means the aggregate exercise price of all In-the-Money Options unexercised as of immediately prior to the Effective Time assuming the Holders thereof exercised such In-the-Money Options in full for cash as of the Effective Time.

“Aggregate Series B Preferred Share Preference” means the product of (i) the preference of each Series B Preferred Share as set forth in clause (i) of the definition of Series B Preferred Per Share Consideration and (ii) the number of Series B Preferred Shares outstanding immediately prior to the Effective Time.

“Anti-Corruption Laws” means all Laws concerning corruption, fraud, theft, embezzlement, bribery, breach of fiduciary responsibility, financial misconduct, obstruction of an investigation, controlled substance or sanctions/embargoes or that prohibit the bribery of, or the providing of unlawful gratuities, facilitation payments or other benefits to, any Governmental Authority or any other Person, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the Anti-Kickback Act of 1986, as amended, the U.K. Bribery Act of 2010, and the Anti-Unfair Competition Law of the PRC, as amended.

“Antitrust Authority” means any Governmental Authority responsible for the enforcement of Antitrust Laws.

“Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, all applicable state and foreign antitrust Laws and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Bring-Down Alternative Date” means the later of (i) November 15, 2018 and (ii) five (5) Business Days after the date upon which any applicable waiting periods (and extensions thereof) under the HSR Act shall have expired or otherwise terminated.

“Base Merger Consideration” means $450,000,000.

“Business Day” means any day other than a Saturday, Sunday or any other day on which banking institutions in Boston, Massachusetts or the Cayman Islands are authorized or required by Law or order to remain closed.

“Cash” means, as of a specified date, the fair market value of all cash and cash equivalents (including marketable securities and short-term investments) held by the Company and its Subsidiaries, determined in accordance with the Accounting Methodology, net of any Restricted Cash, (a) including checks and wire transfers that have been deposited and (b) excluding outbound checks and wire transfers sent by the Company or any of its Subsidiaries.

“Cayman Plan of Merger” means the plan of merger substantially in the form attached hereto as Exhibit D.

“Certificate” means a certificate representing shares of the Company Capital Stock.

“Change of Control Payment” means any bonus, severance or other payment that is created, accelerated, accrues or becomes payable by the Company or its Subsidiaries, at or prior to the Closing (but, for the avoidance of doubt, excludes “double trigger” obligations where the Contract related to the payment is entered into at or prior to the Closing and the payment obligation is created pursuant to events occurring on or after the Closing; provided that, if such payment obligation is created as a result of a termination for “Cause” (as defined in the applicable Contract) or a resignation in each case occurring within 30 days following the Closing Date, then such payment obligation shall be included in the definition of “Change of Control Payment”), to any present or former director, manager, stockholder, Employee or Consultant pursuant to an employment agreement or any other Contract, including any Employer Employment Taxes payable on or triggered by any such payment, in each case, as a result of the execution and delivery of this Agreement or any other Transaction Agreement or the consummation of the Transactions (including the Merger).

“Class A Ordinary Shares” means the Company’s Class A Ordinary Shares, par value $0.0001 per share.

“Class B Ordinary Shares” means the Company’s Class B Ordinary Shares, par value $0.0001 per share.

“Closing Cash” means the fair market value of all Cash as of the Closing (before taking into account the consummation of the Merger).

“Closing Company Debt” means the total amount of outstanding Company Debt as of the Closing.

“Closing Net Working Capital” means the amount of Net Working Capital as of the Closing.

“Code” means the United States Internal Revenue Code of 1986.

“Company Capital Stock” means the outstanding shares of the Company Common Stock and the outstanding shares of Company Preferred Stock.

“Company Common Stock” means, collectively, the Class A Ordinary Shares and Class B Ordinary Shares.

“Company Debt” means, as at any time with respect to the Company and its Subsidiaries, without duplication, all Liabilities and obligations with respect to principal, accrued and unpaid interest, penalties, premiums and any other fees, expenses and breakage costs on and other payment obligations arising under any (a) indebtedness, whether or not contingent, for borrowed money (including amounts outstanding under overdraft facilities), (b) obligations for the deferred purchase price of property, goods or services (excluding trade payables arising in the Ordinary

Course of Business and other accrued current liabilities to the extent reflected in Closing Net Working Capital, but including any earnouts, contingency payments, seller notes, promissory notes or similar liabilities, in each case, related to past acquisitions by the Company or any of its Subsidiaries and for the avoidance of doubt, whether or not contingent), (c) obligations evidenced by any note, bond, debenture, guarantee or other debt security or similar instrument or Contract, (d) all obligations, contingent or otherwise, in respect of letters of credit and banker’s acceptance or similar credit transactions, to the extent drawn, (e) obligations, to the extent payable if such Contract is terminated at Closing, under Contracts relating to interest rate protection or other hedging arrangements to which the Company or any Subsidiary is a party, (f) Taxes Payable, (g) customer deposits and unearned revenue net of any advances made to suppliers (calculated in accordance with the Accounting Methodology), (h) Other Payables, (i) any accrued and unpaid bonuses for any performance period ending on or before December 31, 2017, and (j) guarantees of the types of obligations described in sub clauses (a) though (i) above; provided that, for the avoidance of doubt, “Company Debt” shall not include any obligations solely between or among the Company and its Subsidiaries or any amounts reflected in Net Working Capital or Company Transaction Expenses; provided,  further, that “Company Debt” shall exclude Liabilities under all capital leases.

“Company Intellectual Property Rights” means all Intellectual Property Rights owned by the Company or any of its Subsidiaries or that the Company or any of its Subsidiaries is licensed to use in connection with the business of the Company or any of its Subsidiaries as currently conducted, including all Intellectual Property Rights in and to Company Technology.

“Company Material Adverse Effect” means, with respect to the Company and its Subsidiaries (on a consolidated basis), any fact, condition, event, change, circumstance or effect that, individually or in the aggregate with all other facts, conditions, changes, circumstances and effects, has, or would reasonably be expected to have, a material adverse effect on (a) the business, assets, results of operations or condition of the Company and its Subsidiaries (financial or otherwise), taken as a whole or (b) the Company’s ability to perform its obligations under the Transaction Agreements to which it is a party, or to consummate the Merger in accordance with this Agreement; provided, however, that any determination of whether there has been a Company Material Adverse Effect shall not include any effect, change, event, occurrence or state of facts that arises out of or results from (i) conditions that generally affect the industry in which the Company and its Subsidiaries operate, (ii) a change in general economic, political, social, regulatory, business, economic, financial, credit or capital market conditions, including interest or exchange rates, (iii) any change in accounting requirements or principles required by GAAP (or any interpretations thereof) or required by any change in Laws (or any interpretations thereof), (iv) any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any Law, (v) any outbreak, escalation or acts of terrorism or sabotage, armed hostility or war (whether or not declared) or any weather-related event, fire or natural disaster or other national or international calamity or worsening of any of the occurrences or conditions referred to in this clause (v), (vi) the announcement of the execution of this Agreement or the pendency of the Transactions, (vii) the identity of Parent or any of its Affiliates as the acquiror of the Company or any facts or circumstances concerning Parent or any of its Affiliates, (viii) the taking of any action specifically required to be taken by, or permitted by or the failure to take any action prohibited by, this Agreement or consented to or requested by Parent, or (ix) any failure to meet internal or published projections, forecasts, performance measures, operating statistics or revenue or earnings predictions for any period (provided that, except as otherwise provided in this definition, the underlying causes of such failure referred to in this clause (ix) may be considered in determining whether there is a Company Material Adverse Effect); provided,  however, that the exceptions set forth in clauses (i),  (ii),  (iii),  (iv) and (v) shall only apply to the extent that such event, circumstance, change or effect does not have a materially disproportionate impact on the Company and its Subsidiaries, taken as a whole, compared to other companies that operate in the industries in which the Company and its Subsidiaries operate.

“Company Option” means an outstanding option granted pursuant to, or outside of, any Company Option Plan and any other option or other right (including any commitment to grant options or other rights) to purchase or otherwise acquire Company Capital Stock, including restricted stock units, whether or not vested or exercisable.

“Company Option Plan” means the Genewiz Group 2016 Equity Incentive Plan.

“Company Plans” means (a) “employee benefit plans” (as defined in Section 3(3) of ERISA, as amended), (b) individual employment, consulting, change in control, severance or other agreements or arrangements and (c) other benefit plans, policies, agreements or arrangements, including bonus or other incentive compensation, stock purchase, equity or equity-based compensation, deferred compensation, profit sharing, change in control, severance, pension, retirement, welfare, sick leave, vacation, loans, salary continuation, health, dental, disability, flexible spending account, service award, fringe benefit, life insurance and educational assistance plan, policies, agreements or arrangements under which any current or former Employee, Consultant, officer, manager or director of the Company or any of its Subsidiaries participates and which is maintained, contributed to or participated in by the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has or may have any obligation or Liability, contingent or otherwise.

“Company Preferred Stock” means, collectively, the Series A Preferred Shares, Series A-1 Preferred Shares, Series A-2 Preferred Shares and Series B Preferred Shares.

“Company Series A Preferred Stock” means, collectively, the Series A Preferred Shares, Series A-1 Preferred Shares and Series A-2 Preferred Shares.

“Company Technology” means any and all Technology that is owned or licensed by the Company or any of its Subsidiaries in connection with the business of the Company or any of its Subsidiaries as currently conducted.

“Company Transaction Expenses” means an amount equal to the sum of (a) the aggregate fees and expenses payable or reimbursable by the Company and/or its Subsidiaries to third parties in connection with the negotiation, entering into and consummation of this Agreement and the Transactions, including the Merger, including the fees and expenses of investment bankers, finders, consultants, attorneys, accountants and others advisors engaged by the Company and/or its Subsidiaries in connection with the Transactions, including the Merger, but excluding the Audit Costs, plus (b) all Change of Control Payments, plus (c) 50% of the R&W Insurance Policy premium, plus (d) 50% of the cost of the D&O Tail Insurance, and plus (e) 50% of the cost for any filing made as required under any applicable Antitrust Law (including the HSR Act) in connection with the Transactions (but, for the avoidance of doubt, excluding attorney’s fees incurred by Parent and its Affiliates in connection therewith), in each case in this definition (i) with respect to Contracts, pursuant to any Contract entered into by the Company or its Subsidiaries prior the Closing and (ii) except to the extent paid at or prior to the Closing.  Notwithstanding anything herein to the contrary, “Company Transaction Expenses” shall be reduced by the amount of all fees and expenses incurred by the Company and its Subsidiaries in connection with the preparation of and delivery of the financial statements and other deliverables set forth in Section 5.16 and Section 6.1.17 that were pre-approved in writing by Parent (the “Audit Costs”).

“Confidentiality Agreement” means the Confidential Disclosure Agreement, dated as of February 7, 2018, between Parent and the Company or one of its Affiliates, as it may be amended from time to time.

“Contract” means any contract, loan or credit agreement, debenture, note, guaranty, bond, mortgage, indenture, deed of trust, license, lease or other agreement, arrangement or instrument (in each case, as applicable, whether written or oral) that is legally binding.

“Covered Taxes” means (a) any Taxes imposed on or payable by or with respect to the Company or any of its Subsidiaries (other than any Transfer Taxes) for any Pre‑Closing Tax Period (determined, in the case of any Straddle Period, in the manner set forth in Section 5.8.2), including, for the avoidance of doubt, any Taxes arising with respect to amounts includible in income under Sections 951, 951A and 956 of the Code (or any similar provision of state, local or foreign Law) to the extent attributable to a Pre-Closing Tax Period or the portion of a Straddle Period ending on the Closing Date; (b) any Taxes for which the Company or any of its Subsidiaries is liable under Treasury Regulation Section 1.1502‑6 (or any similar provision of state, local or foreign Law) by reason of such entity having been a member of any consolidated, combined, unitary, or affiliated Tax group at any time prior to the Closing, as a transferee or successor pursuant to any transaction occurring at or prior to the Closing, or pursuant to a Tax Sharing Agreement entered into at or prior to the Closing; (c) any Taxes imposed on Parent or any of its Affiliates (including the Company and its Subsidiaries) arising from any failure of the Holders or Holders’ Representative respectively, to comply with their covenants, agreements or obligations under Section 5.8; (d) the Holder Indemnifying Parties’ share of any Transfer Taxes under Section 5.8.1; (e) any Taxes imposed on, or payable by or with respect to, the Company or any of its Subsidiaries arising in connection with, as a result of or arising out of any breach of, or misrepresentation or inaccuracy in, the Tax Representations; (f) any 409A Gross Up Payment; and (g) any withholding or similar Taxes imposed on the Parent or any of its Affiliate in connection with the transactions contemplated by this Agreement that are not attributable to a particular Holder; provided that Covered Taxes shall exclude (i) any Losses claimed solely under clause (e) to the extent attributable to Taxes that are imposed on, or payable by or with respect to, the Company or any of its Subsidiaries for any taxable period commencing after the Closing Date other than (x) Taxes arising out of any breach of, or misrepresentation or inaccuracy in the representations or warranties in Section 3.9.11 or Section 3.10.11 and, (y) for the avoidance of doubt, interest, addition to tax or penalties imposed in any period with respect to Taxes of the Company or any of its Subsidiaries relating to a Pre-Closing Period); (ii) all Taxes arising out of or resulting from any action taken by Parent or any of its Affiliates (including, after the Closing, the Company and its Subsidiaries) outside of the Ordinary Course of Business on the Closing Date but after the Closing; (iii) all Taxes imposed on or payable by or with respect to the Company or any of its Subsidiaries arising out of or resulting from any breach by the Parent or any of its Affiliates (including, after the Closing, the Company and its Subsidiaries) of any covenant or agreement contained in Section 5.8; (iv) Non-Resident Capital Gains Taxes; (v) Covered Withholding Taxes; and (vi) Deferred Taxes.

“Disclosure Schedule” means the Disclosure Schedule, dated as of the date of this Agreement, delivered by the Company to Parent in connection with this Agreement.

“Dissenting Shares” means shares of Company Capital Stock held by a Holder who has properly demanded and not effectively withdrawn or lost such Holder’s appraisal, dissenters’ or similar rights for such shares under Section 238 of the CCL.

“DOL” means the United States Department of Labor.

“DR Plans” means the disaster recovery and business continuity plans of the Company and its Subsidiaries.

“Effective Date” means the date on which the Effective Time occurs.

“Employer Employment Taxes” means, with respect to any Employee, the sum of (a) the tax imposed by Section 3111(b) of the Code (or any successor provision or any similar provision of state or local Law), and (b) the tax imposed by Section 3111(a) of the Code (or any successor provision or any similar provision of state or local Law).

“Environmental Laws” means all Laws relating to the protection of the  environment, the preservation or reclamation of natural resources, the presence, management or Release of, or exposure to, Hazardous Materials, or, as such relates to Hazardous Materials, to human health and safety, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. § 5101 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.), the Clean Water Act (33 U.S.C. § 1251 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.), the Safe Drinking Water Act (42 U.S.C. § 300f et seq.), the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), the Federal Insecticide, Fungicide and Rodenticide Act (7 U.S.C. § 136 et seq.) and, as it relates to Hazardous Materials, the Occupational Safety and Health Act (29 U.S.C. § 651 et seq.), each of their state and local counterparts or equivalents, and each of their foreign and international equivalents.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Escrow Agent” means Citibank, N.A., acting as escrow agent pursuant to the Escrow Agreement.

“Escrow Funds” means the Indemnity Escrow Funds, the General Tax Escrow Funds and the Special Tax Escrow Funds, as applicable.

“Estimated Merger Consideration” means an amount equal to the sum of the Base Merger Consideration plus (a) the estimated Closing Cash, minus (b) the estimated Closing Company Debt, minus (c) the estimated Company Transaction Expenses, minus (d) the Holders’ Representative Expenses Amount, (e) plus (i) the amount by which the estimated Closing Net Working Capital exceeds the Net Working Capital Closing Target or minus (ii) the amount by which the Net Working Capital Closing Target exceeds the estimated Closing Net Working Capital, plus (f) the estimated Accounts Receivables Adjustment Amount, minus (g) the Indemnity Escrow Amount, minus (h) the General Tax Escrow Amount, minus (i) the Special Tax Escrow Amount, minus (j) the Adjustment Holdback Amount.  For purposes of this definition, the foregoing clauses (a), (b), (e) and (f) (and the individual elements thereof, as applicable), shall be determined in accordance with the Accounting Methodology.

“Example Closing Statement” means the illustrative calculation, attached hereto as Exhibit C, as of the close of business on August 31, 2018 of (a) Cash, (b) Company Debt, (c) Net Working Capital and (d) Accounts Receivables.

“Final Merger Consideration” means an amount equal to the sum of the Base Merger Consideration plus (a) the Closing Cash, minus (b) the Closing Company Debt, minus (c) the Company Transaction Expenses, minus (d) Holders’ Representative Expenses Amount, (e) plus (i) the amount by which the Closing Net Working Capital exceeds the Net Working Capital Closing Target or minus (ii) the amount by which the Net Working Capital Closing Target exceeds the Closing Net Working Capital, plus (f) the Accounts Receivables Adjustment Amount, minus (g) the Indemnity Escrow Amount, minus (h) the General Tax Escrow Amount, minus (i) the Special Tax Escrow Amount, minus (j) the Adjustment Holdback Amount.  For purposes of this definition, clauses (a), (b), (e) and (f) (and the individual elements thereof, as applicable) shall be determined in accordance with the Accounting Methodology.

“Fundamental Representations” means the representations and warranties contained (a) in Section 3.1.1 (Valid Existence; Good Standing), Section 3.1.3(a),  3.1.3(b),  3.1.3(c), and the second sentence of 3.1.3(d) (Subsidiaries), Section 3.2.1 (Power and Authority), Section 3.2.2 (Due Authorization of Agreement), Section 3.2.3 (Valid and Binding Agreements), Section 3.21 (Brokers and Other Advisors) and Section 3.3 (Capitalization) (clause (a) collectively, the “Company Fundamental Representations”), (b) Section 4.1 (Organization and Standing and Corporate Power), Section 4.2.1 (Power; Enforceability) and Section 4.6 (Brokers and Other Advisors) (clause (b) collectively, the “Parent Fundamental Representations”), (c) in Sections 1(a), 1(b), 1(c), 1(d)(i) and 1(g) of the Joinder Agreements (clause (c) collectively, the “Holder Fundamental Representations”).

“Fully Diluted Shares of Company Capital Stock” means the sum, without duplication, of the aggregate number of shares of Company Capital Stock (on an as converted to Company Common Stock basis) that are issued and outstanding immediately prior to the Effective Time (other than shares to be cancelled in accordance with Section 2.7.2) or issuable upon the exercise of each In-the-Money Option.

“Further Distributions” means the sum of (a) the Released Escrow Amount, plus (b) any portion of the Adjustment Holdback Amount released pursuant to Section 2.15.3,  plus (c) the amount of any Adjustment Surplus payable to the Holders pursuant to Section 2.15.3,  plus (d) any portion of the Holders’ Representative Expenses Amount released pursuant to Section 8.4.5,  plus (e) any amount payable to the Holders pursuant to Section 5.15.1, in each case without interest, if, when and to the extent payable pursuant to Article II,  Article VIII and the Escrow Agreement.

“Further Distributions Per Share” means the Series B Preferred Further Distributions Per Share and the Series A/Common Further Distributions Per Share, as applicable.

“GAAP” means the generally accepted accounting principles in the United States.

“General Tax Escrow Amount” means $15,000,000.

“General Tax Escrow Funds” means, at any time, the portion of the General Tax Escrow Amount then remaining in escrow with the Escrow Agent pursuant to the Escrow Agreement (plus any interest paid on such General Tax Escrow Amount in accordance with the Escrow Agreement).

“Governmental Authority” means any (a) nation, region, state, county, city, town, village, district or other jurisdiction, (b) federal, state, local, municipal, foreign or other government, (c) department, agency or instrumentality of a foreign or other government, including any state-owned or state-controlled instrumentality of a foreign or other government, (d) governmental or quasi-governmental entity of any nature (including any governmental agency, branch, department or other entity and any court or other tribunal of competent jurisdiction), (e) international or multinational organization formed by states or governments, (f) organization that is designated by executive order pursuant to Section 1 of the United States International Organizations Immunities Act (22 U.S.C. 288 of 1945), as amended and the rules and regulations promulgated thereunder or (g) other body entitled to exercise any administrative, executive, judicial, legislative, police or regulatory authority or Taxing Authority.

“Hazardous Materials” means any material, substance or waste that is regulated, classified, or otherwise characterized under or pursuant to any Environmental Law as “hazardous”, “toxic”, a “contaminant”, “radioactive” or words of similar meaning or effect, including petroleum and its by-products, asbestos, polychlorinated biphenyls, radon, mold, urea formaldehyde insulation, chlorofluorocarbons and all other regulated ozone-depleting substances.

“Health Care Laws” means any Laws relating to health care regulatory and reimbursement matters, including, without limitation, (i) the Federal Ethics in Patient Referrals Act, also known as the Stark Law, 42 U.S.C. § 1395nn, and all regulations promulgated thereunder, (ii) the Federal Anti-Kickback Statute, 42 U.S.C. § 1320a-7b(b), and all regulations promulgated thereunder, (iii) the Federal False Claims Act, 31 U.S.C. § 3729 et seq., and all regulations promulgated thereunder, (iv) the Federal Food, Drug and Cosmetic Act, 21 U.S.C. § 321 et seq., and all regulations promulgated thereunder, (v) the Public Health Service Act, 42  U.S.C. § 201 et seq., and all regulations, agency guidance or similar legal requirement promulgated thereunder, (vi) the Clinical Laboratory Improvement Amendments, 42 U.S.C. § 263a, and all regulations, agency guidance or similar legal requirements promulgated thereunder, (vii) the Medicare Act, 42 U.S.C. § 1395 et seq., and all regulations, agency guidance, or similar legal requirement promulgated thereunder, (viii) state self-referral, anti-kickback, fee-splitting and patient brokering Laws, (ix) Information Privacy and Security Laws related to genetic testing and the privacy of genetic testing results, (x) state Laws governing the licensure and operation of clinical laboratories and billing for clinical laboratory services, (xi) state and federal laws applicable to the permitting and operation of research laboratories, (xii) federal, state and local biosafety regulations and guidelines; and (xiii) laws governing the interstate transport of etiologic agents and the disposal of infectious waste.

“HIPAA” means, collectively, Health Insurance Portability and Accountability Act of 1996 as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH”), implementing regulations promulgated thereunder and related guidance issued from time to time.

“Holder” means any Stockholder or any holder of any In-the-Money Options.

“Holder Indemnified Persons” means the Holders and their Affiliates and each of their respective equity holders, directors, officers, employees, Affiliates, agents, successors and assigns.

“Holder Indemnifying Persons” means the Holders that have executed and delivered a Joinder Agreement.

“Holders’ Representative Expenses Amount” means $100,000.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Income Taxes” means any Taxes that are based on, or computed with respect to, net income or earnings or gross income or earnings (or any franchise Tax or other Tax in connection with doing business imposed in lieu thereof).

“In-the-Money Option” means a Vested Option for which the Option Per Share Consideration is greater than zero.

“Indemnification Sharing Percentage” means, at any time, with respect to each Holder, a proportion equal to (a) the aggregate Series B Preferred Per Share Consideration, Series A/Common Per Share Consideration, Further Distributions Per Share and Option Per Share Consideration, as applicable, paid to such Holder, over (b) the aggregate Series B Preferred Per Share Consideration, Series A/Common Per Share Consideration, Further Distributions Per Share and Option Per Share Consideration paid to all Holders (the “Holder Pro Rata Portion”); provided that, if prior to the Closing, the Company fails to deliver to Parent duly executed Joinder Agreements from Holders holding at least 95% of the Fully Diluted Shares of Company Capital Stock (the shortfall below 95%, the “Coverage Shortfall Percentage”), then the Indemnification Sharing Percentage of each Joinder Holder, shall be increased proportionally by each such Joinder Holder’s Holder Pro Rata Portion of the Coverage Shortfall Percentage.

“Indemnity Escrow Amount” means $2,250,000.

“Indemnity Escrow Funds” means, at any time, the portion of the Indemnity Escrow Amount then remaining in escrow with the Escrow Agent pursuant to the Escrow Agreement (without any interest paid on such Indemnity Escrow Amount in accordance with the Escrow Agreement).

“Information Privacy and Security Laws” means all applicable Laws concerning privacy, data protection and/or data security, including with respect to the collection, storage, transmission, transfer (including cross-border transfers) of Personal Data (including any Laws of jurisdictions where the Personal Data was collected), and all regulations promulgated thereunder, including, to the extent applicable, HIPAA, state data privacy and breach notification Laws, state social security number protection Laws, any applicable Laws concerning requirements for website and mobile application privacy policies and practices, data or web scraping, call or electronic monitoring or recording or any outbound communications (including, outbound calling and text messaging, telemarketing, and e-mail marketing), the EU General Data Protection Regulation 2016/679 (“GDPR”) as implemented in the national jurisdictions, the Federal Trade Commission Act, the Gramm Leach Bliley Act, the Fair Credit Reporting Act, the Fair and Accurate Credit Transaction Act, the CAN-SPAM Act, the Telephone Consumer Protection Act, Children’s Online Privacy Protection Act, and the PRC Cyber Security Law.

“Information System” means software, hardware, computer and telecommunications equipment and other information technology and related systems.

“Intellectual Property Rights” means all of the following in any jurisdiction throughout the world:  (a) patents and industrial designs, (b) copyrights, mask work rights and intellectual property rights in databases, (c) trade secrets and other intellectual property rights in data, confidential information, or know-how, (d) trademarks, trade names, service marks, service names, trade dress, together with all  goodwill associated with each of the foregoing, (e) domain names, rights of publicity and moral rights, and (f) any and all registrations and applications of any of the foregoing and all rights to obtain renewals, extensions (including supplemental protection certificates), continuations, or divisions thereof.

“IRS” means the United States Internal Revenue Service.

“Joinder Holder” means each Holder who has executed and delivered a Joinder Agreement.

“Knowledge” means the actual knowledge of Amy Liao, Steve Sun, Fred Knechtel and Xi Qin and the actual knowledge that any such person would have obtained after reasonable inquiry.

“Law” means any United States federal, state or local or any foreign law (including, without limitation, the laws of the Cayman Islands, England and Wales, France, Germany, Japan and China), statute, ordinance, code, rule, regulation, resolution or promulgation or any Order or any similar provision having the force or effect of law, including Health Care Laws and Information Privacy and Security Laws.

“Liability” means, with respect to any Person, any liability or obligation of such Person whether known or unknown, whether asserted or not asserted, whether determined, determinable or otherwise, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, whether directly incurred or consequential, whether due or to become due and whether or not required under GAAP to be accrued on the financial statements of such Person.

“Lien” means any charge, encumbrance, claim, equitable ownership interest, collateral assignment, lien, license, option, pledge, security interest, mortgage, deed of trust, right of way, easement, encroachment, servitude, right of first offer or first refusal and any similar encumbrance or condition governing the use, voting (in the case of any equity interest), transfer, receipt of income or exercise of any other attribute of ownership of any kind or nature whatsoever affecting or attached to any asset.

“Loss” means, with respect to any Person, any cost, claim, damage, expense, loss, interest, award, Liability, judgment, deficiency, Tax, settlement, penalties, fees, fines, reasonable legal, accounting and other professional fees and reasonable expenses incurred in the investigation, collection, prosecution, determination and defense of such Losses (including, in each case, in connection with the enforcement of any claim for indemnification hereunder), that is incurred or suffered by such Person.

“Net Working Capital” means, as of a specified date, an amount equal to (a) the current assets of the Company and its Subsidiaries, consisting only of the asset account line items specified as “Current Assets” on the Example Closing Statement (for the avoidance of doubt, not including Accounts Receivable or any Income Tax assets) reduced by (b) the current liabilities of the Company and its Subsidiaries, consisting only of the liability account line items specified as “Current Liabilities” on the Example Closing Statement (including, for the avoidance of doubt, any current Liability for non-Income Taxes, but excluding any current Liability for Income Taxes), in each case as determined in accordance with the Accounting Methodology applied in a manner consistent with the application thereof in the preparation of the Example Closing Statement.  For the avoidance of doubt, Net Working Capital shall be calculated exclusive of any amounts included in the calculation of Cash, Company Debt, Company Transaction Expenses, Accounts Receivable or Audit Costs.

“Net Working Capital Closing Target” means negative four million three hundred eighty two thousand nine hundred fifty eight dollars (–$4,382,958).

“Non-Resident Capital Gains Taxes” means any Taxes imposed by a PRC Taxing Authority on a Holder that is a non-resident of the PRC (whether imposed by withholding or otherwise and whether calculated by reference to transfer price, net gain or otherwise) arising as a result of the Merger or the other Transactions.

“Option Per Share Consideration” means with respect to each In-the-Money Option (a) the Series A/Common Per Share Consideration minus (b) the per share exercise or purchase price, if any, of such In-the-Money Option.

“Order” means any order, injunction (whether temporary, preliminary or permanent), judgment, decree, assessment, award or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority of competent jurisdiction.

“Ordinary Course of Business” means the ordinary course of business of the Company and its Subsidiaries consistent with past practice.

“Organizational Documents” means, with respect to any entity, the certificate of formation, limited liability company agreement, certificate of incorporation, bylaws, memorandum and articles of association, shareholder register (but only with respect to entities organized under the laws of England & Wales or the Cayman Islands), or similar organizational documents of such entity (including, for the avoidance of doubt, the equivalent documents relevant to the jurisdiction in which the entity is incorporated).

“Other Payables” means all Liabilities with respect to (a) short term deferred rent in China and (b) amounts owed in connection with the redemption and/or repurchase of any shares of Company Capital Stock from Amy Liao and/or Steve Sun.

“Parent Indemnified Persons” means the Surviving Corporation, Parent, Merger Sub and their Affiliates and each of their respective equity holders, directors, officers, employees, agents, successors and assigns.

“Parent’s Knowledge” means the actual knowledge of Stephen Schwartz, John O’Brien and Jason Joseph .

“Permit” means any permit, license, franchise, certificate, approval, registration or authorization from any Governmental Authority or independent third party accreditation agency, or required by any Governmental Authority to be obtained, maintained or filed.

“Permitted Liens” means:  (a) statutory liens with respect to the payment of Taxes which are not yet due or payable (or which may be paid without interest or penalties) or the validity or amount of which is being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with GAAP, (b) statutory liens of landlords, suppliers, mechanics, carriers, materialmen, warehousemen, service providers or workmen and other similar Liens imposed by Law created in the Ordinary Course of Business for amounts that are not yet delinquent or the validity or amount of which is being contested in good faith by appropriate proceedings, or pledges, deposits or other liens securing the performance of bids, trade contracts, leases or statutory obligations (including workers’ compensation, unemployment insurance or other social security legislation), (c) building, zoning, entitlement and other land use regulations imposed by any Governmental Authority with jurisdiction over the Real Property, (d) easements, conditions, covenants, restrictions and other similar matters that are of record with respect to the Real Property that do not materially and adversely affect the use or current occupancy or, with respect to Owned Real Property, the value of the Real Property, (e) standard survey and title exceptions, (f) variations, if any, between tax lot lines and property lines, (g) in the case of Intellectual Property, non-exclusive licenses, options to non-exclusively license, covenants not to sue or other non-exclusive grants of intellectual property, in each case, entered in the Ordinary Course of Business, (h) Liens that will be released at or prior to the Closing  and (i) all other Liens listed on Section 1.1 of the Disclosure Schedule.

“Person” means any natural person, corporation, exempted company, limited liability company, partnership, exempted limited partnership, association, trust or other entity, including a Governmental Authority.

“Personal Data” means (a) any data that can be used to identify, directly or indirectly, an individual and (b) any other information pertaining to an individual that is regulated by applicable data privacy Law but, in each case of (a) and (b), excluding anonymized information and aggregated information that cannot reasonably be used to identify an individual.

“Policy Limit” means the coverage limit of $75,000,000 pursuant to the R&W Insurance Policy.

“Post-Closing Tax Period” means (a) any Tax period beginning after the Closing Date and (b) with respect to a Straddle Period, any portion thereof beginning after the Closing Date.

“PRC” means the People’s Republic of China, and shall exclude Taiwan, Hong Kong and Macau for the purpose of this Agreement.

“Pre-Closing Tax Period” means (a) any Tax period ending on or before the Closing Date and (b) with respect to a Straddle Period, any portion thereof ending on the Closing Date.

“Premises” means any building, plant, improvement or structure located on the Real Property.

“Privacy Policy” means the publicly posted privacy policy (or policies), as applicable, of the Company and its Subsidiaries governing the collection, use, retention, processing, distribution and disclosure of Personal Data by the Company and its Subsidiaries.

“Products” means any product or service that the Company or any of its Subsidiaries sells or offers for sale.

“Public Notice 7” means Public Notice 2015 No. 7 issued by the PRC State Administration of Taxation on February 3, 2015, titled “Public Notice of the State Administration of Taxation Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises” (关于非居民企业间接转让财产企业所得税若干问题的公告), as amended.

“Public Software” means any software that is (i) distributed as free software or as open source software (e.g., Linux), (ii) subject to any licensing or distribution model that includes as a term thereof any requirement for distribution of source code to licensees or third parties, patent license requirements on distribution, restrictions on future patent licensing terms, or other abridgement or restriction of the exercise or enforcement of any Company Intellectual Property Rights through any means, (iii) licensed or distributed under any Public Software License or under less restrictive free or open source licensing and distribution models such as those obtained under the BSD, MIT, Boost Software License and the Beer-Ware Public Software Licenses or any similar licenses, or (iv) dedicated to the public.

“Public Software License” means any of the following licenses or distribution models, or licenses or distribution models similar to any of the following:  (a) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL); (b) the Artistic License (e.g., PERL); (c) the Mozilla Public License; (d) the Netscape Public License; (v) the Sun Community Source License (SCSL); (e) the Sun Industry Standards License (SISL); (f) the Apache License; and (g) any licenses that are defined as OSI (Open Source Initiative) licenses as listed on the Opensource.org website.

“R&W Insurance Policy” means collectively, those certain Representations and Warranties Insurance Policies issued by AIG Specialty Insurance Company, Indian Harbor Insurance Company, Great American and Aon TL Sidecar (or, in each case, an Affiliate, as applicable) in connection with this Agreement, as they may be amended, modified or otherwise supplemented from time to time.

“Related Party” means (a) any current or former director (or nominee), manager or officer of the Company or any of its Subsidiaries, (b) any five percent or greater Stockholder of the Company or five percent or greater holder of the Company Options (calculated on an as-converted to Company Common Stock basis) and (c) any relative, spouse, officer, director or Affiliate of any of the foregoing Persons.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing of or migrating into or through the environment or any natural or man-made structure.

“Released Escrow Amount” means any Escrow Funds (or any interest or other income accrued or earned thereon with respect to the Indemnity Escrow Funds and the Special Escrow Funds) that are released to the Payments Administrator and the Surviving Corporation, as applicable, for distribution to the Holders based on their respective Further Distributions Per Share pursuant to the terms and conditions of this Agreement and the Escrow Agreement.

“Representatives” means, with respect to any Person, the officers, directors, employees, investment bankers, financial advisors, attorneys, accountants, agents, successors, assigns, and other representatives of such Person.

“Restricted Cash” means all cash and cash equivalents that are not freely useable and available to the Company and its Subsidiaries because it is subject to restrictions, limitations on use or distribution either by contract, for regulatory or legal purposes.

“SEC” means the United States Securities and Exchange Commission.

“Security Breach” means an actual unauthorized access, destruction, loss, alteration, acquisition or disclosure of any Personal Data controlled by the Company or any of its Subsidiaries.

“Securities Act” means The Securities Act of 1933, as amended.

“Series A/Common Further Distributions Per Share” means the sum of (i) the amount of Further Distributions, when and if distributed, divided by the number of Fully Diluted Shares of Company Capital Stock, until each Series B Preferred Share entitles the Holder thereof to receive in the aggregate out of the Estimated Merger Consideration and the Further Distributions (without duplication) the Series B Participation Cap, and (ii) after the Series B Participation Cap is met pursuant to the foregoing clause (i), the amount of remaining Further Distributions, when and if distributed, divided by the number of Fully Diluted Shares of Company Capital Stock without including the Series B Preferred Shares and/or the Class A Ordinary Shares into which they are convertible in the calculation thereof.

“Series A/Common Per Share Consideration” means the quotient of (i) the sum of the Estimated Merger Consideration plus the Aggregate Option Exercise Price minus the Aggregate Series B Preferred Share Preference divided by (ii) the Fully Diluted Shares of Company Capital Stock, until each Series B Preferred Share receives the Series B Participation Cap, and, thereafter, the Fully Diluted Shares of Company Capital Stock without including the Series B Preferred

Shares and/or the Class A Ordinary Shares into which they are convertible in the calculation thereof.

“Series A Preferred Shares” means the Company’s Series A Preferred Shares, par value $0.0001 per share.

“Series A-1 Preferred Shares” means the Company’s Series A-1 Preferred Shares, par value $0.0001 per share.

“Series A-2 Preferred Shares” means the Company’s Series A-2 Preferred Shares, par value $0.0001 per share.

“Series B Preferred Further Distributions Per Share” means, subject to Section 2.7.3(a) (i) the amount of Further Distributions, when and if distributed, divided by the number of Series B Preferred Shares until each Series B Preferred Share receives in the aggregate from the Estimated Merger Consideration and the Further Distributions (without duplication) the preference of each Series B Preferred Share as set forth in clause (i) of the definition of Series B Preferred Per Share Consideration (which amount under this clause (i) shall be paid to with respect to each Series B Preferred Share before and amounts are paid with respect to the Company Series A Preferred Stock, the Company Common Stock or In-the-Money Options), plus (ii) the Series A/Common Further Distributions Per Share multiplied by the number of Class A Ordinary Share into which such Series B Preferred Share is convertible immediately prior to the Effective Time, until such Series B Preferred Share receives in the aggregate from the Estimated Merger Consideration and Further Distributions (without duplication) an amount equal to the Series B Participation Cap.

“Series B Preferred Per Share Consideration” means an amount for each Series B Preferred Share equal to the sum of (i) the preference per Series B Preferred Share in accordance with the Company Organizational Documents, which amount under this clause (i) shall be paid to with respect to each Series B Preferred Share before any amounts are paid with respect to the Company Series A Preferred Stock, the Company Common Stock or In-the-Money Options (referred to in the Company Organizational Documents as the “Series B Preferred Share Preference Amount”), plus (ii) the Series A/Common Per Share Consideration multiplied by the number of Class A Ordinary Share into which such Series B Preferred Share is convertible immediately prior to the Effective Time, until such Series B Preferred Share receives in the aggregate the product of (A) three (3) multiplied by (B) the per share amount set forth in clause (i) (the “Series B Participation Cap”).  For avoidance of doubt, each Series B Preferred Share shall not receive more than the Series B Participation Cap.

“Series B Preferred Shares” means the Company’s Series B Preferred Shares, par value $0.0001 per share.

“Special Tax Escrow Amount” means $15,000,000.

“Special Tax Escrow Funds” means, at any time, the portion of the Special Tax Escrow Amount then remaining in escrow with the Escrow Agent pursuant to the Escrow Agreement (without any interest paid on such Special Tax Escrow Amount in accordance with the Escrow Agreement).

“Stockholders” means the holders of Company Capital Stock.

“Subsidiary” means, when used with respect to any Person (other than a natural person), any other Person (other than a natural person) of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power (or, in the case of an exempted limited partnership or a partnership, more than 50% of the general partnership interests) are, as of such date, owned directly or indirectly by such first Person, or any other Person that would otherwise be deemed a “subsidiary” of such first Person under Rule 12b-2 promulgated under the Securities Exchange Act of 1934.

“Tax” or “Taxes” means (a) any or all federal, state, local or foreign taxes, charges, fees, customs duties, imposts, levies or other assessments in the nature of taxes, including all net income, gross receipts, capital, sales, use, ad valorem, VAT, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, and (b) any or all interest, penalties, fines, additions to tax or additional amounts imposed by any Taxing Authority in connection with any item described in clause (a).

“Tax Representations” means the representations and warranties set forth in Section 3.9 (Taxes) and in Section 3.10.11 (Compliance with Section 409A of the Code).

“Tax Returns” means with respect to Taxes any return, report, claim for refund, estimate, information return or statement, declaration of estimated tax or other similar document relating to or required to be filed with any Taxing Authority with respect to Taxes, including any schedule or attachment thereto and including any amendment thereof.

“Tax Sharing Agreement” means any agreement relating to the sharing, allocation or indemnification of Taxes or amounts in lieu of Taxes, or any similar Contract (other than an agreement executed in the Ordinary Course of Business, no principal subject matter of which is Taxes).

“Taxes Payable” means any current Liabilities for Income Taxes of the Company and any of its Subsidiaries, but excluding, for the avoidance of doubt, (i) any deferred Tax Liabilities solely to the extent relating to temporary differences between financial and tax accounting and excluding, for the avoidance of doubt, any current deferred cash Tax liabilities (other than any prepaid amount), (ii) any Deferred Taxes and (iii) any Liabilities for non-Income Taxes included in the calculation of Net Working Capital.

“Taxing Authority” means any federal, state, local, or foreign governmental body (including any subdivision, agency, or commission thereof), or any quasi-governmental body, in each case, exercising authority in respect of Taxes.

“Technology” means all technical inventions (whether patentable or not) and know-how, technical information, algorithms, technical processes and techniques, technical data, technical designs, assays, reagents, technical protocols, technical drawings or specifications, technical graphics, technical illustrations, technical artwork, technical documentation and manuals, databases (and the information as reflected therein), computer software (including source code and executable code), firmware, computer hardware, integrated circuits and integrated circuit masks, electronic, electrical and mechanical equipment and all other forms of technology, embodied in any form, whether or not protectable or protected by patent, copyright, mask work right, trade secret Law, or otherwise and all documentation embodying any of the foregoing.

“Transactions” means any transaction contemplated by this Agreement, including (a) the Merger and the other transactions described in the recitals to this Agreement, and (b) the execution, delivery and performance of the Transaction Agreements other than this Agreement.

“Transaction Agreements” means this Agreement, the Cayman Plan of Merger, the Joinder Agreements, the Escrow Agreement and the Restricted Covenant Agreements.

“VAT” means value added tax or substantially similar consummation tax imposed by a jurisdiction outside of the United States.

“Vested Options” means all Company Options which are vested as of the Closing Date.

“Willful Breach” means a breach of any representation, warranty or covenant or other agreement set forth in this Agreement that is a consequence of an act or failure to act by the other Party with the knowledge that the taking of such act or failure to take such act would cause a breach of this Agreement.

Section 1.2.     Terms Defined Elsewhere in this Agreement

.  For purposes of this Agreement, the following terms have meanings set forth at the section of this Agreement indicated opposite such term:

Term	Section
“Adjustment Holdback Amount”	2.10
“Adjustment Shortfall”	2.15.3(b)
“Adjustment Surplus”	2.15.3(a)
“Agreement”	Preamble
“Assets”	3.13
“Actual Bring-Down Date”	6.1.1
“Assessment Deductible”	8.2.3(b)
“Audit Costs”	1.1
“Available NOLs”	5.8.8(b)(i)
“Audited Financial Statements”	3.5.1(a)
“Balance Sheet Date”	3.5.1(a)

Term	Section
“CCL”	Recitals
“China Social Insurances”	3.10.9(j)
“China Social Security Bureaus”	3.10.9(j)
“Closing”	2.2
“Closing Date”	2.2
“Closing Legal Communications”	9.16
“Company”	Preamble
“Company Board Approval”	3.2.2
“Company Fundamental Representations”	1.1
“Company Information”	3.23
“Company Organizational Documents”	3.1.4
“Company Registrations”	3.15.3
“Competing Transaction”	5.12
“Compromise Assessment”	8.2.1(a)(ix)
“Confidential Information”	5.6.1
“Confidential Information Exceptions”	5.6.1
“Conflict”	3.2.4
“Consultant” or “Consultants”	3.1.2
“Contest”	5.8.6(b)
“Continuation Period”	5.10.1
“Continuing Employee”	5.10.1
“Contingent Release”	8.3.8(b)
“Coverage Shortfall Percentage”	1.1
“Covered Withholding Taxes”	8.2.1(b)(iii)
“Current Consultant”	3.1.2
“Current Employee”	3.1.2

Term	Section
“D&O Indemnified Persons”	5.9.1
“D&O Tail Insurance”	5.9.2
“Deductible”	8.2.3(a)
“Deferred Taxes”	5.8.8(b)(ii)
“Divestiture Action”	5.3.3
“Effective Time”	2.3
“Employee” or “Employees”	3.1.2
“ERISA Affiliate”	3.10.3
“Escrow Agreement”	2.9.4
“Excess Funds Amount”	8.3.8(a)
“Exchange Fund”	2.9.5
“Final Determination”	8.3.8(c)
“Final Merger Consideration Calculation”	2.15.1(a)
“Final Merger Consideration Calculation Objection Notice”	2.15.1(a)
“Final Settlement”	8.3.8(c)
“Financial Statements”	3.5.1(a)
“FIRPTA Certificate”	2.12.6(b)
“Forfeited Amount”	8.3.8(f)
“Holder Fundamental Representations”	1.1
“Holder Pro Rata Portion”	1.1
“Holders’ Representative”	Preamble
“Holders’ Representative Expenses”	8.4.5
“Inbound IP Contracts”	3.15.4
“Income Tax Return”	5.8.4(a)
“Indemnification Claim Notice”	8.3.1
“Indemnified Person”	8.3.1

Term	Section
“Indemnifying Person”	8.3.1
“Initial Resolution Period”	2.15.1(a)
“Initial Survival Date”	8.1
“Interim Balance Sheet”	3.5.1(a)
“Interim Balance Sheet Date”	3.5.1(a)
“IP Contracts”	3.15.4
“Joinder Agreement”	Recitals
“Leased Property”	3.14.1
“Letter of Transmittal”	2.12.1
“Material Contract”	3.12.3
“Merger”	Recitals
“Merger Sub”	Preamble
“Multiemployer Plan”	3.10.3
“Necessary Stockholder Approval”	Recitals
“New Plans”	5.10.2
“NOL Shortfall”	5.8.8(a)
“NOL Value”	5.8.8(b)(ii)
“Objection Period”	2.15.1(a)
“OFAC”	3.20.5
“Offer Letter” or “Offer Letters”	Recitals
“Outbound IP Contracts”	3.15.4
“Outside Date”	7.1.2
“Owned Real Property”	3.14.1
“Parent”	Preamble
“Parent Fundamental Representations”	1.1
“Parent Material Adverse Effect”	4.2.2

Term	Section
“Party” or “Parties”	Preamble
“Payments Administrator”	2.9.5
“Payment Schedule”	2.8
“Payoff Amount”	2.9.1
“Payoff Letters”	2.9.1
“Public Notice 7 Submission”	5.8.4(b)
“Privacy Agreements”	3.15.7(a)
“Real Property”	3.14.1
“Real Property Contracts”	3.14.4
“Real Property Laws”	3.14.4
“Real Property Leases”	3.14.1
“Restricted Person”	5.11
“Restricted Covenant Agreement”	5.11
“Reviewing Party”	2.15.2
“Security Program”	3.15.7(f)
“Series B Participation Cap”	1.1
“Settlement Memorandum”	8.3.2(a)
“Shrink Wrap Licenses”	3.15.1
“Straddle Period”	5.8.2
“Survival Date”	8.1
“Surviving Corporation”	2.1
“Title IV Plan”	3.10.3
“Third Party Claim”	8.3.3(a)
“Third Party Claim Election Notice”	8.3.3(c)
“Top Customer or Supplier”	3.18
“Transaction Approvals”	3.4

Term	Section
“Transition Period”	5.15.2
“Transfer Taxes”	5.8.1
“TSA”	5.15.2
“UK Company Plan”	3.10.1
“Written Consent”	Recitals

ARTICLE II

THE MERGER AND EFFECT OF THE MERGER

Section 2.1.     The Merger

.  Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the CCL, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate corporate existence of Merger Sub shall thereupon cease and the Company shall continue as the surviving corporation and a wholly owned Subsidiary of Parent.  The Company after the Merger is sometimes referred to herein as the “Surviving Corporation.”

Section 2.2.     Closing

.  The closing of the Transactions (the “Closing”) shall take place at 10:00 a.m. (Boston time) on the fifth (5th) Business Day following the satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time) at the offices of Mintz, Levin, Cohn, Ferris, Glovsky, and Popeo, P.C., One Financial Center, Boston, Massachusetts 02111, unless another time, date or place is agreed to in writing by the Parties (the “Closing Date”).

Section 2.3.     Effective Time

.  Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the Parties shall file with the Registrar of Companies in the Cayman Islands an executed Cayman Plan of Merger in substantially the form attached hereto as Exhibit D, and the other documents required to effect the Merger as provided in Part XVI of the CCL.  The Merger shall become effective at the time the Cayman Plan of Merger is registered by the Registrar of Companies in the Cayman Islands or at such later time as is agreed to by the Parties and specified in the Cayman Plan of Merger (such later time being not later than the 90th day after the date of such registration) (the time at which the Merger becomes effective is herein referred to as the “Effective Time”).

Section 2.4.     Effects of the Merger

.  The Merger shall have the effects set forth in this Agreement and the CCL.  Without limiting the generality of the foregoing and subject thereto, at the Effective Time, (a) all the rights, privileges and powers of the Company and Merger Sub shall vest in the Surviving Corporation, (b) all of the property, real and personal, including causes of action, and every other asset of Merger Sub and the Company, shall vest in the Surviving Corporation without further act or deed and (c) all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 2.5.     Organizational Documents of Surviving Corporation

.  At the Effective Time, the memorandum and articles of association of the Company shall be amended and restated so as to be identical to the memorandum and articles of association of Merger Sub, as in effect immediately prior to the Effective Time and shall be the memorandum and articles of association of the Surviving Corporation until thereafter amended as provided in its Organizational Documents and applicable Law.

Section 2.6.     Management of the Surviving Corporation

2.6.1          Board of Directors.  Unless otherwise determined by Parent prior to the Effective Time, the Parties shall take all requisite action so that the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation immediately following the Effective Time, until their respective successors are duly elected and qualified or their earlier death, resignation or removal in accordance with the Organizational Documents of the Surviving Corporation.

2.6.2          Officers.  The Parties shall take all requisite action so that the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the Organizational Documents of the Surviving Corporation.

Section 2.7.     Effect of the Merger on Capital Stock

.  At the Effective Time, by virtue of the Merger and without any action to be taken on the part of the Holder of any shares of the Company Capital Stock or any shares of capital stock of Merger Sub, or on the part of the Company, Parent, Merger Sub or any other Person, the following shall occur:

2.7.1          Capital Stock of Merger Sub.  Each share of the share capital of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable common share, par value $0.01 per share, of the Surviving Corporation and collectively shall constitute the only outstanding shares in the share capital of the Surviving Corporation immediately after the Effective Time, and each certificate of Merger Sub evidencing ownership of any such shares immediately prior to the Effective Time shall evidence ownership of such common shares of the Surviving Corporation from and after the Effective Time.

2.7.2          Cancellation of Securities Held by the Company.  Any shares of Company Capital Stock that are owned by the Company immediately prior to the Effective Time shall be automatically canceled and shall cease to exist and no consideration shall be delivered in exchange therefor.

2.7.3          Conversion of Capital Stock.  Each issued share of Company Capital Stock outstanding immediately prior to the Effective Time (other than shares to be canceled in accordance with Section 2.7.2 or Dissenting Shares) shall, subject to the terms and conditions of this Agreement, be converted into the right to receive the following:

(a)        Series B Preferred Shares.  Each Series B Preferred Share outstanding immediately prior to the Effective Time (other than any Series B Preferred Shares to be canceled in accordance with Section 2.7.2 or Dissenting Shares) shall be converted into the right to receive (i) an amount, without interest, equal to the Series B Preferred Per Share Consideration in cash and (ii) the nontransferable contingent right to receive the Series B Preferred Further Distributions Per Share, if any.  For avoidance of doubt, each Series B Preferred Share shall not receive in the aggregate from the Estimated Merger Consideration and the Further Distributions more than the Series B Participation Cap.

(b)        Series A Preferred Stock and Common Stock.  Each share of Company Series A Preferred Stock and Company Common Stock outstanding immediately prior to the Effective Time (other than shares of Company Series A Preferred Stock and Company Common Stock to be canceled in accordance with Section 2.7.2 and Dissenting Shares) shall be converted into the right to receive (i) an amount, without interest, equal to the Series A/Common Per Share Consideration in cash and (ii) the nontransferable contingent right to receive such Series A/Common Further Distributions Per Share, if any.

2.7.4          Cancellation of Company Options.

(a)        At the Effective Time, each Company Option shall have all rights thereunder cancelled and each former Holder of any cancelled In-the-Money Option in exchange therefor shall be entitled, effective upon the Closing, to (i) an amount in cash, without interest, equal to the product of (A) the Option Per Share Consideration multiplied by (B) the number of shares of Company Capital Stock subject to such In-the-Money Option and (ii) the nontransferable contingent right to receive such shares’ applicable portion of the Further Distributions, if any.  Each Company Option that is not an In-the-Money Option shall be automatically cancelled for no consideration.

(b)        Prior to the Closing, the Company and its board of directors shall, subject to applicable Law, take all actions necessary to give effect to the transactions provided for in this Section 2.7.4 and to ensure that from and after the Effective Time, each Holder of an outstanding Company Option shall cease to have any rights with respect thereto, and take all actions necessary to ensure that the Company Option Plan and all individual option agreements entered into pursuant to the Company Option Plan terminate at the Effective Time.

2.7.5          Rights Cease to Exist.  As of the Effective Time, subject to the CCL, all the shares of Company Capital Stock shall no longer be outstanding, shall automatically be canceled and shall cease to exist and each holder of a Certificate shall cease to have any rights with respect thereto, except the rights set forth herein.

Section 2.8.     Delivery of Estimated Merger Consideration Calculation

.  Not less than three (3) Business Days prior to the Closing Date, the Company shall prepare and deliver to Parent (for review by Parent) in writing:

2.8.1          the Company’s calculation of the Estimated Merger Consideration as of the Closing setting forth, in reasonable detail, an estimation of each of the adjustments made to the Base Merger Consideration in such calculation;

2.8.2          the Company’s calculation of the estimated Aggregate Option Exercise Price;

2.8.3          the Company’s calculation of the estimated Series A/Common Per Share Consideration, the estimated Series B Preferred Per Share Consideration and the estimated Option Per Share Consideration;

2.8.4          the name, address and the number of shares of Company Capital Stock (both by class or series and on an as converted to Company Common Stock basis) and In-the-Money Options held by each Holder thereof;

2.8.5          the Company’s calculation of Fully Diluted Shares of Company Capital Stock;

2.8.6          the Company’s calculation of the amount of the Estimated Merger Consideration payable to each Holder;

2.8.7          the Company’s calculation of each Holder’s Indemnification Sharing Percentage of each of the Indemnity Escrow Amount, the General Tax Escrow Amount and the Special Tax Escrow Amount; and

2.8.8          a list of recipients of any Company Transaction Expenses and holders of Closing Company Debt that will discharged at Closing and the amounts payable thereto.

The calculations listed in the foregoing Section 2.8.1 through Section 2.8.8 shall be set forth on a spreadsheet referred to herein as the “Payment Schedule”.  Notwithstanding anything in this Agreement to the contrary, the calculation of the Estimated Merger Consideration shall be consistent with the Accounting Methodology.  The Company will review any comments proposed by Parent with respect to the Payment Schedule and will consider, in good faith, any appropriate changes.

Section 2.9.     Payments At Closing

.  At the Closing, Parent shall make, or cause to be made, the following payments by wire transfer of immediately available funds (if applicable):

2.9.1          first, to the respective holders of any Closing Company Debt other than those holders listed on Section 2.9.1 of the Disclosure Schedule, in the aggregate amount of the Closing Company Debt outstanding as of the Closing (the principal amounts of which are set forth on Section 3.5.8 of the Disclosure Schedule) pursuant to payoff letters from each such holder (A) indicating the amount required to discharge such Closing Company Debt in full and terminate all lines of credit thereunder at the Closing (the “Payoff Amount”) and (B) if such Closing Company Debt is secured by any Liens, agreeing to release such Liens upon receipt of the applicable Payoff Amount (the “Payoff Letters”);

2.9.2          second, to the payees thereof, the Company Transaction Expenses, in each case, as specified in the Payment Schedule and subject to Parent’s receipt of customary invoices;

2.9.3          third, to Holders’ Representative, the Holders’ Representative Expenses Amount;

2.9.4          fourth, to the Escrow Agent, the Indemnity Escrow Amount, the General Tax Escrow Amount and the Special Tax Escrow Amount, each to be held in a separate escrow account established pursuant to the terms of the Escrow Agreement in the form attached hereto as Exhibit E (the “Escrow Agreement”) to be entered into by Parent, Holders’ Representative and the Escrow Agent immediately prior to the Closing; and

2.9.5          fifth, to Acquiom Financial LLC or another bank or trust company reasonably satisfactory to the Holders’ Representative, to act as payments administrator in connection with the Merger (the “Payments Administrator”), (i) the administration fee of the Payments Administrator and (ii) cash in U.S. Dollars in an amount sufficient to pay the aggregate Estimated Merger Consideration as provided herein and as set forth in the Payment Schedule (all cash deposited with the Payments Administrator, together with any Further Distributions deposited with the Payments Administrator, collectively, the “Exchange Fund”).  The Payments Administrator shall promptly pay the Estimated Merger Consideration in accordance with Section 2.12 and the payment provisions set forth in an Payments Administration Agreement, to be entered into by Parent and the Payments Administrator prior to the Closing, in a form reasonably acceptable to the Company, and consistent with the terms of this Agreement, to the Holders in the amounts set forth in the Payment Schedule; provided, however, that the Payments Administrator shall pay to the Surviving Corporation for distribution through its payroll system any Estimated Merger Consideration payable with respect to In-the-Money Options or Change of Control Payments held by Employees for distribution to such Holders in accordance with Section 2.7.4.

Section 2.10.   Holdback

.  On the Closing Date, Parent shall retain an amount equal to $1,500,000 (the “Adjustment Holdback Amount”) as collateral for any Adjustment Shortfall pursuant to Section 2.15.3.  Any part of the Adjustment Holdback Amount remaining after the final determination of the Final Merger Consideration pursuant to Section 2.15, and payment to Parent of any Adjustment Shortfall, shall be released in accordance with Section 2.15.3.

Section 2.11.   Non-Conversion

2.11.1        Dissenting Shares.  Notwithstanding anything in this Agreement to the contrary, any Dissenting Shares shall not be converted into or represent a right to receive the applicable consideration for Company Capital Stock set forth in Section 2.7, but instead the holder thereof shall only be entitled to such rights as are provided by Section 238 of the CCL.  In the event that a Holder properly perfects such Holder’s appraisal, dissenters’ or similar rights by demanding and not effectively withdrawing or losing such Holder’s appraisal, dissenters’ or similar rights for any shares of Company Capital Stock by serving a written objection and a notice of dissent under Sections 238(2) and 238(5) of the CCL, respectively, the Payments Administrator shall deliver to Parent (a) such Holder’s portion of the Estimated Merger Consideration that is attributable to such shares at the time such portion of such Estimated Merger Consideration is determined and such rights are perfected and (b) such Holder’s portions of the Further Distributions, if any, allocable to such shares at the time such rights are perfected and such portions are determined and are received by the Payments Administrator from (i) the Escrow Agent in accordance with the Escrow Agreement or (ii) Parent, as applicable.

2.11.2        Withdrawal or Loss of Rights.  Notwithstanding the provisions of Section 2.11.1, if any Holder of Dissenting Shares effectively withdraws or loses (through failure to perfect or otherwise) such  Holder’s appraisal or dissenters’ rights with respect to such shares under the CCL, then, as of the later of the Effective Time and the occurrence of such event, (a) such Holder’s shares shall automatically convert into and represent only the right to receive the consideration for Company Capital Stock, as applicable, set forth in and subject to the provisions of this Agreement, upon surrender of the Certificate(s) formerly representing such shares and (b) Parent (to the extent the following amounts have been previously delivered by the Payments Administrator to Parent pursuant to Section 2.11.1 and not returned to the Payments Administrator) or the Payments Administrator shall deliver to such Holder (i) such Holder’s portion of the Estimated Merger Consideration that is attributable to such shares at the time such rights are withdrawn or lost and (ii) such Holder’s portions of the Further Distributions, if any, attributable to such shares at the time such portions are determined and, in the case of amounts to be distributed by the Payments Administrator, received by the Payments Administrator from (1) the Escrow Agent in accordance with the Escrow Agreement or (2) Parent, as applicable.

2.11.3        Demands for Appraisal.  The Company shall give Parent (a) prompt notice of any objection, notices of dissent, written demand for appraisal and any other instruments relating to dissent rights in connection with the Merger received by the Company pursuant to Section 238 of the CCL and (b) the opportunity to participate in and direct all negotiations and proceedings with respect to such demands.  The Company shall not, except with the prior written consent of Parent, make any payment with respect to any such demands or offer to settle or settle any such demands.  Any communication to be made by the Company to any Stockholder with respect to such demands must be submitted and consented to in writing by Parent prior to delivery to any such Stockholder.

Section 2.12.   Exchange of Certificates

2.12.1        Payment Procedures.

(a)        As soon as practicable after the date hereof, the Payments Administrator shall send to each Stockholder of record:  (i) a letter of transmittal in a form reasonably acceptable to Parent (each, a “Letter of Transmittal”), (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon receipt of the Certificates by the Payments Administrator and shall contain a release of claims substantially in the form of Section 4 of the Joinder Agreements and an appointment of Holders’ Representative as provided for in Section 8.4) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for payment of the applicable portion of the Estimated Merger Consideration.  Upon surrender by a Holder of a Certificate for cancellation to the Payments Administrator, together with such Letter of Transmittal, duly completed and validly executed in accordance with the instructions (and such other customary documents as may be reasonably required by the Payments Administrator), the Holder of such Certificate shall be entitled to receive in exchange therefor, subject to Section 2.12.6, the consideration provided for herein, in cash and the Certificate so surrendered shall thereafter be canceled.  If payment of any portion of the Estimated Merger Consideration is to be made to any Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition of payment that (y) the Certificate so surrendered be accompanied by a duly executed share transfer instrument in accordance with Section 2.12.2 and (z) the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the applicable portion of the Estimated Merger Consideration to a Person other than the registered Holder of the relevant shares represented by such Certificate surrendered or shall have established to the reasonable satisfaction of Parent that such Tax either has been paid or is not applicable.  After the Effective Time, each Certificate shall represent only the right to receive the applicable portion of the Estimated Merger Consideration and the Further Distributions, if any, as contemplated by this Article II.

(b)        With respect to each Employee Holder of In-the-Money Options, Parent shall, reasonably promptly following the Closing Date cause the Surviving Corporation to deliver to such Holder through its payroll system the consideration provided for herein, in cash.  With respect to each non-Employee Holder of In-the-Money Options, Parent shall cause the Payments Administrator to pay, reasonably promptly following the Closing Date, to such Holder the consideration provided for herein, in cash.

(c)        No interest shall be paid on any amounts payable by the Payments Administrator, Parent or any of their respective Affiliates upon delivery of any Letter of Transmittal.

2.12.2        Transfer Books; No Further Ownership Rights in Company Stock.  The Estimated Merger Consideration paid in respect of shares of Company Capital Stock (together with the contingent right to receive, if, when and to the extent payable, the Further Distributions) upon the surrender for exchange of Certificates in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Capital Stock previously represented by such Certificates and at the Effective Time, the register of members of the Company shall be closed and thereafter there shall be no further registration of transfers on the register of members of the Surviving Corporation of the shares of Company Capital Stock that were outstanding immediately prior to the Effective Time.  Subject to the last sentence of Section 2.12.4, if, at any time after the Effective Time, Certificates are presented to Parent or the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article II.

2.12.3        Lost, Stolen or Destroyed Certificates.  If any Certificate is lost, stolen or destroyed, upon the making of an affidavit of the fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Payments Administrator, the posting by such Person of a bond in such amount as the Payments Administrator may reasonably determine necessary and an indemnity against any claim that may be made with respect to such Certificate, the Payments Administrator shall pay, subject to Section 2.12.6, in exchange for such lost, stolen or destroyed Certificate, the applicable portion of the Estimated Merger Consideration and the applicable portion of the Further Distributions, if any, to be paid in respect of the shares of Company Capital Stock formerly represented by such Certificate, as contemplated by this Article II.  Notwithstanding anything in this Agreement to the contrary, Parent shall not be obligated or required to post a bond for any Holder for any reason in connection with a lost, stolen or destroyed Certificate or otherwise.

2.12.4        Termination of Exchange Fund.  At any time after the first anniversary of the Closing Date, Parent shall be entitled to require the Payments Administrator to deliver to it any funds (including any interest received with respect thereto) made available to the Payments Administrator in respect of the Estimated Merger Consideration and not disbursed to Holders, and, thereafter, such Holders shall be entitled to look only to Parent (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the payment of any Estimated Merger Consideration payable upon surrender of any Certificates held by such Holders, as determined pursuant to this Agreement.  At any time after the first anniversary of the date on which each Further Distribution (if, when and to the extent payable) is payable, Parent shall be entitled to require the Payments Administrator to deliver to it any amount distributed to the Payments Administrator in respect of each such Further Distribution that has not been disbursed to the Holders, and thereafter such Holders may look only to Parent (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the payment of any portion thereof that may be payable upon surrender of any Certificates held by such Holders, as determined pursuant to this Agreement.

2.12.5        No Liability.  Notwithstanding anything in this Agreement to the contrary, following the first anniversary of the date on which any amount is delivered to the Payments Administrator for payment, none of the Parties or the Payments Administrator shall be liable to any Person for any portion such amount delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

2.12.6        Withholding Taxes.

(a)        Parent, the Company, the Surviving Corporation, the Payments Administrator and the Escrow Agent shall deduct and withhold from that portion of the Estimated Merger Consideration or Further Distributions otherwise payable to a Holder and shall pay to the appropriate Taxing Authority such amounts that are required to be deducted and withheld with respect to the making of such payment under any Tax Law; provided, that Parent acknowledges and agrees that, except to the extent required by (i) an enacted amendment to the applicable statute,

(ii) a ruling, notification or circular issued by the applicable Taxing Authority, or (iii) a final and binding judgement in any court of competent jurisdiction, in each case, following the date hereof, none of the Parent,  Company or the Surviving Corporation shall withhold on any such payments (other than to any holder of an In-the-Money Option or other payments that are considered compensatory for applicable Tax purposes, if any), unless the Company fails to provide the FIRPTA Certificate described in Section 2.12.6(b) below, or a Holder does not provide an applicable IRS Form W-8 or W-9.  To the extent that there is (A) an enacted amendment to the applicable statute, (B) a ruling, notification or circular issued by the applicable Taxing Authority, or (C) a final and binding judgement in any court of competent jurisdiction, in each case, (1) following the date hereof and (2) requiring a deduction or withholding, prior to making any such deduction or withholding from any non-compensatory amount payable to a Holder pursuant to this Agreement, Parent provide written notice to Holders’ Representative of the obligation to deduct and withhold no fewer than five (5) Business Days from the date that any such deduction or withholding is required; provided, that if the amendment to the applicable statute, ruling, notification, circular or judgement becomes effective or is issued within five (5) Business Days from the date that any such deduction or withholding is required, Parent shall provide written notice to the Company of the obligation to deduct and withhold as soon as practicable, but in no event later than the day immediately preceding the Closing Date.  Parent and its Affiliates (including, after the Closing, the Company) agree to (I) consult and cooperate in good faith with Holders’ Representative as to the ability to reduce any such required withholding and deductions and (II) accept properly completed and duly executed documentation that is provided at least one (1) Business Day prior to the applicable payment that will permit any consideration otherwise payable hereunder to be made without or at a reduced rate of withholding under applicable Law.  To the extent amounts are so withheld and paid to a Taxing Authority, the withheld amounts shall be treated for purposes of this Agreement as having been paid to the Holder in respect of which such deduction and withholding was made.

(b)        On or prior to the Closing Date (but no earlier than ten (10) days before the Closing Date), the Company shall deliver a duly executed certificate in compliance with Sections 1.897-2(h)(2) and 1.1445-2(c)(3)(i) of the Treasury Regulations that the Company Capital Stock are not United States real property interests within the meaning of Section 897 of the Code (the “FIRPTA Certificate”).

Section 2.13.   Adjustments

.  Notwithstanding any provision of this Article II to the contrary (but without in any way limiting the covenants in Section 5.1), if between the date hereof and the Effective Time the outstanding shares of any class or series of Company Capital Stock are changed into a different number of shares or a different class or series by reason of the occurrence or record date of any share dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction, the portion of the Estimated Merger Consideration and Further Distributions payable to each Holder shall be appropriately adjusted to reflect such share dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction.

Section 2.14.   Aggregate Consideration

.  Notwithstanding anything in this Agreement to the contrary, in no event shall the aggregate amounts to be paid to the Holders pursuant to this Agreement with respect to shares of Company Capital Stock and Company Options exceed (a) in respect of the amounts payable at the Closing, the Estimated Merger Consideration and (b) in respect of the amounts payable thereafter, the Further Distributions, if any, payable to the Holders.

Section 2.15.   Post-Closing Merger Consideration Adjustment

2.15.1        Preparation of Closing Statement.

(a)        Within ninety (90) days following the Closing Date, Parent shall prepare and deliver to Holders’ Representative a statement (the “Final Merger Consideration Calculation”) setting forth its calculation of each of the following:

(i)         the Closing Cash;

(ii)       the Closing Net Working Capital;

(iii)      the Company Transaction Expenses;

(iv)       the Closing Company Debt;

(v)        the Accounts Receivables Adjustment Amount; and

(vi)       the resulting Final Merger Consideration.

Such Final Merger Consideration Calculation shall be accompanied by such supporting documentation reasonably necessary to derive the numbers set forth therein.  The Final Merger Consideration Calculation shall be final, conclusive and binding upon the Parties unless Holders’ Representative delivers a written notice to Parent of any objection to the Final Merger Consideration Calculation (the “Final Merger Consideration Calculation Objection Notice”) within thirty (30) days (the “Objection Period”) after delivery of the Final Merger Consideration Calculation to Holders’ Representative.  Any Final Merger Consideration Calculation Objection Notice must set forth in reasonable detail (i) the correct amount of any item on the Final Merger Consideration Calculation that Holders’ Representative believes has not been prepared in accordance with this Agreement, and (ii) Holders’ Representative’s alternative calculation of such item.  Any Final Merger Consideration Calculation Objection Notice must specify, with reasonable particularity, all facts that form the basis of such disagreements and all documents relied upon by Holders’ Representative as forming the basis of such disagreement.  If Holders’ Representative gives any such Final Merger Consideration Calculation Objection Notice within the Objection Period, then Holders’ Representative and Parent shall attempt in good faith to resolve any dispute concerning the item(s) subject to such Final Merger Consideration Calculation Objection Notice.  If Holders’ Representative and Parent do not resolve the issues raised in the Final Merger Consideration Calculation Objection Notice within thirty (30) days of the date of delivery of such notice (the “Initial Resolution Period”), such dispute shall be resolved in accordance with the procedures set forth in Section 2.15.2.  Any item or amount which has not been disputed in the Final Merger Consideration Calculation Objection Notice shall be final, conclusive and binding on the Parties on the expiration of the Initial Resolution Period.  During the Objection Period and the Initial Resolution Period, Parent shall, and shall cause its Affiliates (including the Surviving Corporation) to, provide Holders’ Representative and its Representatives with reasonable access (with the right to make copies), during normal business hours upon reasonable advance notice, to the relevant financial books and records of Parent and its Affiliates (including the Surviving Corporation) and other items reasonably requested by Holders’ Representative and directly related to the matters disputed in the Final Merger Consideration Calculation Objection Notice, together with the relevant personnel and Representatives of Parent and its Affiliates relevant to Holders’ Representative’s review of the Final Merger Consideration Calculation and any dispute with respect thereto as contemplated by this Section 2.15.

2.15.2        Resolution of Disputes.  If Parent and Holders’ Representative have not been able to resolve a dispute within the Initial Resolution Period, either party may submit such dispute to and such dispute shall be resolved fully, finally and exclusively through the use of KPMG LLP as an independent accounting firm.  If KPMG LLP is not willing to serve as an independent accounting firm for this purpose, then another independent international accounting firm shall be selected to serve as such by mutual agreement of Parent and Holders’ Representative (such accounting firm, the “Reviewing Party”).  The fees and expenses of the Reviewing Party incurred in the resolution of such dispute shall be borne by the Parties in such proportion as is appropriate to reflect the relative benefits received by the Holders and Parent from the resolution of the dispute.  For example, if Holders’ Representative challenges the calculation of the Final Merger Consideration in the Final Merger Consideration Calculation by an amount of $100,000, but the Reviewing Party determines that Holders’ Representative has a valid claim for only $40,000, Parent shall bear 40% of the fees and expenses of the Reviewing Party and Holders’ Representative on behalf of the Holders shall bear the other 60% of such fees and expenses.  The Reviewing Party shall determine (with written notice thereof to Holders’ Representative and Parent) as promptly as practicable, but in any event within thirty (30) days following the date on which the Final Merger Consideration Calculation and written submissions detailing the disputed items are delivered to the Reviewing Party (a) whether the Final Merger Consideration Calculation was prepared in accordance with the terms of this Agreement or, alternatively, and (b) only with respect to the disputed items submitted to the Reviewing Party, whether and to what extent (if any) the resulting Final Merger Consideration Calculation requires adjustment and a written explanation in reasonable detail of each such required adjustment, including the basis therefor.  Parent and Holders’ Representative shall require the Reviewing Party to enter into a customary engagement agreement on terms agreeable to Parent, Holders’ Representative and the Reviewing Party.  The procedures of this Section 2.15.2 are exclusive and, the determination of the Reviewing Party shall be final and binding on the Parties.  The decision rendered pursuant to this Section 2.15.2 may be filed as a judgment in any court of competent jurisdiction.  The Reviewing Party shall be instructed to resolve the unresolved disputed items in accordance with the definitions of Closing Cash, Closing Net Working Capital, Company Transaction Expenses, Closing Company Debt and Accounts Receivables and shall be instructed not to independently investigate any other matters.  In no event shall the decision of the Reviewing Party provide for a calculation of any element of the Final Merger Consideration that is less than the lower calculation thereof shown in the Final Merger Consideration Calculation or the Final Merger Consideration Calculation Objection Notice or greater than the higher calculation thereof shown in the Final Merger Consideration Calculation or the Final Merger Consideration Calculation Objection Notice.  All communications between

Holders’ Representative and Parent or any of their respective Representatives, on the one hand, and the Reviewing Party, on the other hand, shall be in writing with copies simultaneously delivered to the non‑communicating Party.

2.15.3        Post-Closing Purchase Price Adjustment.  Promptly after the Final Merger Consideration Calculation becomes final and binding on the Parties under Section 2.15.1 and Section 2.15.2,

(a)        if the Final Merger Consideration is greater than the Estimated Merger Consideration (the amount of any such shortfall, an “Adjustment Surplus”), Parent shall pay an amount equal to such Adjustment Surplus plus the Adjustment Holdback Amount to the Payments Administrator for distribution to the Holders based on their respective Further Distributions Per Share; provided, however, that any payments to be made in respect of In-the-Money Options shall be made in the manner specified in Section 2.7.4 and Section 2.9.5; and

(b)        if the Final Merger Consideration is less than the Estimated Merger Consideration (the amount of any such shortfall, an “Adjustment Shortfall”), Parent shall be entitled to:  (i) retain a portion of the Adjustment Holdback Amount equal to the Adjustment Shortfall in satisfaction thereof and (ii) if the Adjustment Shortfall exceeds the Adjustment Holdback Amount, retain the entire Adjustment Holdback Amount and recover such excess amount, first, from the Indemnity Escrow Funds until the Indemnity Escrow Funds are depleted and, second, directly from the Holders (on a several basis, based on their respective Indemnification Sharing Percentage).  If any part of the Adjustment Holdback Amount remains after the final determination of the Final Merger Consideration pursuant to this Section 2.15, and payment to Parent of any Adjustment Shortfall, Parent shall pay such amount to the Payments Administrator for distribution to the Holders based on their respective Further Distributions Per Share; provided, however, that in each such case, any payments to be made in respect of In-the-Money Options shall be made in the manner specified in Section 2.7.4 and Section 2.9.5.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Disclosure Schedule, the Company hereby represents and warrants, as of the date hereof and as of the Closing Date, to Parent and Merger Sub as follows:

Section 3.1.     Organizational Matters

3.1.1          Valid Existence; Good Standing.  The Company is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands and has all requisite power and authority to own or lease all of its properties and assets and to carry on its business as now conducted.  The Company and each Subsidiary of the Company is duly licensed or qualified to do business and is in good standing (in jurisdictions where the concept of “good standing” is applicable) under the Laws of each jurisdiction set forth on Section 3.1.1 of the Disclosure Schedule, which represents all of the jurisdictions in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or licensed by it makes such licensing or qualification necessary, except to the extent that the failure to be so licensed, qualified or in good standing would not have a Company Material Adverse Effect.

3.1.2          Operations.  Section 3.1.2 of the Disclosure Schedule lists each state and country in which the Company and its Subsidiaries have any employee or officer (each a “Current Employee”) or has facilities.  Current Employees, together with any former employees or officers of the Company and its Subsidiaries, are referred to herein individually as an “Employee” and collectively as “Employees.”  Section 3.1.2 of the Disclosure Schedule lists each state and country in which the Company and its Subsidiaries have any individual consultant or independent contractor or director (who is not an Employee) (each a “Current Consultant”).  Current Consultants, together with any former individual consultant or independent contractor or director (who is not an Employee) of the Company and its Subsidiaries, are referred to herein individually as a “Consultant” and collectively as “Consultants”.

3.1.3          Subsidiaries.

(a)        Section 3.1.3 of the Disclosure Schedule sets forth each Subsidiary of the Company as of the date hereof and its jurisdiction of organization.  Each such Subsidiary is duly organized and validly existing and in good standing (in jurisdictions where the concept of “good standing” is applicable) under the Laws of the jurisdiction of its organization.

(b)        The Company is, directly or indirectly, the legal and beneficial owner of all of the outstanding equity interests in each such Subsidiary and, directly or indirectly, has the right to exercise all voting and other rights over such outstanding equity interests.  The Company does not own, directly or indirectly, any shares of capital stock, voting securities, or equity interest in any Person, other than the Company’s ownership in such Subsidiaries.  Except as set forth on Section 3.1.3(b)(i) of the Disclosure Schedule, there are no equity securities or equity interests of any such Subsidiary issued and outstanding. Except as set forth on Section 3.1.3(b)(ii) of the Disclosure Schedule, there are not any subscriptions, options, warrants, calls, convertible or exchangeable securities, rights, commitments or agreements of any character obligating either the Company or any Subsidiary to issue any equity securities of any such Subsidiary, including any representing the right to purchase or otherwise receive any equity securities of any such Subsidiary.  The issued share capital or other equity securities of the Company’s Subsidiaries (as applicable), are fully paid up or credited as fully paid up for purposes to the extent required under the Laws of the applicable jurisdiction of incorporation or formation.

(c)        The Company has no obligation to make an investment (in the form of a purchase of equity securities, loan, capital contribution or otherwise) directly or indirectly in any Person in excess of $100,000 individually or $250,000 in the aggregate.

(d)        The Company has delivered to Parent true and complete copies of the Organizational Documents of each such Subsidiary.  All such Organizational Documents are in full force and effect and no Subsidiary of the Company is in violation of any provision of its respective Organizational Documents.  Except as set forth on Section 3.1.3(d) of the Disclosure Schedule, neither the Company’s Board of Directors nor the applicable governing board of any of the Company’s Subsidiaries has proposed or approved any amendment of any Organizational Document of the Subsidiaries.  The Company has made available to Parent and its representatives true and complete copies of the equity/share ledgers or registers (as applicable) of each Subsidiary of the Company and of the minutes (or, in the case of minutes that have not yet been finalized, drafts thereof) of all meetings of the equityholders thereof and the applicable governing board of such Subsidiary and each committee of the governing board of such Subsidiary since January 1, 2015.  Neither the Company nor any of its Subsidiaries have received any notice of any application nor, to the Knowledge of the Company, are there any intended application for the rectification of the Company’s or its Subsidiaries’ equity/share ledgers or registers (as applicable) to the extent relevant in the applicable jurisdiction of incorporation or formation).

3.1.4          Company Documents.  The Company has delivered to Parent true and complete copies of the certificate of incorporation and memorandum and articles of association of the Company in each case as amended (the “Company Organizational Documents”).  All such Company Organizational Documents are in full force and effect and the Company is not in violation of any provision of the Company Organizational Documents.  Except as set forth on Section 3.1.4 of the Disclosure Schedule, the Company’s Board of Directors has not proposed or approved any amendment of any Company Organizational Document.  The Company has made available to Parent and its representatives true and complete copies of the stock ledger of the Company and of the minutes (or, in the case of minutes that have not yet been finalized, drafts thereof) of all meetings of the Stockholders and the Board of Directors and each committee of the Board of Directors of the Company held since January 1, 2015.

3.1.5          Officers and Directors.  Section 3.1.5 of the Disclosure Schedule lists all of the directors, managers and officers (or their equivalent, as applicable) of the Company and each of its Subsidiaries as of the date hereof.

Section 3.2.     Authority; Noncontravention; Voting Requirements

3.2.1          Power and Authority.  The Company has all necessary corporate power and authority to execute and deliver this Agreement and the other Transaction Agreements to which it is a party and to perform all of its obligations thereunder and to consummate the Transactions (including the Merger).

3.2.2          Due Authorization of Agreement.  The Company’s Board of Directors, at a meeting duly called and held pursuant to the CCL, has unanimously (a) approved and declared advisable and in the best interests of the Company and its Stockholders this Agreement and the Transactions (including the Merger) and (b) resolved to recommend that the Stockholders adopt this Agreement and approve the Merger (the foregoing clauses (a) and (b) collectively, the “Company Board Approval”).  The execution, delivery and performance by the Company of this Agreement and the Transaction Agreements to which it is a party and the consummation by it of the Transactions (including the Merger) have been duly authorized by the Company’s Board of Directors and, except for the Necessary Stockholder Approval, no other action on the part of the Company’s Board of Directors or its Stockholders is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the Transaction Agreements to which it is a party and the consummation by it of the Transactions (including the Merger).  The Necessary Stockholder Approval is the only vote or approval of the holders of any class or series of the share capital of the Company necessary to adopt this Agreement.  A true and complete copy of the Necessary Stockholder Approval is attached hereto as Exhibit B.

3.2.3          Valid and Binding Agreements.  This Agreement has been, and, upon the execution of each of the other Transaction Agreements to which the Company is a party, such other Transaction Agreements shall have been, duly executed and delivered by the Company.  Assuming due authorization, execution and delivery of this Agreement and the other Transaction Agreements by the other Parties hereto and thereto, this Agreement constitutes and the other Transaction Agreements to which the Company is a party shall, when executed and delivered, constitute, the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except to the extent that their enforceability may be limited by applicable bankruptcy, insolvency (including Laws relating to fraudulent transfers), reorganization, moratorium, or other similar Laws affecting the enforcement of creditors’ rights generally and by general equitable principles (regardless of whether considered in a proceeding at law or in equity).

3.2.4          No Conflict.  Assuming that all consents, approvals, authorizations and other actions described in Section 3.4 have been obtained, all filings and notifications listed in Section 3.4 of the Disclosure Schedule have been made, neither the execution and delivery by the Company of this Agreement and any other Transaction Agreement to which the Company is a party nor the consummation of the Transactions (including the Merger), nor compliance by the Company with any of the terms hereof or thereof, shall conflict with or result in any violation of or default under (with or without notice or lapse of time, or both) or give rise to a right of termination, cancellation, modification or acceleration of any obligation or loss of any benefit or result in the creation of any Lien, other than Permitted Liens, upon any of the properties or assets of the Company or any of its Subsidiaries (any such event, a “Conflict”) under (i) any provision of the Company Organizational Documents or Organizational Documents of the Subsidiaries, (ii) any Contract to which the Company or any of its Subsidiaries is a party or by which any of its properties or assets may be bound or affected, (iii) any Permit issued to the Company or any of its Subsidiaries, (iv) any Order applicable to the Company or any of its Subsidiaries, properties or assets (whether tangible or intangible) or (v) any Law applicable to the Company or any of its Subsidiaries, properties or assets (whether tangible or intangible), except, in the case of clauses (ii), (iii), (iv) and (v), as would not otherwise have a Company Material Adverse Effect.

Section 3.3.     Capitalization

3.3.1          Authorized and Issued Securities.  The authorized share capital of the Company is $50,000 divided into 500,000,000 share of a nominal or par value of $0.0001 per share, of which (i) 466,668,738 are designated as Class A Ordinary Shares of a nominal or par value of $0.0001 per share, (ii) 2,733,000 are designated as Class B Ordinary Shares of a nominal or par value of $0.0001 per share, (iii) 23,753,859 are designated as Series A Preferred Shares of a nominal or par value of $0.0001 per share, (iv) 667,000 are designated as Series A-1 Preferred Shares of a nominal or par value of $0.0001 per share, (v) 1,680,736 are designated as Series A-2 Preferred Shares of a nominal or par value of $0.0001 per share, and (vi) 4,496,667 are designated as Series B Preferred Shares of a nominal or par value of $0.0001 per share.  As of the date hereof, there are (1) no Class A Ordinary Shares issued and outstanding (2) 243,650 shares of Class B Ordinary Shares issued and outstanding, (3) 23,753,859 shares of Series A Preferred Shares issued and outstanding, (4) 667,000 shares of Series A-1 Preferred Shares issued and outstanding, (5) 1,680,736 shares of Series A-2 Preferred Shares issued and outstanding, and (6) 4,496,667 shares of Series B Preferred Shares issued and outstanding.  There is not any other class or series of equity security of the Company issued and outstanding other than the Company Capital Stock.  The Company does not hold any shares of Company Capital Stock in its treasury.  The Class B Ordinary Shares are not entitled to any voting rights under the Company’s Organizational Documents (except as provided in the Company’s Organizational Documents).  There are 2,494,270 shares of Class B Ordinary Shares that are subject to outstanding options under the Company Option Plan.  No outstanding options have been issued outside the Company Option Plan, and a sufficient number of shares of Class B Ordinary Shares are available for issuance upon exercise of outstanding options under the Company Option Plan and a sufficient number of shares of Class A Ordinary Shares are available for issuance upon conversion of the Company Preferred Stock into Class A Ordinary Shares.  Except as set forth in this Section 3.3.1, there are no shares of Company Capital Stock, voting securities or equity interests of the Company issued and outstanding or any subscriptions, options, warrants, calls, convertible or exchangeable securities, rights, commitments or agreements of any character providing for the issuance of any shares of the share capital, voting securities or equity interests of the Company, including any representing the right to purchase or otherwise receive any Company Capital Stock.

3.3.2          Ownership of Stock and Options.  Section 3.3.2 of the Disclosure Schedule sets forth, as of the date of this Agreement, a complete and accurate list of each of the record holders of (a) each class or series of the Company Capital Stock and the number of shares of each such class or series the Company Capital Stock held by each Holder and the number of shares or other securities into which such Company Capital Stock is convertible, listed by class and series and (b) all Company Options and the exercise price, date of grant and number of shares of Company Common Stock into which such Company Option are exercisable by each such Holder and the vesting schedules of each such Company Option (noting specifically any options subject to vesting acceleration upon the Merger or certain terminations of service following the Merger).

3.3.3          Valid Issuance; No Preemptive or Other Rights.

(a)        All issued and outstanding shares of Company Capital Stock (i) are, and all shares of Company Capital Stock that may be issued pursuant to the exercise of Company Options and the conversion of outstanding shares of any class or series of Company Preferred Stock shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and nonassessable and (ii) except as set forth on Section 3.3.3 of the Disclosure Schedule, were not issued in violation of any preemptive rights, rights of first offer or refusal, co-sale rights or similar rights arising under applicable Law or pursuant to the Company Organizational Documents, or any Contract to which the Company is a party or by which it is bound and have been offered, issued, sold and delivered by the Company in compliance with all registration or qualification requirements (or applicable exemptions therefrom) of applicable federal, state and foreign securities Laws.  Each option granted under the Company Option Plan was duly authorized by all requisite corporate action on a date no later than the grant date and has an exercise price per share at least equal to the fair market value of a share of Company Common

Stock on the grant date.  The Company is not under any obligation to register any of its presently outstanding securities, or securities issuable upon exercise or conversion of such securities, under the Securities Act or any other Law.

(b)        Except as set forth on Section 3.3.3 of the Disclosure Schedule, the Company is not subject to any obligation to repurchase, redeem or otherwise acquire any shares of Company Capital Stock or any other voting securities or equity interests (or any options, warrants or other rights to acquire any shares of Company Capital Stock, voting securities or equity interests) of the Company.  Except as provided for in this Agreement or set forth in Section 3.3.3 of the Disclosure Schedule, there are no voting trusts or other agreements or understandings with respect to the voting of the Company Capital Stock.  There are no outstanding or authorized share appreciation, phantom stock, profit participation, or other similar rights with respect to the Company.

Section 3.4.     No Consents or Approvals

.  Except for (a) the filing of the Cayman Plan of Merger with the Registrar of Companies in the Cayman Islands pursuant to the CCL and the other documents required to effect the Merger as provided in Part XVI of the CCL, (b) filings required under, and compliance with other applicable requirements of, any Antitrust Laws and the expiration of applicable waiting periods (if required in any applicable jurisdiction), and (c) such other filings or registrations with, notifications to, or authorizations, consents or approvals of, each Governmental Authority set forth on Section 3.4 of the Disclosure Schedule (the “Transaction Approvals”), no consents or approvals of, filings with, or notices to any Governmental Authority are required to be made or obtained by the Company or any of its Subsidiaries for the valid execution, delivery and performance of this Agreement by the Company, or the other Transaction Agreements to which it is a party, and the consummation of the Transactions (including the Merger).

Section 3.5.     Financial Matters

3.5.1          Financials.

(a)        Section 3.5.1 of the Disclosure Schedule sets forth the following financial statements of the Company and its Subsidiaries (collectively, the “Financial Statements”):  the audited consolidated balance sheets and related consolidated audited statements of income, cash flows and stockholders’ equity as of and for the fiscal years ended December 31, 2016 and December 31, 2017 (the “Balance Sheet Date”) (such audited financial statements, collectively, the “Audited Financial Statements”) and the unaudited consolidated balance sheet and the related consolidated unaudited statements of income, cash flows and stockholders’ equity as of and for the eight (8)-month period ended August 31, 2018 (the “Interim Balance Sheet” and such date the “Interim Balance Sheet Date”).

(b)        The books and records of the Company and its Subsidiaries (i) are complete and being maintained in accordance with GAAP, (ii) do not contain or reflect any material inaccuracies or material discrepancies and (iii) have been made available to Parent.

3.5.2          Fair Presentation.  The Financial Statements were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby (except as may be indicated in the notes thereto).  The Financial Statements fairly present, in all material respects, the financial condition of the Company and its Subsidiaries as of such dates and the results of operations of the Company and its Subsidiaries for the periods covered thereby, and were derived from and are consistent with the books and records of the Company and its Subsidiaries; provided, however, that the Financial Statements as of and for the period ended on the Interim Balance Sheet Date are subject to normal year-end adjustments (which shall not be material individually or in the aggregate) and do not contain notes.  Except as set forth in Section 3.5.2 of the Disclosure Schedule, since the Balance Sheet Date, the Company and its Subsidiaries have not effected any material change in any method of accounting or accounting practice.

3.5.3          Internal Controls; Financial Controls.  The Company and its Subsidiaries maintain systems of internal accounting and financial reporting controls reasonably designed to ensure that:  (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP; and (iii) access to financial assets, equipment and real property is permitted only in accordance with management’s general or specific authorization.  The Company and its Subsidiaries have delivered to Parent (a) a true and complete copy of any written disclosure (or, if unwritten, a summary thereof) by any representative of the Company or any of its Subsidiaries to the Company’s independent auditors relating to any material weaknesses in internal controls and any significant deficiencies in the design or operation of internal controls that would materially and adversely affect the ability of the Company or any of its Subsidiaries to record, process, summarize and report financial data and (b) all reports and other documents concerning internal controls delivered to the Company or any of its Subsidiaries by its auditors since January 1, 2015.  The Company and its Subsidiaries have no Knowledge of any fraud or whistle-blower allegations that involve management or other Employees or Consultants who have or had a significant role in the internal control over financial reporting of the Company or any of its Subsidiaries.

3.5.4          No Undisclosed Liabilities.  Except as set forth in Section 3.5.4 of the Disclosure Schedule, neither the Company nor any of its Subsidiaries have any Liabilities of a nature required to be reflected on the Interim Balance Sheet, except Liabilities (a) that are reflected or reserved against on the Financial Statements or disclosed in the notes thereto, (b) incurred by the Company or any of its Subsidiaries in connection with the preparation, execution, delivery and performance of the Transaction Agreements, including those Liabilities included in the Company Transaction Expenses, (c) which have arisen in the Ordinary Course of Business since the Interim Balance Sheet Date, or (d) that would not reasonably expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

3.5.5          Accounts Receivable.  Section 3.5.5 of the Disclosure Schedule sets forth a complete and accurate list of all Accounts Receivable of the Company and its Subsidiaries, together with an aging schedule indicating a range of days elapsed since invoice, in each case, as of August 31, 2018.  Except as set forth on the Interim Balance Sheet, all of the Accounts Receivable of the Company and its Subsidiaries (a) are valid receivables that have arisen from bona fide transactions in the Ordinary Course of Business, (b) are carried at values determined in accordance with GAAP consistently applied, and (c) are not subject to valid counterclaims or setoffs, other than immaterial normal cash discounts accrued in the Ordinary Course of Business.  No Person has any Lien on any Accounts Receivable of the Company or any of its Subsidiaries, other than Permitted Liens.  No payer of any Accounts Receivable of the Company or any of its Subsidiaries is a Related Party.

3.5.6          Inventory.  Except as otherwise set forth in the Financial Statements, (a) all inventory of the Company and its Subsidiaries consists of a quality and quantity usable and saleable in the Ordinary Course of Business except for inventory for which a reasonably adequate reserve has been established, and (b) the quantities of each item of inventory are reasonable in the present circumstances of the Company and its Subsidiaries.

3.5.7          Bank Accounts.  Section 3.5.7 of the Disclosure Schedule sets forth an accurate list and summary description (including name and address) of each bank and other financial institution in which the Company and each of its Subsidiaries maintains an account (whether checking, savings or otherwise), lock box or safe deposit box and the names of the persons having signing authority or other access thereto.  All cash in such accounts is held in demand deposits and is not subject to any restriction as to withdrawal.

3.5.8          Company Debt.  With respect to each item of Company Debt, Section 3.5.8 of the Disclosure Schedule accurately sets forth the name and address of the creditor, the Contract under which such debt was issued, the principal amount of the debt and a description of the collateral if secured.

Section 3.6.     Absence of Certain Changes or Events

.  Except as set forth in Section 3.6 of the Disclosure Schedule, since the Balance Sheet Date:  (a) there have not been any events, change, occurrences or circumstances that, individually or in the aggregate, have had or could reasonably be expected to have a Company Material Adverse Effect, (b) the Company and its Subsidiaries have been operated in the Ordinary Course of Business in all material respects, and (c) without limiting the foregoing, neither the Company nor any of its Subsidiaries have taken any action described in Section 5.1 that if taken after the date hereof and prior to the Effective Time would violate such provision.

Section 3.7.     Legal Proceedings

.  Except as set forth in Section 3.7 of the Disclosure Schedule and except for proceedings which involve claims not reasonably be expected to exceed $150,000 in any single Action and $250,000 in the aggregate, since January 1, 2015, there have not been and there are no pending or, to the Knowledge of the Company, threatened Actions, in either case, by or against the Company or any of its Subsidiaries, or their respective properties or assets, or any of the officers or directors of the Company and its Subsidiaries in their capacities as such, nor, to the Company’s Knowledge, are there any circumstance that would reasonably constitute a basis therefor.

Section 3.8.     Compliance with Laws; Permits

3.8.1          Since January 1, 2015, the Company and its Subsidiaries have been in compliance, in all material respects, with all Laws, including the Health Care Laws, applicable to the Company and its Subsidiaries, properties, assets, business or operations.  The Company and its Subsidiaries (a) hold all Permits necessary to conduct their business and own, lease and operate their properties and assets, and all such Permits are in full force and effect, (b) are in compliance, in all material respects, with the terms of such Permits, and (c) none of the Permits have been expired, lapsed, cancelled or withdrawn.  Section 3.8 of the Disclosure Schedule sets forth a list of all Permits that are held by the Company and any of its Subsidiaries.  Since January 1, 2015, neither the Company nor any of its Subsidiaries has received written notice from any Governmental Authority or other Person claiming or alleging that the Company or any of its Subsidiaries were not in compliance with all Laws applicable to the Company or any of its Subsidiaries (as applicable) or its business or operations.  Such business and operations as currently conducted by the Company or any of its Subsidiaries, are not prohibited by the Laws of any jurisdiction in which such business or operations are conducted by the Company or any of its Subsidiaries as a result of the ultimate equity ownership of the Company or any of its Subsidiaries.  Since January 1, 2015, neither the Company nor any of its Subsidiaries have been assessed a material penalty with respect to any alleged failure by the Company or any of its Subsidiaries to have or comply with any Permit.  Neither the Company nor any of its Subsidiaries have Knowledge of a Governmental Authority (or an independent third party accreditation agency) threatening the material amendment, termination, revocation or cancellation of any Permit held by the Company or any of its Subsidiaries.

3.8.2          Neither the Company nor any of its Subsidiaries, or any of their respective employees, in their capacities as such, has been excluded, suspended, debarred, or otherwise sanctioned by any Governmental Authority, including the U.S. Department of Health and Human Services or the General Services Administration.  To the Knowledge of the Company, no consultant or agent of the Company or any of its Subsidiaries, in its capacity as such, has been subject to any such exclusions, suspensions, debarments, or other sanctions by any Governmental Authority.

3.8.3          The Company and its Subsidiaries conduct research activities and diagnostic activities (if any) in compliance, in all material respects, with all applicable Laws, biosafety standards and guidelines, including current Good Laboratory Practices (cGLP) as applicable.

3.8.4          The Company and its Subsidiaries do not control, direct, require or reward referrals for diagnostic testing ordered by any Person.  The Company does not exercise any ownership, control or governance rights with respect to any Person ordering clinical or diagnostic testing.  Neither the Company and its Subsidiaries nor, to the Knowledge of the Company, any of the Company’s or its Subsidiaries’ respective directors, officers, employees, consultants, or agents given or agreed to give any illegal gift, contribution, payment or similar benefit to any supplier, customer, governmental official or other Person, nor directed any Person to do any of the foregoing.

3.8.5          Each employee and consultant of the Company required to be licensed by an applicable Governmental Authority, professional body and/or medical body (i) has such licenses, (ii) such licenses are in full force and effect and (iii), to the Knowledge of the Company, there are no facts or circumstances that could reasonably be expected to result in any such licenses being suspended, revoked or otherwise lapse prematurely.

Section 3.9.     Taxes

3.9.1          All income and other material Tax Returns that are required to have been filed by or with respect to the Company and each of its Subsidiaries have been timely and duly filed (taking into account any valid extension of time to file granted or obtained).  All such Tax Returns were true, correct and complete in all material respects.  There is no extension of time with respect to any date on which a Tax Return of the Company or any Subsidiary thereof is required to be filed is in force or was requested by the Company or any Subsidiary thereof (other than ordinary extensions of the due date for filing such Tax Return).

3.9.2          All income and other material Taxes owed by the Company and its Subsidiaries (whether or not shown on any Tax Return) have been timely paid in full to the appropriate Taxing Authority.  There are no Liens for Taxes (other than Liens for Taxes not yet due and payable) upon any of the assets of the Company or any Subsidiary thereof.

3.9.3          Each of the Company and its Subsidiaries has withheld and timely paid all material amounts of Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or any other third party.  Each of the Company and its Subsidiaries has substantially complied with all record keeping and information reporting requirements applicable to such withholding Taxes.

3.9.4          The unpaid Taxes of Company and its Subsidiaries (a) did not materially exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Interim Balance Sheet and (b) do not materially exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company and its Subsidiaries.  Since the Interim Balance Sheet Date, neither Company nor any of its Subsidiaries has incurred any material liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the Ordinary Course of Business consistent with past custom and practice of the Company and its Subsidiaries, if applicable.

3.9.5          No agreement by the Company or any Subsidiary thereof is in force for the waiver or extension of any statute of limitations with respect to any Taxes, and no request for such waiver or extension is outstanding, except, in each case, as a result of a valid ordinary course extension of time to file a Tax Return.

3.9.6          Neither the Company nor any Subsidiary thereof has received written notice from any Taxing Authority of any audit or other examination of any Tax Return that is presently in progress, pending or threatened and has not been resolved in full.  There is no other

Action pending or proposed or threatened in writing in respect to Taxes of the Company or any Subsidiary thereof.

3.9.7          Neither the Company nor any Subsidiary thereof has received written notice from any Taxing Authority of any material Tax deficiency that is outstanding, assessed or proposed against the Company or any Subsidiary thereof and has not been resolved in full.  Since January 1, 2015, neither the Company nor any Subsidiary thereof has received notice or other claim by any Taxing Authority in writing in a jurisdiction where the Company or any such Subsidiary does not file Tax Returns that it is or may be subject to Tax by that jurisdiction, and to the Company’s Knowledge, there is no basis for such claim to be made.

3.9.8          The Company and each of its Subsidiaries has disclosed on its federal income Tax Returns all positions taken therein that could reasonably be expected to give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code.

3.9.9          Neither the Company nor any of its Subsidiaries (A) is or has ever been a member of an affiliated group, consolidated, unitary or similar group for income Tax  purposes (other than a group of which the Company is the common parent), (B) has any liability for Taxes of any person arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or foreign Law, as a transferee or successor or otherwise, nor (C) is a party to any Tax Sharing Agreement.

3.9.10        Neither the Company nor any Subsidiary thereof has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

3.9.11        Neither the Company or any Subsidiary thereof nor Parent (or any affiliate thereof) will be required to include an item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any of the following relating to the Company or any Subsidiary thereof: (a) change in method of accounting requested prior to the Closing Date; (b) closing or similar agreement entered into with any Taxing Authority on or prior to the Closing Date; (c) installment sale or open transaction disposition made on or prior to the Closing Date; (d) intercompany transaction occurring on or prior to the Closing Date or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of any state, local, or foreign income Tax Laws) arising prior to the Closing; or (e) deferral of income under Section 108(i) of the Code as a result of any transaction occurring on or prior to the Closing Date.

3.9.12        Since January 1, 2016, neither the Company nor any Subsidiary thereof has constituted either a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355 of the Code.

3.9.13        Neither the Company nor any of its Subsidiaries has engaged in any “reportable transaction” within the meaning of Section 6707A of the Code and Treasury Regulation Section 1.6011-4(b) or any similar provision of state, local or foreign Tax Law.  Each of the Company and its Subsidiaries is and at all times has complied with the provisions of Sections

6011, 6111 and 6112 of the Code relating to tax shelter disclosure, registration, list maintenance and record keeping requirements.

3.9.14        No power of attorney has been granted with respect to any matter relating to Taxes of the Company or any Subsidiary thereof that would be in effect following the Effective Time.

3.9.15        Neither the Company nor any of its Subsidiaries is a party to or otherwise requested any Tax ruling, closing agreements or similar written determinations, rulings or agreements related to Taxes with or from a Taxing Authority or another Governmental Authority.

3.9.16        The Company has delivered or made available to Parent complete and true copies of (i) all income and other material Tax Returns of the Company and all of its Subsidiaries for taxable year ending on or after 2013, and (ii) all audit or examination reports and statements of deficiencies assessed against the Company or any of its Subsidiaries.

3.9.17        Nothing in this Section 3.9 or otherwise in this Agreement shall be construed as a representation or warranty with respect to the amount or availability following the Closing Date of any net operating loss, capital loss, Tax credits, Tax basis or other Tax asset or attribute of the Company or any of its Subsidiaries; provided that, for the avoidance of doubt, nothing in this Section 3.9 shall be construed as limiting the Liability of the Holders for any NOL Shortfall pursuant to the provisions of Section 8.2.1(a)(vii).

Notwithstanding anything in this Agreement to the contrary, the representations and warranties made by the Company and its Subsidiaries in this Section 3.9 and Section 3.10 are the sole and exclusive representations and warranties made regarding Taxes or other Tax matters.

Section 3.10.   Employee Benefits and Labor Matters

3.10.1        Plans and Arrangements.  Section 3.10.1 of the Disclosure Schedule sets forth a true and complete list of all material Company Plans (including Company Plans operated in the United Kingdom (the “UK Company Plans”).

3.10.2        Plan Documents.  With respect to each material Company Plan (including each UK Company Plan), the Company has provided or made available to Parent a current, accurate and complete copy thereof (including amendments) or a copy of the representative form agreement thereof (or a description, if such Company Plan is not written) and, to the extent applicable, true and complete copies of the following documents with respect to each Company Plan:  (a) trust agreements, insurance contracts or other funding arrangements and all amendments thereto; (b) the results of the non-discrimination testing for the most recently completed plan year; (c) the Form 5500 and all schedules thereto for the most recently completed plan year; (d) the most recent actuarial report, if any; (e) the most recent IRS determination letter; (f) all material correspondence, rulings or opinions issued by the DOL, IRS or any other Governmental Authority and all material correspondence from the Company and its Subsidiaries to the DOL, IRS or other Governmental Authority other than routine reports, returns or other filings within the last two (2) years; and (g) the most recent summary plan descriptions and any summaries of material modifications with respect thereto.

3.10.3        ERISA.  No Company Plan is subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code or is otherwise a Defined Benefit Plan as defined in Section 3(35) of ERISA (a “Title IV Plan”) and neither the Company or any Subsidiary thereof nor any other entity (whether or not incorporated) that, together with the Company and its Subsidiaries, would be treated as a single employer under Section 414 of the Code or Section 4001 of ERISA (each an “ERISA Affiliate”) has incurred any Liability pursuant to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code that remains unsatisfied.  Within the past six (6) years, neither the Company (nor any Subsidiary thereof) nor any ERISA Affiliate has sponsored, contributed to, or had an obligation to contribute to, any Title IV Plan.  No Company Plan is or within the past six (6) years has been a multiemployer plan within the meaning of Section 3(37) of ERISA or Code Section 414(f) (a “Multiemployer Plan”), a “multiple employer” plan within the meaning of ERISA Section 210(a) or Code Section 413(a), a “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code, or a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.  Within the past six (6) years, neither the Company (or any Subsidiary thereof) nor any ERISA Affiliate has completely or partially withdrawn from any Multiemployer Plan and no termination Liability to the United States Pension Benefit Guaranty Corporation or withdrawal Liability to any Multiemployer Plan has been or is reasonably expected to be incurred with respect to any Multiemployer Plan by the Company or any of its Subsidiaries or any ERISA Affiliate.  Neither the Company (or any Subsidiary thereof) nor, to the Company’s Knowledge, any other “disqualified person” or “party in interest,” as defined in Section 4975 of the Code and Section 3(14) of ERISA, respectively, has engaged in any “prohibited transaction,” as defined in Section 4975 of the Code or Section 406 of ERISA (which is not otherwise exempt), with respect to any Company Plan, nor, to the Company’s Knowledge, have there been any fiduciary violations under ERISA that could subject the Company or any of its Subsidiaries (or any Employee) to any material penalty or tax under Section 502(i) of ERISA or Section 4975 of the Code.

3.10.4        Each Company Plan which is intended to meet the requirements of a “qualified plan” under Section 401(a) of the Code is so qualified, and to the extent one is required, has received a favorable determination or opinion letter from the IRS.  Each UK Company Plan is registered with HM Revenue and Customs in accordance with Part 4 of the Finance Act of 2004. To the Company’s Knowledge, nothing has occurred that would reasonably be expected to cause the loss of such qualification or registered status.

3.10.5        None of the Company Plans provides for post-employment life or health coverage for any participant or any beneficiary of a participant, except as may be required under Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code or any similar state law and at the sole expense of the participant or the participant’s beneficiary.

3.10.6        Contributions to Plans.  Except as could not reasonably be expected to result in material liability to the Company, all contributions required to have been made under any Company Plan or by Law (without regard to any waivers granted under Section 412 of the Code) have been timely made or accrued.  There are no material unfunded liabilities or benefits under any Company Plan that are not reflected in the Financial Statements.

3.10.7        Conformity with Laws.  All Company Plans have been established, operated, and maintained in all material respects in compliance with applicable Laws and their terms.  There are no pending material Actions arising from or relating to the Company Plans (other than routine benefit claims), nor does the Company have any Knowledge of facts that could reasonably be expected to form the basis for any such Action.  There are no material filings or applications pending with respect to the Company Plans with the IRS, the DOL, the UK Pensions Regulator, or any other Governmental Authority.  Each Company Plan may, under its terms, be amended or terminated at any time.

3.10.8        Leased Employees.  Neither the Company nor any of its Subsidiaries has Employees who are leased employees, or any Liability, contingent or otherwise, for any federal, state or local employment or withholding tax, or workers compensation contribution, with respect to any Employees who are leased employees.

3.10.9        Employment Matters.

(a)        Section 3.10.9(a) of the Disclosure Schedule sets forth a true and complete listing of the Current Employees and the Current Consultants, along with each such person’s:  (i) name; (ii) job title or function; (iii) job location; (iv) current salary or hourly wage (or other fixed or variable basic payment); (v) amount of all incentive compensation paid for the 2017 calendar year; (vi) target incentive compensation for the 2018 calendar year; (vii) annual paid time off accrual; (viii) temporary or permanent status; (ix) full or part time status; (x) exempt or nonexempt classification; (xi) leave or disability status; (xii) classification as an employee, independent contractor or director; and (xiii) solely in respect of any such person who is working in the U.S. but is not a U.S. citizen or U.S. lawful permanent Resident, U.S. immigration status (i.e., visa category) and the current expiration date thereof.

(b)        Neither the Company nor any of its Subsidiaries are delinquent in payments to any Employee for any wages, salaries, commissions, bonuses, benefits or other compensation that is due for any services performed by them or any amounts required to be paid to any Employee for any post-employment or post-engagement of any type and is not liable for any arrears of any wages or any taxes or penalties for failure to comply with any of the foregoing.

(c)        There are no material claims, actions or charges by or before any Governmental Authority or court brought by or on behalf of any Employee or any other Person who is or was providing services to the Company or its Subsidiaries pending, or to the Company’s Knowledge, threatened, against the Company or any employee or director of the Company or its Subsidiaries.

(d)        To the Company’s Knowledge, no officer, Current Consultant or Current Employee at the level of manager or higher has disclosed any plans to terminate his, her or their employment or other relationship with the Company.

(e)        The Company has an IRS Form I-9 that is validly and properly completed in accordance with applicable Law for each Employee with respect to whom such form is required by applicable Law.  The Company has complied in all material respects with all Department of Homeland Security, Department of Labor and State Department regulations governing the employment of foreign national workers and is in compliance in all material respects with all applicable requirements of the Immigration Reform and Control Act.

(f)        Except as set forth in Section 3.10.9(f) of the Disclosure Schedule, the Company and its Subsidiaries are in compliance in all material respects with all applicable Laws and collective bargaining agreements (if any) respecting employment and employment practices, terms and conditions of employment, collective bargaining, immigration, wages, hours and benefits, non-discrimination in employment, workers compensation, and the collection and payment of withholding and/or payroll taxes and similar Taxes.  The consultancy and independent workers agreements in the United Kingdom (if any) duly comply with the applicable Laws in the United Kingdom and these contracts may not be requalified into employment contracts.

(g)        No claim for an unfair labor practice with respect to any Employee is pending or, to the Company’s Knowledge, threatened before the National Labor Relations Board.  Since January 1, 2016, neither the Company nor any of its Subsidiaries:  (i) has received notice of any charge or complaint pending before the Equal Employment Opportunity Commission or similar Governmental Authority alleging unlawful discrimination in employment practices by the Company, nor, to the Knowledge of the Company, has any such charge been threatened; (ii) has received a written notice, citation, complaint or charge asserting any violation or Liability under the federal Occupational Safety and Health Act of 1970 or any similar applicable Law regulating employee health and safety; or (iii) has effectuated (A) a “plant closing” (as defined in the WARN Act or any similar Law) affecting any site of employment or one or more Premises or operating units within any site of employment or facility of the Company or any of its Subsidiaries, or (B) a “mass layoff” (as defined in the WARN Act or any similar Law) affecting any site of employment or Premise of the Company or any of its Subsidiaries.

(h)        No Current Employee is represented by any labor union or other labor representative with respect to his or her employment with the Company or any of its Subsidiaries, and there are no labor, collective bargaining agreements or similar arrangements binding on the Company or any of its Subsidiaries with respect to any Current Employee, except for those set forth on Section 3.10.9(h) of the Disclosure Schedule.  To the Company’s Knowledge, there are no Persons attempting to represent or organize or purporting to represent for bargaining purposes any Current Employee.  No grievance or arbitration or other proceeding arising out of or under any collective bargaining agreement relating to the Company or any of its Subsidiaries is pending or, to the Company’s Knowledge, threatened.  Since January 1, 2016:  (i) no petition has been filed nor has any proceeding been instituted by any Employee or group of Employees with the National Labor Relations Board or similar Governmental Authority seeking recognition of a union or labor organization to represent any group of Employees; and (ii) there has not occurred nor, to the Company’s Knowledge, has there been threatened any strike, slowdown, picketing, work stoppage, concerted refusal to work or other similar labor activity with respect to Employees.

(i)         Except as set forth in Section 3.10.9(i) of the Disclosure Schedule, all Current Employees employed in the United States are employed on an at-will basis and their employment can be terminated at any time for any reason without any amounts being owed to such individuals other than as required under applicable Laws, and the Company’s and its Subsidiaries’ relationships with all individuals who act as Consultants to the Company or any of its Subsidiaries

can be terminated at any time for any reason without any amounts being owed to such individuals other than as required under applicable Laws.

(j)         Except as set forth in Section 3.10.9(j) of the Disclosure Schedule, each of the Subsidiaries of the Company located or operating in the PRC has reported the correct amount of the compensation (including wages, overtime compensation, bonuses and cash allowances) of all relevant Company Employees to the applicable Human Resources and Social Security Bureaus (“China Social Security Bureaus”) and other applicable Governmental Authorities in the PRC, and have withheld and paid all payments due for the social insurances of the relevant Company Employees (including pension, medical insurance, work-related injury insurance, unemployment insurance, maternity insurance, (“China Social Insurances”) in full and on time as required by the applicable Law.  Since incorporation, each of the Subsidiaries of the Company located or operating in the PRC (i) has been in compliance in all material respects with all Laws in relation to the China Social Insurances, including but not limited to the Social Insurance Law of the PRC, and (ii) has never reported untrue or inaccurate information to the competent Social Security Bureaus, and have never underpaid, delayed, or missed any due payments in relation to the China Social Insurances, or otherwise caused the China Social Insurances of the relevant Employees interrupted, and (iii) has never been imposed with administrative penalties or other sanctions due to their non-compliance under the Laws in relation to the China Social Insurances.

3.10.10      Effect of Transaction.  Except as set forth in Section 3.10.10 of the Disclosure Schedule, neither the execution and delivery of the Transaction Agreements by the Company nor the consummation of the Transactions (including the Merger) by the Company, shall result in:  (a) any payment, benefit or right becoming due to any Employee (including as a result of any “double trigger” obligations in applicable Contracts), or the increase or acceleration of any payment, benefit or other right to any Employee, whether or not any such payment, right or benefit would constitute a “parachute payment” within the meaning of Section 280G of the Code; (b) any required contribution or payment to fund any obligations under any Company Plan; or (c) the provision of any “excess parachute payment” within the meaning of Section 280G of the Code.  Neither the Company nor any Subsidiary of the Company has any obligation to any Company Employee or other Person to provide any indemnification, “gross up” or similar in the event any excise tax is imposed on such Person under Code Sections 409A or 4999 or similar state Laws.

3.10.11      Compliance with Section 409A of the Code.  To the extent that any Company Plan is a “Nonqualified Deferred Compensation Plan,” as such term is defined in Section 409A of the Code, such Company Plan is, in all material respects, in documentary and operational compliance with Section 409A of the Code and all applicable guidance issued by the IRS thereunder.

3.10.12      Plans Outside the United States.  Except as set forth in Section 3.10.12 of the Disclosure Schedule no Company Plan is subject to the Laws of any jurisdiction other than the United States of America.

3.10.13      Neither the Company nor any Subsidiary, and no person who is "connected" with or an "associate" of the Company or any Subsidiary (with the terms within speech marks having the meanings given to them by, respectively, section 249 and section 435 of the UK

Insolvency Act 1986) has at any time since 19 December 1996 provided, participated in or otherwise had any (immediate or contingent) liability to or in respect of an occupational pension scheme to which section 75 of the Pensions Act 1995 applies or has applied.

3.10.14      No Employee has transferred to the Company or any Subsidiary in the United Kingdom under circumstances governed by the Transfer of Undertaking (Protection of Employment) Regulations 2006 or predecessor legislation.

Section 3.11.   Environmental Matters

.  The Company and its Subsidiaries are and, since January 1, 2015, have been, in compliance in all material respects with all applicable Environmental Laws.  There is no Action relating to or arising under Environmental Laws that is pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries or any Real Property or Premises currently formerly, owned, operated or leased by the Company or any of its Subsidiaries.  Neither the Company nor any of its Subsidiaries has received any written, or to the Knowledge of the Company, other notice of, or entered into, or assumed by Contract or operation of Law, any obligation, Liability, order, settlement, judgment, injunction or decree relating to or arising under Environmental Laws.  To the Knowledge of the Company, there are no facts, circumstance or conditions existing with respect to the Company or any of its Subsidiaries or any Real Property or Premises currently or formerly owned, operated or leased by the Company or any of its Subsidiaries or any property or facility to or at which the Company or any of its Subsidiaries transported or arranged for the disposal or treatment of Hazardous Materials that would reasonably be expected to result in the Company or any of its Subsidiaries incurring any environmental Liability.  Neither the Company nor any of its Subsidiaries has stored, treated, disposed of, arranged for or permitted the disposal of, transported, handled or Released any Hazardous Materials in a manner that has given or could reasonably be expected to give rise to any material Liabilities to the Company or any of its Subsidiaries (including any material Liabilities for response costs, corrective action costs, personal injury, natural resource damages, property damage, or for any investigative, corrective or remedial obligations) pursuant to any Environmental Laws.

Section 3.12.   Contracts

3.12.1        Specified Material Contracts.  Except as set forth on Section 3.12.1 of the Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to, has any obligations, rights or benefits under, or has their respective assets or properties bound by:

(a)        any Contracts that purport to limit, curtail or restrict the ability of the Company, its Subsidiaries or its Affiliates to conduct business in any geographic area or line of business or restrict the Persons with whom the Company or any of its Subsidiaries or Affiliates may do business;

(b)        any Contracts:  (i) with any Employee and any offer letters for employment or consulting with the Company or any of its Subsidiaries, that provide for anticipated annual base compensation in excess of $150,000 for any individual (other than employment offers terminable at will with no severance or acceleration Liability); and (ii) with any Consultant and any offer letters to enter into consulting agreements with the Company or any of its Subsidiaries, that provide for anticipated annual base payments in excess of $150,000 for any individual;

(c)        any Contracts with any labor union or other labor representative of Employees (including any collective bargaining agreement);

(d)        any Contract with a Related Party (other than employment agreements and independent contractor agreements entered into in the Ordinary Course of Business);

(e)        any Contracts granting any power of attorney with respect to the affairs of the Company or any of its Subsidiaries or otherwise conferring agency or other power or authority to bind the Company or any of its Subsidiaries other than to officers and attorneys in the Ordinary Course of Business;

(f)        any partnership or joint venture agreements;

(g)        Contracts for the acquisition, sale or lease of properties or assets other than in the Ordinary Course of Business, in each case, entered into since January 1, 2015 or which have surviving material rights or ongoing obligations;

(h)        any Contracts with a Governmental Authority (other than customer contracts with public universities and public research institutions);

(i)         any Contracts evidencing indebtedness for borrowed money (contingent or otherwise) by the Company or any of its Subsidiaries, or any Contracts pursuant to which indebtedness for borrowed money (contingent or otherwise) is guaranteed by the Company or any of its Subsidiaries (in each case, other than credit cards with an aggregate credit limit of less than $500,000), or any guarantees of the foregoing by third parties for the Company’s benefit, in each case, except for any such indebtedness or guarantees solely between or among the Company and its Subsidiaries;

(j)         any mortgages, pledges, security agreements, deeds of trust or other Contracts granting a Lien, other than Permitted Lien, on any material property or assets of the Company or any of its Subsidiaries;

(k)        any lease or rental Contracts relating to personal property requiring the Company or any Subsidiary to make payments in excess of $25,000 during the calendar year ended December 31, 2018;

(l)         any Contracts providing for indemnification obligations by the Company or any of its Subsidiaries other than (i) customary indemnities against breach of the obligations contained in such Contract that were entered into in the Ordinary Course of Business, or (ii) customary indemnities against infringement of Intellectual Property Rights contained in non-exclusive licenses or advertising agreements entered into in the Ordinary Course of Business;

(m)       any Contract (other than purchase orders, statements of work or work orders) with any supplier or provider of goods or services that are resold by the Company or any of its Subsidiaries or incorporated into any Product that is sold by the Company or any of its Subsidiaries to any Person that is reasonably expected to involve consideration in excess of $150,000 in the current fiscal year or that involved consideration of $150,000 in the previous fiscal year;

(n)        any Contracts (other than the IP Contracts listed on Section 3.15.4 of the Disclosure Schedule) (A) relating to (i) any royalty arrangement or milestone, earn-out or other payment, in each case in excess of $25,000 per annum, or (ii) indemnification with respect to any Intellectual Property Rights, except for customary indemnities against infringement of Intellectual Property Rights contained in non-exclusive licenses entered into in the Ordinary Course of Business; or (B) affecting the Company’s or any of its Subsidiaries’ ability to use or disclose any material Intellectual Property Rights, in each case, other than (i) Shrink-Wrap Licenses, or (ii) Contracts entered into by the Company or one of its Subsidiaries with customers in the Ordinary Course of Business that do not materially deviate from the form of such agreement(s) that has been delivered to Parent;

(o)        any Contracts to perform any service or sell or lease any product which grants the other party or any third party “most favored nation” status, “most favored customer” pricing, preferred pricing, exclusive sales, distribution, marketing or other exclusive rights, or rights of first refusal or rights of first negotiation;

(p)        any Contract (other than purchase orders, statements of work or work orders) related to the manufacturing, transport, transfer, distribution, resale or storage of any Product that is reasonably expected to involve consideration in excess of $50,000 in the current fiscal year (other than any such Contract that is terminable by the Company or its Subsidiaries without cause upon notice of sixty (60) days or less);

(q)        any Contract (other than as set forth above or Real Property Contracts) the termination of which would have a Company Material Adverse Effect; and

(r)        any Contract to enter into or negotiate the entering into of any of the foregoing.

3.12.2        Documentation.  The Company has previously made available to Parent (a) true and complete copies of each written Material Contract (as defined below) and (b) a summary of each oral Material Contract, together with any and all amendments, supplements and “side letters” thereto.

3.12.3        Status of Material Contracts.  (a) Each of the Contracts required to be listed in Section 3.12.1 of the Disclosure Schedule, each of the Real Property Leases, each of the Real Property Contracts, and each of the IP Contracts (collectively, the “Material Contracts”) is valid and binding on the Company or any of its Subsidiaries that are party thereto and in full force and effect and, assuming due execution and delivery by the other parties thereto, is enforceable in accordance with its terms by the Company or any such Subsidiaries (as applicable), (b) neither the Company nor any of its Subsidiaries is in breach or default under any Material Contract, nor, to the Company’s Knowledge, does any condition exist that, with notice or lapse of time or both, would constitute a breach or default in any respect thereunder by the Company or any of its Subsidiaries or that would result in material Liability to the Company or any of its Subsidiaries, (c) to the Knowledge of the Company, (i) no other party to any Material Contract is in default in any material respect thereunder and (ii) no condition exists that with notice or lapse of time or both would constitute a default in any material respect by any such other party thereunder, (d) neither the Company nor any of its Subsidiaries has received written, or to the Knowledge of the Company, other notice of (i) any termination or cancellation of any Material Contract by any party thereto or (ii) any material dispute with respect to such Material Contract by any party thereto.

Section 3.13.   Assets:  Title, Condition

.  The Company and its Subsidiaries (as applicable) have good, valid and marketable title to, or valid leasehold interest in or license of, all of their respective material assets and properties, whether real or personal, tangible or intangible, that are used in the conduct of their businesses or reflected in the Interim Balance Sheet as being owned by the Company or its Subsidiaries or acquired after the date thereof (other than assets disposed of in the Ordinary Course of Business since the date of the Interim Balance Sheet) (the “Assets”), free and clear of all Liens except Permitted Liens.  The Assets constitute all of the assets, properties and rights that are used in and necessary to conduct the businesses of the Company and its Subsidiaries in all material respects.  All of the material fixtures and other material improvements to the Real Property (defined in Section 3.14 below) and all of the tangible personal property Assets other than the inventory (i) are in all material respects adequate and suitable for their present uses, and (ii) in good working order, operating condition and state of repair (ordinary wear and tear excepted).

Section 3.14.   Real Property

3.14.1        Section 3.14.1 of the Disclosure Schedule sets forth a list of the addresses of all real property (i) owned by the Company or any of its Subsidiaries (the “Owned Real Property”), or (ii) leased, subleased or licensed by or for which a right to use or occupy has been granted to the Company or any of its Subsidiaries (the “Leased Property” and together with the Owned Real Property, the “Real Property”).  Section 3.14.1 of the Disclosure Schedule also identifies, with respect to each Leased Property, each lease, sublease, license or other Contract under which such Leased Property is occupied or used, including the date of, and legal name of each of the parties to, such lease, sublease, license or other Contract and each amendment, modification, supplement or restatement thereto (the “Real Property Leases”).

3.14.2        To the Company’s Knowledge, the Company or the applicable Subsidiary of the Company, as the case may be, has good and marketable fee simple title in and to the Owned Real Property, free and clear of all Liens other than Permitted Liens.  All land premiums, land transfer prices, land use fees, land grant fees and other consideration of any nature whatsoever payable with respect to the Owned Real Property have been fully paid within the applicable time limits in respect of any Owned Real Property.

3.14.3        Neither the Company nor any of its Subsidiaries has received any written or, to the Company’s Knowledge, other notice from any Governmental Authority requesting structural alteration, eviction or demolishment of any Owned Real Property or any part thereof and there is no basis for the issuance of any such notice or the taking of any such action.

3.14.4        All Owned Real Property, and the current use and occupancy thereof by the Company or any of its Subsidiaries is in compliance with all applicable Laws affecting such Owned Real Property, including those pertaining to land use, zoning, construction quality and safety, fire prevention and Environmental Laws (collectively, the “Real Property Laws”), and all Governmental Approvals required under the Real  Property Laws, as well as all Contracts in relation to acquisition of the Company Real Property (the “Real Property Contracts”).  The Company has previously made available to Parent a true and complete copy of each Real Property Contract.

3.14.5        Except as would not have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has entered into any written or oral leases, subleases, licenses, concessions, occupancy agreements or other Contracts granting to any other Person the right to use or occupancy of any of the Real Property and there is no Person (other than the Company or the applicable Subsidiary of the Company) in possession of any of the Real Property.

Section 3.15.  Intellectual Property; Technology; Privacy and Security; Information Systems; Disaster Recovery

3.15.1        Company IP.  The Company or the applicable Subsidiary of the Company, as the case may be, owns or has the right to use all Company Technology and all Intellectual Property Rights therein.  Except for the Technology and Intellectual Property Rights licensed to the Company or its Subsidiaries under (i) the Inbound IP Contracts identified on Section 3.15.4 of the Disclosure Schedule and to the extent provided in such Inbound IP Contracts; (ii) off the shelf, “click wrap” or “shrink wrap” license agreements for software or Technology that is generally commercially available to the public (“Shrink Wrap Licenses”), and (iii) Contracts which the primary purpose is not to grant the Company or any of its Subsidiaries a right to use or a license to Company Technology or Company Intellectual Property Rights in the operation of the business of the Company, none of the Company Technology or Company Intellectual Property Rights are owned by any third party.  The Company exclusively owns all Company Technology and all Company Intellectual Property Rights, in each case, that are owned by the Company free and clear of all Liens other than Permitted Liens and any Outbound IP Contracts listed on Section 3.15.4 of the Disclosure Schedule.

3.15.2        Infringement.  To the Company’s Knowledge, neither (i) the operation of the business of the Company and its Subsidiaries (or their respective predecessors) nor (ii) any of the Products sold or offered for sale or Company Technology, in each case at any time since January 1, 2015, has infringed or infringes upon, dilutes, misappropriates or violates any Intellectual Property Rights of any Person.  Since January 1, 2015, neither the Company nor any of its Subsidiaries, nor to the Company’s Knowledge any of their respective predecessors, has (a) received any written charge, complaint, claim, demand or notice alleging infringement, dilution, misappropriation or violation of the Intellectual Property Rights of any other Person (including any demand to refrain from using or to license any Intellectual Property Rights of any Person in connection with the conduct of the business) or (b) has a contractual obligation to indemnify any Person for or against any interference, infringement, misappropriation or violation with respect to any Intellectual Property Rights, except for customary indemnities against infringement of Intellectual Property Rights contained in non-exclusive licenses or advertising agreements entered into in the Ordinary Course of Business.  To the Company’s Knowledge, no other Person has infringed upon, diluted, misappropriated or violated any Company Intellectual Property Rights at any time during the six (6) year period preceding the date hereof.  As of the date hereof, there are no pending or, to the Company’s Knowledge, threatened claims against the Company or any of its Subsidiaries challenging the ownership of the Company Intellectual Property Rights by the Company or an applicable Subsidiary of the Company, or alleging that any of the Company Intellectual Property Rights are invalid or unenforceable.

3.15.3        Scheduled IP.  Section 3.15.3 of the Disclosure Schedule identifies all patents, patent applications, registered trademarks and copyrights, applications for trademark and copyright registrations, domain names, registered design rights and other forms of registered Intellectual Property Rights and applications therefor owned by the Company or any of its Subsidiaries (collectively, the “Company Registrations”) as of the date hereof and indicates the owner(s) thereof.  Except as set forth on Section 3.15.3 of the Disclosure Schedule, all Company Registrations are exclusively owned by the Company or such Subsidiary free and clear of all Liens (except Permitted Liens).  All issued or registered Company Registrations are (i) to the Company’s Knowledge, valid and enforceable, and (ii) have been duly maintained (including the payment of all fees that are due as of the date hereof) and are not expired, cancelled or abandoned, except as would not be in violation of Section 5.1.8.

3.15.4        IP Contracts.  Section 3.15.4 of the Disclosure Schedule identifies under separate headings each Contract (i) which specifically grants the Company or any of its Subsidiaries the right to use or a license to Company Technology or Company Intellectual Property Rights in the operation of the business of the Company and its Subsidiaries and that any Person besides the Company and its Subsidiaries owns (other than Shrink Wrap Licenses) (the “Inbound IP Contracts”) or (ii) pursuant to which the Company or any of its Subsidiaries specifically grant any Person any right or interest in Company Intellectual Property Rights, including any right to use or access any material item of the Company Technology but excluding Contracts entered into by the Company or one of its Subsidiaries with customers in the Ordinary Course of Business (the “Outbound IP Contracts,” and together with the Inbound IP Contracts, the “IP Contracts”).

3.15.5        Confidentiality and Invention Assignments.  The Company and its Subsidiaries have maintained commercially reasonable practices to protect the confidentiality of the confidential information and trade secrets of the Company and its Subsidiaries and, except as would not be material to its business, has required any Employee, Consultant or third party to whom it has granted access, or to whom it has disclosed its confidential information, to execute contracts requiring them to maintain the confidentiality of such information and use such information only in accordance with such contracts.  All Employees and Consultants of the Company and its Subsidiaries who (i) in the normal course of their duties are involved in the creation of Company Technology on behalf of the Company or its Subsidiaries that is incorporated in any product or service of the Company or any of its Subsidiaries or (ii) have in fact created any

Company Technology on behalf of the Company or its Subsidiaries that is incorporated in any product or service of the Company or any of its Subsidiaries, have executed contracts that irrevocably assign to the Company or its Subsidiaries on a worldwide royalty-free basis all of such Persons’ respective rights, including Intellectual Property Rights relating to such product or service.  To the Company’s Knowledge, no Employee or Consultant is in material violation of any term of any such agreement.  Except as would not be material to the business, all authors of any works of authorship in the Company Technology owned by the Company of any of its subsidiaries have waived their moral rights to the extent permitted by applicable Law or such authors prepared such works in jurisdictions that do not recognize moral rights.

3.15.6        Open Source Software.  Except as disclosed on Section 3.15.6 of the Disclosure Schedule, none of the Company Technology owned by the Company or any of its subsidiaries or any product or service of the Company and its Subsidiaries (including any software, middleware, firmware) constitutes or contains any Public Software and is used by the Company or any of its Subsidiaries in a manner that would require disclosure or distribution of any material software of the Company or its Subsidiaries in source code form or would require the Company or its Subsidiaries to grant a license under any material Company Intellectual Property.  The software disclosed on Section 3.15.6 of the Disclosure Schedule has never been provided, delivered or distributed by the Company or its Subsidiaries in source code form to any Person other than those Employees and Consultants of the Company or one of its Subsidiaries working on the development of software, firmware or middleware of the Company and its Subsidiaries for the exclusive benefit of the Company and its Subsidiaries.  Neither the Company Technology (or any portion thereof) owned by the Company nor any Product of the Company or any of its Subsidiaries is subject to any IP Contract or other contractual obligation that would require the Company or any of its Subsidiaries to publicly divulge any trade secret or material source code that is part of such Company Technology.

3.15.7        Privacy and Data Security.

(a)        Except as set forth on Section 3.15.7(a) of the Disclosure Schedule, the use and dissemination by the Company and its Subsidiaries of any Personal Data is and has been in material compliance with the Company’s Privacy Policies and internal data security policies, all applicable Law and all material obligations in Contracts to which the Company and its Subsidiaries are bound, regarding the privacy and security of Personal Data controlled or processed by the Company and its Subsidiaries (“Privacy Agreements”) since January 1, 2015.  To the extent that the Company or any of its Subsidiaries has engaged in cross-border processing of Personal Data, it has taken all  steps required by Laws applicable to the cross-border processing of Personal Data, to ensure an adequate level of protection for the Personal Data.  Copies of all Privacy Policies and Privacy Agreements in effect as of the date hereof have been provided to Parent.  The Company and its Subsidiaries have, since January 1, 2015, provided a Privacy Policy on all websites and any mobile applications owned or operated by the Company and its Subsidiaries to the extent required by any applicable Law or any Privacy Agreement.

(b)        Except as set forth on Section 3.15.7(b) of the Disclosure Schedule or as would not be material to the Company or any of its Subsidiaries:  (i) the Privacy Policies have been maintained to be materially consistent with the actual practices of the Company and its Subsidiaries; (ii) the Privacy Policies adequately disclose and support the uses of Personal Data by the Company and its Subsidiaries and the Company or one of its Subsidiaries, as applicable, have sought and obtained consent from individuals for such uses, to the extent required by applicable Law; and (iii) the Privacy Policies have since January 1, 2015, made all material data privacy disclosures to employees, users and customers  required by applicable Law.

(c)        The Company and its Subsidiaries maintain internal policies and procedures regarding data security and privacy and maintain administrative, technical and physical safeguards that are commercially reasonable and in material compliance with all applicable Law and all Privacy Agreements.  Copies of all such policies have been provided to Parent.  The Company and its Subsidiaries have documented a privacy and security training program for all Employees that have access to Personal Data.  Representative copies of training materials and evidence that past training has occurred per documentation, have been provided to Parent.

(d)        Except as set forth on Section 3.15.7(d) of the Disclosure Schedule or as would not be material to the Company and its Subsidiaries, taken as a whole:  at any time during the three (3) year period preceding the date hereof, there have been no Security Breaches or unauthorized uses of Personal Data.  During the two (2) year period preceding the date hereof, no written notice has been provided to the Company or any of its Subsidiaries by a third-party vendor or any other person of any Security Breach.  No Person (including any Governmental Authority) has commenced any Action pending as of the date hereof against the Company or any of its Subsidiaries relating to the information privacy or data security practices of the Company and its Subsidiaries, or, to the Knowledge of the Company, threatened any such Action or made any written complaint, investigation or inquiry relating to such practices.  Except as would not be material to the Company and its Subsidiaries, taken as a whole, at any time during the three (3) year period preceding the date hereof, neither the Company nor any of its Subsidiaries have provided written notification to any individual or organization of an actual Security Breach or an unauthorized use of Personal Data.  At any time during the three (3) year period preceding the date hereof, neither the Company nor any of its Subsidiaries has experienced a ransomware attack or other malicious intrusion.

(e)        Except as would not be material to its business, the Company and its Subsidiaries have taken commercially reasonable steps to limit access to Personal Data to:  (i) those personnel of the Company or any of its Subsidiaries and third-party vendors providing services to or on behalf of the Company or any of its Subsidiaries who have a need to know such Personal Data in the execution of their duties to the Company or any of its Subsidiaries; and (ii) such other Persons permitted to access such Personal Data in accordance with the Privacy Policies, all applicable Laws and Privacy Agreements.

(f)        The Company and its Subsidiaries maintain a written technical information security program that contains administrative, technical and physical safeguards (including encryption) reasonably consistent with industry standards and materially compliant with applicable Laws (the “Security Program”).  The Security Program of the Company and its Subsidiaries is designed to (i) protect the integrity and confidentiality of Personal Data; (ii) protect against reasonably anticipated threats or hazards to the security of Personal Data; (iii) protect against the unauthorized access, disclosure or use of Personal Data; (iv) address computer and network security; and (v) provide for the secure destruction and disposal of Personal Data.  The Security Program has been updated in all material respects as required by all applicable Laws.  All third-party vendors or Persons with access to Personal Data have entered into contracts or written agreements with the Company or any of its Subsidiaries (as applicable) requiring that such vendors or Persons maintain a substantially similar security program.

(g)        Except as would not be material to its business, the Company and its Subsidiaries use commercially reasonable measures that are designed to control the access to their computer and information technology networks.  All of the Company’s and its Subsidiaries’ security measures are designed to be materially consistent with the requirements of applicable Laws and are designed to (A) prevent the unauthorized disclosure of confidential information (including Personal Data) of the Company’s and its Subsidiaries’ customers; (B) prevent access without express authorization (and immediately terminate such unauthorized access) to the networks and information system of the Company’s and its Subsidiaries’ customers through the networks of the Company or any of its Subsidiaries; and (C) facilitate the Company’s and its Subsidiaries’ identification of the Person making or attempting to make such unauthorized access.  The Company has delivered to Parent copies of all audits and risk assessments of the computer and information technology networks of the Company and its Subsidiaries that have been conducted over the past three (3) years.

3.15.8        Effect of Transactions on Company Technology Rights, Company Intellectual Property Rights or Data Privacy.  There are no IP Contracts pursuant to which the consummation of the Transactions (including the Merger) shall adversely affect the Company and its Subsidiaries’ ownership or use of any Company Technology or Company Intellectual Property Rights or the legal right and ability by the Company and its Subsidiaries to continue using the Company Technology and the Company Intellectual Property Rights in the operation of the businesses of the Company and its Subsidiaries on or after the Effective Time to the same extent as the Company Technology and the Company Intellectual Property Rights are used in the operation of the business prior to the Effective Time, except as would not otherwise have a Company Material Adverse Effect.  The Transactions (including the Merger) (including any transfer of Personal Data resulting from the Transactions) shall not violate any IP Contracts or in any material respects the Privacy Policies. There are no IP Contracts or Privacy Policies or other items related solely to the Company and its Subsidiaries that will prevent, immediately following the Effective Time, the Surviving Corporation from continuing to have the right to use such Personal Data on materially identical terms and conditions as the Company and its Subsidiaries enjoyed immediately prior to the Effective Time.

3.15.9        Information Systems.  To the Company’s Knowledge, the Company and its Subsidiaries own, lease or license all material Information Systems that are used in the businesses of the Company or and its Subsidiaries.  To the Company’s Knowledge, in the last twelve (12) months there have been no material failures, breakdowns, outages or unavailability of such Information Systems and the DR Plans were not activated other than for testing purposes.  None of the Information Systems of the Company or a Company Subsidiary constitutes, contains, or is dependent upon any Public Software and is used by the Company or any of its Subsidiaries in a manner that would require disclosure or distribution of any software of the Company or its Subsidiaries in source code form or would require the Company or its Subsidiaries to grant a license under any material Company Intellectual Property.  Immediately prior to Closing, the material Information Systems used by the Company and its Subsidiaries will be in the possession, custody or control of the Company or its Subsidiaries (or the Company or its Company

Subsidiaries will have the legal right and ability to use pursuant to a Contract).  There are no IP Contracts pursuant to which the consummation of the Transactions (including the Merger) shall adversely affect the Surviving Corporation’s legal right or ability to continue using the Information Systems following the Closing Date to the same extent as the Company and the Company Subsidiaries used such Information Systems prior to the Closing Date, except as would not have a Company Material Adverse Effect.

3.15.10      Disaster Recovery.  The Company has delivered to Parent a copy of the current DR Plans.  The DR Plans are materially consistent with applicable Laws.  The Company and its Subsidiaries have conducted testing of the DR Plans not less frequently than annually (and in any event, upon a material change to the DR Plans) and corrected any material deficiencies in the DR Plans or material deficiencies in compliance with the DR Plans by the Company and any applicable Subsidiary thereof.

Notwithstanding anything in this Agreement to the contrary, the representations and warranties made by the Company in this Section 3.15 are the sole and exclusive representations and warranties made regarding the infringement, dilution, misappropriation or other violation of Intellectual Property Rights.

Section 3.16.   Insurance

.  Section 3.16 of the Disclosure Schedule sets forth a list of all policies of property, general Liability, directors and officers, fiduciary, employment, title, workers’ compensation, environmental, product Liability, cyber Liability and other forms of insurance maintained by the Company or any of its Subsidiaries, each of which are in full force and effect as of the date hereof.  The Company has delivered to Parent complete and correct copies of all such policies, together with all endorsements, riders and amendments thereto.  There are no claims pending under such policies as to which coverage has been reserved, questioned, denied or disputed by the insurers of such policies, all premiums that are due and payable under all such policies have been paid and the Company and its Subsidiaries (as applicable) are otherwise in compliance in all material respects with the terms of such policies, and neither the Company nor any of its Subsidiaries has received any written, or to the Knowledge of the Company, other notice of non-renewal, cancellation or termination of any insurance policy in effect on the date hereof. Neither the Company nor any of its Subsidiaries has failed to give proper notice of any material claim under any such policy in a valid or timely fashion.

Section 3.17.   Related Party/Affiliate Transactions

.  Except as set forth on Section 3.17 of the Disclosure Schedule, other than ordinary course Employee- and director-related compensation and reimbursement Liabilities, neither the Company nor any of its Subsidiaries is a party to any Contract, transaction or commitment with any Related Party.

Section 3.18.   Customers and Suppliers

.  Section 3.18 of the Disclosure Schedule sets forth true and complete lists of the top twenty-five (25) customers and top fifteen (15) suppliers of the Company and its Subsidiaries (measured in terms of total revenues (for customers) or total expenses (for suppliers)) attributable to each such

Person (a) during the year ended December 31, 2017, and (b) during the seven (7) month period ended July 31, 2018 (each Person identified on at least one of such lists, a “Top Customer or Supplier”), showing the total revenues received by the Company and/or its Subsidiaries from each such customer and the total expenses of the Company and/or its Subsidiaries for each such supplier, during such periods.  Since the Balance Sheet Date, no Top Customer or Supplier has (a) ceased or materially reduced its purchases from or sales or provision of services to the Company or any of its Subsidiaries, or (b) to the Company’s Knowledge, threatened to cease or materially reduce such purchases or sales or provision of services, other than in the Ordinary Course of Business.  No Top Customer or Supplier has pending or, to the Company’s Knowledge, has threatened, any Action against the Company or any of its Subsidiaries.

Section 3.19.   Product Warranties

.  Section 3.19 of the Disclosure Schedule includes correct and complete copies of the standard terms and conditions of the sale of Products by the Company and its Subsidiaries.  Neither the Company nor any of its Subsidiaries has been notified in writing during the past three (3) years of any material claims for and, to the Company’s Knowledge, there are no material claims for any extraordinary product returns, warranty obligations or product services relating to any of its Products.

Section 3.20.   Foreign Operations; Export Control; Certain Business Practices

3.20.1        Since January 1, 2015, each of the Company and its Subsidiaries has at all times been in compliance in all material respects with all anti-boycott Laws applicable to the Company and its Subsidiaries, including, solely to the extent applicable, Code Section 999 and the regulations issued pursuant thereto and the Export Administration Regulations administered by the U.S. Department of Commerce, as amended from time to time, including all reporting requirements.

3.20.2        Since January 1, 2015, each of the Company and its Subsidiaries has at all times been in compliance in all material respects with (i) any and all import or export control or sanctions Laws of any jurisdiction applicable to the Company and its Subsidiaries, including, solely to the extent applicable, the Export Administration Regulations administered by the Bureau of Industry and Security of the U.S. Department of Commerce, sanctions and embargo Laws, executive orders and regulations administered by the Office of Foreign Assets Control of the U.S. Treasury Department, and the International Traffic in Arms Regulations administered by the Directorate of Defense Trade Controls of the U.S. State Department, as amended from time to time, and (ii) any and all required export or re-export approvals granted under such applicable Laws.

3.20.3        Since January 1, 2015, each of the Company and its Subsidiaries has at all times been in compliance in all material respects with (i) any and all applicable import Laws of any applicable jurisdiction applicable to the Company and its Subsidiaries, including, solely to the extent applicable, the customs regulations administered by U.S. Customs and Border Protection of the U.S. Department of Homeland Security and the Foreign Trade Regulations administered by the Census Bureau of the U.S. Department of Commerce, as amended from time to time, and (ii) any and all required import approvals granted under such Laws.

3.20.4        Since January 1, 2015, neither the Company nor any of its Subsidiaries, or any of their respective directors, officers, or employees, or to the Company’s Knowledge, it’s or their agents, in each case, in such Person’s capacity as such and acting on behalf of the Company or its Subsidiaries, has violated any Anti-Corruption Law in any material respect.

3.20.5        Since January 1, 2015, neither the Company nor any of its Subsidiaries has been a party to any Contract with or, to the Company’s Knowledge, conducted business with, or participated in any transaction involving, (i) any Person identified on the Office of Foreign Assets Control’s (“OFAC”) list of Specially Designated Nationals and Blocked Persons or targeted by an OFAC Sanctions Program while such Person was so listed or targeted; or (ii) any Governmental Authority with respect to which the United States or any jurisdiction in which the Company or any of its Subsidiaries is operating or located administers or imposes economic or trade sanctions or embargoes while such sanctions or embargoes were in effect.

Section 3.21.   Brokers and Other Advisors

.  Except for Jefferies LLC, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions (including the Merger) based upon arrangements made by or on behalf of the Company or any of its Subsidiaries or any of its Affiliates.

Section 3.22.   Powers of Attorney

.  Neither the Company nor any of its Subsidiaries has any general or special powers of attorney outstanding (whether as grantor or grantee thereof).

Section 3.23.   Disclaimer of the Company

.  Except as expressly set forth in this Article III and in the other Transaction Agreements (together with any representations and warranties expressly and specifically made by the Holders in the Joinder Agreements) none of the Company, its Affiliates, the Holders or any of their respective Representatives make or have made any other representation or warranty, express or implied, at Law or in equity, whether orally or in writing, including with respect to information and documents provided or made available in “Project Darwin” data room maintained by Merrill Corporation on behalf of the Company, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of Parent or its Affiliates or in any other form in connection with the Transactions  (collectively, “Company Information”), in respect of the Company Capital Stock, the Company or its Subsidiaries the properties or assets of the Company or its Subsidiaries or the business of the Company or its Subsidiaries, including with respect to (i) merchantability or fitness for any particular use or purpose; (ii) the operation of the Company or any of its Subsidiaries by Parent after the Closing; (iii) the non-infringement of rights or (iv) the probable success or profitability of the Company or any of its Subsidiaries after the Closing and any such representation or warranty is hereby expressly disclaimed, in each case, except to the extent that any item of Company Information is itself described or referred to as having been made available, provided or delivered in a representation or warranty contained in this Article III, the other

Transaction Agreements (together with any representations and warranties expressly and specifically made by the Holders in the Joinder Agreements) or a schedule hereto or thereto (including the Disclosure Schedule).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub jointly and severally represent and warrant, as of the date hereof and as of the Closing Date, to the Company as follows:

Section 4.1.     Organization, Standing and Corporate Power

.  Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated.

Section 4.2.     Authority; Noncontravention

4.2.1          Power; Enforceability.  Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and the Transaction Agreements to which it is a party and to perform all of its obligations thereunder and to consummate the Transactions (including the Merger).  The execution, delivery and performance by each of Parent and Merger Sub of the Transaction Agreements to which it is a party and the consummation by Parent and Merger Sub of the Transactions (including the Merger) have been duly authorized and approved by their respective Boards of Directors (and prior to the Effective Time shall be adopted by Parent as the sole shareholder of Merger Sub) and no other action on the part of Parent or Merger Sub or their stockholders is necessary to authorize the execution, delivery and performance by Parent and Merger Sub of the Transaction Agreements to which either Parent or Merger Sub is a party and the consummation by it of the Transactions (including the Merger).  This Agreement has been and, upon their execution, each of the other Transaction Agreements to which Parent or Merger Sub is a party shall be, duly executed and delivered by Parent and Merger Sub.  Assuming due authorization, execution and delivery of this Agreement and the other Transaction Agreements by the other Parties hereto and thereto, this Agreement constitutes and the other Transaction Agreements to which Parent or Merger Sub is a party shall, when executed and delivered, constitute, the legal, valid and binding obligations of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with their respective terms, except to the extent that their enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting the enforcement of creditors’ rights generally and by general equitable principles.

4.2.2          No Violations.  Assuming that all consents, approvals, authorizations and other actions described in Section 4.3 have been obtained, neither the execution and delivery by Parent or Merger Sub of the Transaction Agreements to which Parent or Merger Sub is a party, nor the consummation of the Transactions (including the Merger), nor compliance by Parent and Merger Sub with any of the terms or provisions thereof, shall result in a Conflict under (a) any provision of the Organizational Documents of Parent or Merger Sub, (b) any Order applicable to Parent or Merger Sub or any of their respective properties or assets (whether tangible or intangible), (c) any Law applicable to Parent or Merger Sub or any of their respective properties or assets (whether tangible or intangible), (d) any Contract to which Parent or Merger Sub is a party or by which any of their properties or assets may be bound or affected or (e) any Permit issued to Parent or Merger Sub, except, in the case of clauses (c), (d) and (e) for Conflicts as, individually or in the aggregate, would not reasonably be expected to prevent or materially delay or materially impair the ability of Parent or Merger Sub to consummate the Transactions (a “Parent Material Adverse Effect”).

Section 4.3.     Governmental Approvals

.  Except for (a) the filing of the Cayman Plan of Merger with the Registrar of Companies in the Cayman Islands pursuant to the CCL and the other documents required to effect the Merger as provided in Part XVI of the CCL, (b) filings required under, and compliance with other applicable requirements of, any Antitrust Laws and the expiration of applicable waiting periods (if required in any applicable jurisdiction), and (c) the Transaction Approvals, no consents or approvals of, or filings with, or notices to any Governmental Authority are required to be made or obtained by Parent or Merger Sub or any of their Affiliates for the valid execution, delivery and performance of this Agreement by Parent and Merger Sub, or the other Transaction Agreements to which either Parent or Merger Sub is a party, or the consummation by Parent and Merger Sub of the Transactions (including the Merger).

Section 4.4.     Ownership and Operations of Merger Sub

.  Parent is the record owner of all of the outstanding capital stock of Merger Sub.  Merger Sub was formed solely for the purpose of engaging in the Transactions, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

Section 4.5.     Availability of Funds

.  Parent shall have available to it at the times required by this Agreement sufficient funds to pay the Estimated Merger Consideration, to make the other payments contemplated hereby (including fees and expenses payable by Parent) and to consummate the Transactions (including the Merger).

Section 4.6.     Brokers and Other Advisors

.  Except for Evercore Group L.L.C., no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of its Affiliates.

Section 4.7.     Legal Proceedings

.  Since January 1, 2015, except as would not have a Parent Material Adverse Effect, there have not been and there are no pending or, to the Parent’s Knowledge, threatened Actions, in either case, by or against Parent or any of its Subsidiaries, their respective properties or assets.

Section 4.8.     Independent Investigation; Company’s Representations

4.8.1          Parent has conducted its own independent investigation, review and analysis of the business, operations, assets, Liabilities, results of operations and financial condition and prospects of the Company and its Subsidiaries, which investigation, review and analysis was performed by Parent, its Affiliates and their respective Representatives.  Parent, its Affiliates and their Representatives (a) have had access to and the opportunity to review all of the documents in the “Project Darwin” data room maintained by Merrill Corporation on behalf of the Company but for purposes of this Section 4.8 only to the extent such documents were posted in such data room on or prior to the date that is two Business Days prior to the date of this Agreement; and (b) have been afforded access to the books and records, facilities and officers, directors, employees and other Representatives of the Company and its Subsidiaries for purposes of conducting a due diligence investigation with respect thereto.  In entering into this Agreement, each of Parent and Merger Sub acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and on the representations and warranties of the Company expressly and specifically set forth in this Agreement and in the other Transaction Agreements (together with any representations and warranties expressly and specifically made by the Holders in the Joinder Agreements), as deemed qualified by the Disclosure Schedule, including as those relate to any item of Company Information to the extent that any such item of Company Information is itself described or referred to as having been made available, provided or delivered in a representation or warranty contained in this Agreement, the other Transaction Agreements (together with any representations and warranties expressly and specifically made by the Holders in the Joinder Agreements) or a schedule hereto or thereto (including the Disclosure Schedule).

4.8.2          Each of Parent and Merger Sub hereby acknowledges and agrees that other than the representations and warranties made by the Company in Article III and in the other Transaction Agreements (together with any representations and warranties expressly and specifically made by the Holders in the Joinder Agreements), as deemed qualified by the Disclosure Schedule, none of the Holders, the Company, its Affiliates or any of their respective Representatives have made any representation or warranty, express or implied, at Law or in equity, whether orally or in writing, with respect to Company Information, including as to (A) merchantability or fitness for any particular use or purpose; (B) the operation of the Company or any of its Subsidiaries by Parent after the Closing; (C) the non-infringement of rights or (D) the probable success or profitability of the Company or any of its Subsidiaries after the Closing, in each case, except to the extent that any item of Company Information is itself described or referred to as having been made available, provided or delivered in a representation or warranty contained in this Agreement, the other Transaction Agreements (together with any representations and warranties expressly and specifically made by the Holders in the Joinder Agreements) or a schedule hereto or thereto (including the Disclosure Schedule).

ARTICLE V

ADDITIONAL COVENANTS AND AGREEMENTS

Section 5.1.     Conduct of Business

.  Except (w) as required or expressly permitted or expressly contemplated by the Transaction Agreements, (x) with the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed, (y) as required by applicable Law or (z) as set forth in Section 5.1 of the Disclosure Schedule, from the date of this Agreement until the Effective Time or the earlier termination of this Agreement pursuant to Article VII, (a) the Company shall, and shall cause its Subsidiaries to (i) conduct its business in the Ordinary Course of Business in all material respects, (ii) use commercially reasonable efforts to (A) maintain and preserve intact its present business organization and the goodwill of those having material business relationships with it (including using commercially reasonable efforts to preserve its relationships with key employees, customers, suppliers, distributors, strategic partners, licensors, licensees and landlords, in each case, that have material business relationships with the Company or any of its Subsidiaries) and (B) maintain in full force and effect all insurance policies described in Section 3.16, and (b) the Company shall not, nor shall it cause or permit any of its Subsidiaries to:

5.1.1          issue, sell, grant, dispose of, amend any term of, grant registration rights with respect to, pledge or otherwise encumber or permit any Lien on any shares of capital stock or other equity interests of the Company or any of its Subsidiaries, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of the share capital or other equity interests of the Company or any of its Subsidiaries, or any rights, warrants, options, calls, commitments or any other Contract of any character to purchase or acquire any shares of the share capital or other equity interests of the Company or any of its Subsidiaries or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any shares of the share capital or other equity interests of the Company or any of its Subsidiaries;

5.1.2          amend (including by reducing an exercise price or extending a term) or waive any rights under, any provision of the Company Option Plan or any Contract evidencing any outstanding stock option or other right to acquire share capital of the Company or any of its Subsidiaries or any restricted share or stock purchase agreement or any similar or related contract;

5.1.3          redeem, purchase or otherwise acquire or cancel any outstanding shares of capital stock or equity interests of the Company or any of its Subsidiaries, or any rights, warrants, options, calls, commitments or any other Contract of any character to acquire any shares of the share capital or equity interests of the Company or any of its Subsidiaries, other than repurchase of unvested shares held by Employees upon the termination of their employment in accordance with agreements existing as of the date hereof;

5.1.4          declare, set aside funds for the payment of or pay any dividend on, or make any other distribution in respect of, any shares of capital stock or other equity interests of the Company or make any payments to the Stockholders of the Company;

5.1.5          split, combine, subdivide, reclassify or take any similar action with respect to any shares of the share capital or other equity interests of the Company or any of its Subsidiaries;

5.1.6          form any Subsidiary;

5.1.7          incur, guarantee, issue, sell, repurchase, prepay or assume any Company Debt except as set forth on Section 5.1.7 of the Disclosure Schedule, or issue or sell any options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries;

5.1.8          sell, transfer, lease, license, mortgage or otherwise dispose of or (including abandonment of Intellectual Property) subject to any Lien, other than Permitted Liens, (including pursuant to a sale-leaseback transaction or an asset securitization transaction), any material properties or material assets of the Company or any of its Subsidiaries, except (a) pursuant to existing contracts, or (b) sales of inventory or non-exclusive licenses of assets in the Ordinary Course of Business;

5.1.9          except in accordance with the capital budget of the Company set forth in Section 5.1.9 of the Disclosure Schedule, make any capital expenditure in excess of $250,000 individually or in the aggregate;

5.1.10        acquire in any manner (whether by merger or consolidation, the purchase of an equity interest in or a material portion of the assets of or otherwise) any business or any corporation, partnership, association or other business organization or division thereof;

5.1.11        make any investment (by contribution to capital, property transfers, purchase of securities or otherwise) in, or loan or advance funds to any Person, other than (a) travel and similar advances to Employees in the Ordinary Course of Business, (b) advances to the Company’s Top Customers or Suppliers made in the Ordinary Course of Business, (c) loans, advances or capital commitments among the Company and its Subsidiaries;

5.1.12        (a) enter into, terminate, materially modify, renew or materially amend (including by accelerating material rights or benefits under) any Material Contract or (b) enter into any Contract that would have been a Material Contract had it been in effect on the date hereof, in each case, other than in the Ordinary Course of Business (provided that the terms and conditions are consistent in all material respects with past practice with respect to liability and risk allocation (including with respect to indemnification) and, no amendment is adverse to the Company or its Subsidiaries);

5.1.13        (a) hire or terminate any Current Employees or Current Consultants who are paid a base salary in excess of $150,000 annually by the Company (other than for “cause”), (b) materially increase the annual level of compensation payable or to become payable by the Company to any of its directors or Current Employees, (c) grant any bonus, benefit or other direct or indirect compensation to any director, Current Employee or Current Consultant other than in the Ordinary Course of Business, (d) materially increase the coverage or benefits available under or otherwise materially modify or amend or terminate any (or create any new) Company Plan, except as required by applicable Law or by the terms of any Company Plan or (e) other than in the Ordinary Course of Business, enter into any employment, deferred compensation, severance, consulting, non-competition or similar agreement to which the Company is a party (or amend any such agreement in any material respect) or enter into any agreement involving a Current Employee or Current Consultant, except, in each case, as required by applicable Law from time to time in effect or by the terms of any Company Plan;

5.1.14        enter into any Contract with any Related Party;

5.1.15        make, change or revoke any election concerning Taxes or Tax Returns, file any amended Tax Return or any Tax Return inconsistent with past practice, enter into any closing or similar agreement with any Taxing Authority with respect Taxes, settle any Tax claim or assessment or surrender any right to claim a refund of Taxes, request any Tax ruling, or agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of Taxes (other than as a result of a valid extension of time to file a Tax Return), in each case, to the extent relating to income (or similar) Tax or otherwise concerning a material amount of Taxes or material Tax Returns, as the case may be;

5.1.16        make any changes in financial or income or other material Tax accounting methods, principles or practices (or change an annual accounting period), except as required by applicable Law;

5.1.17        amend any Company Organizational Documents or Organizational Documents of any of its Subsidiaries (including  by merger, consolidation, reorganization or otherwise);

5.1.18        adopt a plan or Contract for, or carry out, any complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization, other than as required by the provisions of the Transaction Agreements;

5.1.19        initiate, settle, agree to settle, waive or compromise any material Action (or a similar action by or before an independent third party accreditation agency) by or against the Company or its Subsidiaries, other than settlements of any such Action (or such similar action by or before an independent third party accreditation agency) solely for money damages full paid prior to the Closing or that will not impose restrictions or obligations on the business of the Company and its Subsidiaries following the Closing;

5.1.20        grant or agree to grant any license to any of the Company’s or any of its Subsidiaries’ Intellectual Property Rights other than a non-exclusive licenses in the Ordinary Course of Business; or

5.1.21        agree to take any of the foregoing actions specified in this Section 5.1.

Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, rights to control any operations of the Company or any of its Subsidiaries prior to the Effective Time.

Section 5.2.     Joinder Agreements

.  The Company shall use commercially reasonable efforts to have each Stockholder who has not executed and delivered to Parent a Joinder Agreement prior to the date hereof execute a Joinder Agreement prior to the Effective Time and shall provide copies of the executed Joinder Agreements to Parent promptly upon receipt.

Section 5.3.     Efforts to Consummate

5.3.1          Actions Required to Consummate Transactions.  Subject to the terms and conditions of this Agreement and except as otherwise provided in the Agreement, from the date hereof until the Closing Date or such earlier date if this Agreement is terminated pursuant to Article VII, (a) Parent shall (and shall cause its Affiliates to) obtain all approvals, consents, registrations, Permits, authorizations and other confirmations from any Antitrust Authority necessary to consummate the Transactions (including the Merger) (provided that the Company shall reasonably cooperate with Parent in obtaining such approvals, consents, registrations, Permits, authorizations and other confirmations, including by making any filings which are required to be made by the Company in order to obtain such approvals, consents, registrations, Permits, authorizations or other confirmations), (b) each Party (other than the Holders’ Representative) shall (and shall cause its Affiliates to) use reasonable best efforts to obtain all approvals, consents, authorizations and other confirmations from any Governmental Authority (other than an Antitrust Authority) necessary to consummate the Transactions (including the Merger), (c) each Party shall (and shall cause its Affiliates to) use reasonable best efforts to obtain all approvals, consents, authorizations and other confirmations from any third party (other than a Governmental Authority, including an Antitrust Authority) necessary to consummate the Transactions (including the Merger) and (d) each Party shall (and shall cause its Affiliates to) use its reasonable best efforts to cooperate with each other to promptly take, or cause to be taken, all actions and do, or cause to be done, all things, necessary, proper or advisable (other than any actions specifically governed by the preceding clauses (a), (b) and (c)) to cause the conditions to closing of the Parties hereunder to be satisfied and to consummate and make effective the Transactions (including the Merger), in each case of this Section 5.3.1, as expeditiously as practicable.  Notwithstanding the foregoing, Parent shall not, in order to comply with its obligations contained in this Section 5.3.1, have any obligation to take, or cause to be taken, any actions or do, or cause to be done, any things to resolve or cure any breach of, or non-compliance with, any representation or warranty contained in Section 3.8 by the Company that may prevent obtaining any approvals, consents, registrations, Permits, authorizations and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the Transactions.

5.3.2          Regulatory Filings.  In furtherance and not in limitation of the covenants of the Parties contained in this Section 5.3, each of the Parties (other than the Holders’ Representative) shall (a) as promptly as practicable (but not later than five (5) days after the date hereof) make and effect all required filings and submissions under the HSR Act, (b) as promptly as practicable (but not later than five (5) Business Days after the date hereof) make and effect all required filings and submissions, if any, required under the Antitrust Laws set forth on Section 5.3.2 of the Disclosure Schedule and (c) as promptly as practicable provide all information requested by any Governmental Authority under applicable Law in connection with the Transactions.  Each of the Parties shall, subject to applicable Laws, promptly notify the other Parties of any communication it or any of its Affiliates receives from any Governmental Authority relating to the Transactions (including the Merger) and shall, subject to applicable Laws, permit the other Parties to review in advance any proposed communication by such Party to any Governmental Authority with respect to such matters and consider in good faith any comments promptly received from the other Parties with respect thereto.  No Party shall agree to participate in any meeting, discussion or call with any Governmental Authority in respect of any filing, investigation or other inquiry relating to the Transactions (including the Merger) unless it consults with the other Parties in advance and to the extent permitted by such Governmental Authority, gives the other Parties the opportunity to attend and participate in such meeting, discussion or call.  Subject to applicable Laws, the Parties shall coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other Parties reasonably request in connection with the foregoing.  Subject to applicable Laws, the Parties shall promptly provide each other with copies of all correspondence, filings or communications between them or any of their authorized Representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to the Transactions (including the Merger).  Notwithstanding anything in this Section 5.3.2 to the contrary, each Party may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other Parties under this Section 5.3.2 as “outside counsel only” and may redact materials as necessary to (i) remove references concerning valuation, (ii) comply with contractual arrangements or (iii) address legal privilege or other confidentiality concerns.  All filing fees payable in connection with the notifications, filings, registrations, submissions or other materials contemplated by this Section 5.3.2 shall be paid entirely by Parent.

5.3.3          Notwithstanding anything in this Section 5.3 to the contrary, Parent shall direct and control the strategy of the Parties to obtain all approvals, consents, registrations, Permits, authorizations and other confirmations from any Governmental Authority.  Notwithstanding anything herein to the contrary, and in furtherance of and not in limitation of Parent’s undertaking pursuant to this Section 5.3, Parent agrees to take any and all steps necessary to eliminate each and every impediment under any Antitrust Law that is asserted by any Antitrust Authority so as to enable the Parties hereto to consummate and make effective the Transactions (including the Merger) prior to the Outside Date, including but not limited to negotiating, committing to and effecting by consent decree, hold separate orders, or otherwise, the sale, license, lease, divesture or any other disposition of any of Parent or any of its Affiliates’ assets, product lines, properties or businesses or of the Company or any of its Affiliates’ assets, product lines, properties or businesses to be acquired by Parent pursuant hereto, and the entrance into any such other arrangements (each such action a “Divestiture Action”), to ensure that no Antitrust Authority enters any order, decision, judgment, decree, ruling or injunction (preliminary or permanent), or establishes any law, rule, regulation or other action preliminarily or permanently restraining, enjoining or prohibiting the consummation of the Transactions (including the Merger), or to ensure that no Antitrust Authority with the authority to clear, authorize or otherwise approve the consummation of the Transactions (including the Merger) under any Antitrust Laws, and whose approval or authorization is necessary, proper or advisable to consummate the Transactions (including the Merger), fails to do so by the Outside Date.  The Company shall not, nor shall it cause or permit any of its Subsidiaries to, without Parent’s prior written consent, commit to any Divestiture Action.  Notwithstanding the foregoing, at the discretion of Parent, any Divestiture Action may be conditioned upon the consummation of the Transactions.

5.3.4          Contractual Consents.  The Company and Parent shall use, and shall cause their respective Subsidiaries to use, commercially reasonable efforts to obtain all necessary consents, waivers and approvals of any parties to any Material Contracts as are required thereunder in connection with the Merger or for any such Material Contracts to remain in full force and effect, so as to preserve all material rights of and material benefits to, the Company and its Subsidiaries under such Material Contract from and after the Effective Time; provided that nothing in this

Section 5.3.4 shall obligate or be construed to obligate the Company or its Subsidiaries to make or cause to be made any payment or concession to any third party to obtain any such consent; provided,  further, that the obtaining of any such consents shall not be deemed to be a condition to the obligations of the Parties to consummate the Transactions.  Such consents, waivers and approvals shall be in a form reasonably acceptable to Parent.

Section 5.4.     Public Announcements

.  No public announcement or public disclosure will be made by any Party with respect to the subject matter of this Agreement or the Transactions without the prior written consent of the non-disclosing Parties; provided,  however, notwithstanding anything to the contrary herein, the provisions of this Section 5.4 and Section 5.6 will not prohibit (a) any disclosure required by any applicable Law (in which case the disclosing Party will provide the other Parties with the opportunity to review the information to be disclosed in advance of such disclosure), or (b) any disclosure made in connection with the enforcement of any right or remedy relating to this Agreement or the Transactions.

Section 5.5.     Access to Information

5.5.1          Access.  (a) Subject to the Confidentiality Agreement and the requirements of applicable Law, the Company shall afford to Parent and Parent’s Representatives, and Representatives of the issuer of the R&W Insurance Policy, from time to time prior to the earlier of (i) the Effective Time or (ii) the termination of the Agreement pursuant to Section 7.1, reasonable access, during normal business hours upon reasonable advance notice, to (a) all of the Company’s and its Subsidiaries’ Premises, books and records (in each case, whether in physical or electronic form) (b) the appropriate Representatives of the Company and (c) all other information and documents concerning its business, financial condition and operations, properties and personnel as Parent may reasonably request and Parent shall be allowed to make copies of such information and documents; provided,  however, that any such access or furnishing of information shall be conducted at Parent’s expense, under the supervision of the Company’s personnel and in such a manner as not to interfere with the normal operations of the Company and its Subsidiaries.  Notwithstanding anything to the contrary in this Agreement, nothing shall require the Company to provide Parent or its Representatives, or any Representatives of the issuer of the R&W Insurance Policy, with any access or information that the Company reasonably believes, would (x) compromise or constitute a waiver of any attorney-client or attorney work product privilege or other legal privilege of the Company or its Affiliates, or (y) contravene any applicable Law, fiduciary duty or Contract of the Company or its Subsidiaries; and provided, further, that the Company shall notify Parent when information and/or records are being withheld because of such a restriction.

(b)        From and after the Closing, Parent will, and will cause the Surviving Corporation and its Subsidiaries to, provide the Holders’ Representative and its agents (at the expense of the Holders) with reasonable access (for the purpose of examining and copying), during normal business hours, upon reasonable advance notice, under the supervision of Parent’s personnel and in such a manner as not to interfere with the normal operations of the Surviving

Corporation and its Subsidiaries to the books and records of the Surviving Corporation and its Subsidiaries with respect to periods or occurrences prior to the Closing Date and reasonable access, during normal business hours, upon reasonable advance notice, under the supervision of Parent’s personnel and in such a manner as not to interfere with the normal operations of the Surviving Corporation and its Subsidiaries to employees of each of Parent, the Surviving Corporation, and each of their respective Affiliates, in each case for purposes of complying with any applicable tax, financial reporting or regulatory requirements or any other reasonable business purpose.  Unless otherwise consented to in writing by the Holders’ Representative, neither Parent nor the Surviving Corporation will, for a period of seven (7) years following the Closing Date, destroy, alter or otherwise dispose of any of the books and records of the Company or its Subsidiaries for any period prior to the Closing Date without first offering to surrender to the Holders’ Representative such books and records or any portion thereof which Parent, the Surviving Corporation or any of their respective Subsidiaries may intend to destroy, alter or dispose of.  Notwithstanding anything to the contrary in this Agreement, nothing in this Section 5.5.1(b) shall require Parent, the Surviving Corporation or any of their Subsidiaries to provide any such access or furnish any such information that it reasonably believes would (a) violate any applicable Law, (b) compromise or constitute a waiver of any attorney-client or other privilege of Parent, the Surviving Corporation or any of their Subsidiaries or Affiliates or (b) violate any covenant, agreement or obligation of the Surviving Corporation or any Company Subsidiary under a contract; provided,  however, that if Parent, the Surviving Corporation or any of their Subsidiaries are so restricted, they shall promptly notify the Holders’ Representative that information or records are being withheld and provide the Holders’ Representative with as much information as reasonably possible with respect to such information or records.

5.5.2          Updated Financials.  Promptly, but in no event later than ten (10) Business Days after the end of each month from the date hereof until the Closing Date, the Company shall provide Parent with a copy of the true and correct unaudited balance consolidated sheets and related statements of income and cash flows of the Company and its Subsidiaries as of and for the period ended the most-recent month-end prepared using the books and records of the Company and its Subsidiaries and in accordance with GAAP consistently applied, together with a copy of the standard monthly reporting package provided to the Company’s management.

Section 5.6.     Confidentiality

5.6.1          Holders’ Representative shall, and shall use its commercially reasonable efforts to cause its Affiliates and their respective Representatives to, keep confidential all documents and information involving or relating to the Company, its Subsidiaries and their respective businesses that Holders’ Representative receives in such capacity (the “Confidential Information”), unless (a) compelled to disclose such Confidential Information by competent judicial process so long as reasonable prior notice of such disclosure is given to Parent and the Company and a reasonable opportunity is afforded Parent and the Company to contest the same, or (b) disclosed in an Action brought by a Party in pursuit of its rights or in the exercise of its remedies hereby (clauses (a) and (b) together, the “Confidential Information Exceptions”).  Confidential Information does not include any document or information which (i) is or becomes generally available to the public other than as a result of a disclosure in violation of this Section 5.6 by the receiving party or its Representatives, (ii) was available to the receiving party on a non-confidential basis prior to its disclosure hereunder, (iii) becomes available to the receiving party on a non-confidential basis from a person not known by the receiving party to be under an obligation not to transmit the information to the receiving party or (iv) is independently developed by the receiving party without reference to any of the Confidential Information.  The provisions of this Section 5.6 shall survive the Closing Date indefinitely.  Notwithstanding anything in this Agreement to the contrary, following the Closing, the Holders’ Representative shall be permitted to disclose information to employees, advisors, agents or consultants of the Holders’ Representative and to the Holders in connection with the Holders' Representative's duties in connection with this Agreement, in each case who have a need to know such information, provided that such persons are subject to confidentiality obligations with respect thereto (substantially similar as set forth herein).

5.6.2          Parent acknowledges and agrees that any Confidential Information made available to Parent or its Representatives pursuant to Section 5.5 or otherwise by the Company or its Subsidiaries or any of their respective Representatives shall be subject to the terms and conditions of the Confidentiality Agreement.

Section 5.7.     Notification of Certain Matters

.  Prior to the Closing, each party shall provide prompt written notice to the other parties upon becoming aware (a) of any written notice or other written communication from any Governmental Authority in connection with the Transactions (including the Merger), or (b) of the commencement or written threat of commencement of any Action by a Governmental Authority regarding the Transactions (including the Merger); provided,  however, that neither the delivery of any notice pursuant to this Section 5.7 nor obtaining any information or knowledge in any investigation pursuant to Section 5.5 or otherwise shall (i) cure any breach of, or non-compliance with, any representation or warranty requiring disclosure of such matter, or any breach of any other provision of this Agreement, (ii) amend or supplement any scheduled disclosure made by the Company in Article III or (iii) limit the remedies available to Parent, including remedies pursuant to Article  II,  Article  VI,  Article VII or Article IX.  Notwithstanding anything to the contrary herein, a party’s good faith failure to comply with this Section 5.7 shall not provide any other party the right not to effect the Transactions, except to the extent that any other provision of this Agreement would independently provide such right.

Section 5.8.     Taxes

5.8.1          Transfer Taxes.  Parent, on the one hand, and the Holder Indemnifying Persons (severally and not jointly in accordance with such Holder’s Indemnification Sharing Percentage), on the other hand, shall each be liable for fifty percent (50%) of any real property transfer or gains tax, stamp tax, stock transfer tax or other similar Tax imposed as a result of the Merger (collectively, the “Transfer Taxes”), and any penalties or interest with respect to the Transfer Taxes.  The Parties shall cooperate in filing all necessary Tax Returns and other documentation with respect to the Transfer Taxes.  For the avoidance of doubt, Transfer Taxes shall not include Non-Resident Capital Gains Taxes.

5.8.2          Straddle Period.  To the extent permitted under applicable Law, the Parties shall endeavor to end all taxable periods of the Company and its Subsidiaries relating to income and similar Taxes on the Closing Date.  In the event that any taxable period of the Company or any of its Subsidiaries commences on or before, but ends after, the Closing Date (such period, a “Straddle Period”), the amount of Taxes allocable to the portion of the Straddle Period ending on the Closing Date shall be determined as follows:  (a) in the case of Taxes imposed on a periodic basis (such as real or personal property Taxes), the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period) multiplied by a fraction, the numerator of which is the number of calendar days in the Straddle Period ending on, and including, the Closing Date and the denominator of which is the number of calendar days in the entire relevant Straddle Period and (b) in the case of Taxes not described in clause (a) above (such as franchise Taxes, Taxes that are based upon or related to income or receipts, based upon occupancy or imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible)), subject to Section 5.8.4(d), the amount of any such Taxes shall be determined as if such taxable period ended as of the close of business on the Closing Date.

5.8.3          Cooperation.  Following the Closing Date, Parent, the Surviving Corporation and the Holders’ Representative shall, as reasonably requested by any Party:  (a) assist any other Party hereto in preparing and filing any Tax Returns relating to the Company and any of its Subsidiaries that such other Party is responsible for preparing and filing, (b) cooperate in preparing for any Tax contest, Tax audit of or dispute with any Taxing Authority regarding and any judicial or administrative proceeding relating to liability for Taxes, in the preparation or conduct of litigation or investigation of claims and in connection with the preparation of financial statements or other documents to be filed with any Taxing Authority, in each case with respect to the Company or any of its Subsidiaries, (c) make available to the other Parties and to any Taxing Authority as reasonably requested all information, records and documents relating to Taxes relating to the Company and its Subsidiaries (at the cost and expense of the requesting Party), and (d) upon request from the other Party, use their commercially reasonable efforts to obtain any certificate or other document from any Taxing Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed with respect to the Merger.  Parent, its Affiliates and the Holders’ Representative shall make themselves (and their respective employees) reasonably available on a mutually convenient basis to provide explanations of any documents or information made available under this Section 5.8.3.  Notwithstanding anything to the contrary in this Agreement, Parent shall retain, and shall cause its Affiliates to retain, all Tax Returns, work papers and all material records or other documents in its possession (or in the possession of its Affiliates) relating to Tax matters of the Company or any of its Subsidiaries for all Pre‑Closing Tax Periods and Straddle Periods until the later of (i) the expiration of the statute of limitations of the taxable periods to which such Tax Returns and other documents relate, without regard to extensions and (ii) six (6) years following the due date (without extension) for such Tax Returns.  After such time, before Parent shall dispose of any such documents in its possession (or in the possession of its Affiliates), the Holders’ Representative shall be given an opportunity, after ninety (90) days prior written notice, to remove and retain all or any part of such documents as Holders’ Representative may select (at Holders’ sole expense).  For the avoidance of doubt, and notwithstanding any other provision in his Agreement, nothing in this Agreement shall be construed as requiring Parent or any Affiliate thereof to disclose any Tax Return or any other materials relating to a Tax matter that is not applicable solely to the Company and/or its Subsidiaries.

5.8.4          Tax Returns & Public Notice 7 Submission.

(a)        Parent shall prepare and timely file (or cause the Company and its Subsidiaries to prepare and timely file) all Tax Returns (taking into account any extension of time to file such Tax Returns)) that relate to the Company and its Subsidiaries that are filed after the Closing Date (excluding the Public Notice 7 Submission made by the Company pursuant to Section 5.8.4(b)); provided, that with respect to any Tax Return prepared by Parent pursuant to this Section 5.8.4(a) relates to a Pre-Closing Tax Period or a Straddle Period, (i) such Tax Return shall be prepared in a manner consistent with past practice of the Company and its Subsidiaries, unless a different treatment of any item is required by applicable Law, (ii) (A) in the case of any Tax Return that relates to Income Taxes (an “Income Tax Return”), Parent shall provide Holders’ Representative and its authorized representatives with a draft copy of such Income Tax Return at least thirty-five (35) days prior to the due date (including any extension thereof) for the filing of such Income Tax Return and (B) in the case of any Tax Return that is not an Income Tax Return, Parent shall provide Holders’ Representative and its authorized representatives with a draft copy of such Income Tax Return at least twenty (20) days prior to the due date (including any extension thereof) for the filing of such Tax Return, (iii) Holders’ Representative shall be deemed to accept and agree with such draft Tax Return unless Holders’ Representative delivers a written notice within (A) twenty (20) days (in the case of an Income Tax Return) or (B) ten (10) days (in the case of a Tax Return other than an Income Tax Return), in each case, setting forth in reasonable detail any disputed items with respect thereof, (iv) the Parties shall negotiate in good faith and try to promptly resolve any disputes raised by Holders’ Representative in compliance with the provisions of clause (iii); provided that if the Parties are unable to resolve in good faith any disputes within five (5) days, any remaining disputes shall be submitted to a tax partner at the Reviewing Party for prompt resolution and the principles of Section 2.15.2 shall apply with respect thereof.  If the Reviewing Party is unable to make a determination with respect to any disputed item prior to the due date for the filing of the Tax Return in question, then (x) the Parent may file (or cause the Company to file) such Tax Return in accordance with the Parents reasonable position with respect to such disputed items as reflected in the draft Tax Return provided to the Holders’ Representative, and (y) if the Reviewing Party subsequently determines that such Tax Return should be amended, Parent shall file (or cause the Company to file) an amended Tax Return reflecting the determination of the Reviewing Party.

(b)        No later than twenty (20) days following the execution of this Agreement, the Company shall deliver to Parent a draft of the proposed submission in compliance with Section 9 of Public Notice 7, a report of the Transaction to the applicable PRC Taxing Authorities (including all information required by Section 9 of Public Notice 7) (the “Public Notice 7 Submission”).  The Company shall consider in good faith any reasonable comments provided by Parent no later than six (6) days following receipt by Parent of the draft Public Notice 7 Submission.  The Company shall submit the Public Notice 7 Submission (incorporating such reasonable comments made by Parent for which the Company decides to incorporate into the Public Notice 7 Submission after considering any such comments in good faith) to the PRC Taxing Authorities (including all information required by Section 9 identifying Company, Parent and Holders’ Representative as interested parties with respect thereto).

(c)        With respect to a Tax that was reflected as a current liability in the final calculation of Closing Net Working Capital: (i) if, at the time the annual Tax Return for the applicable Tax period is filed in accordance with the provisions of Section 5.8.4, such Tax is determined to be below the amount attributed to such Tax in the final calculation of Closing Net Working Capital, Parent shall remit the net amount of such excess in accordance with the provisions of clause (iii) below, (ii) if, pursuant to a Contest governed by Section 5.8.6, it is finally concluded that amount of Tax attributed to a Liability for Tax reflected in the final calculation of Closing Net Working Capital (as adjusted for any decrease in the amount of such Taxes that resulted in any excess payment by Parent pursuant to the provisions of clause (i) above) is lower than the amount of such Tax as was reflected in the annual Tax Return for the applicable Tax Period that was filed in accordance with the provisions of Section 5.8.4, Parent shall remit the net amount of such excess in accordance with the provisions of clause (iii) below; and (iii) Parent shall remit the net amount of such excess described in clause (i) or (ii) above within five (5) days after a Tax Return referred to in clause (ii) above was filed or a Tax Contest referred to in clause (ii) above was finally concluded, as the case may be, to the Payments Administrator and the Surviving Corporation, as applicable, and shall be available for distribution to the Holders based on their respective Further Distributions Per Share in accordance with this Agreement, provided that prior to the release of all General Tax Escrow Funds pursuant to Section 8.3.7(c), such excess shall not be remitted to the Payments Administrator or the Surviving Corporation but to the Escrow Agent and shall be treated as an additional General Tax Escrow Amount subject to the provisions of Section 8.3.7(c).  For the avoidance of doubt, any Tax with respect to which Parent remitted amounts in accordance with the provisions of clause (iii) above shall be treated as Covered Taxes for which the Holder Indemnifying Parties are responsible under Section 8.2.1(a)(iii)(A).

(d)        In preparing all Tax Returns, the Parties agree that, to the maximum extent permitted by applicable Law, all deductions arising as a result of the payment, accrual or incurrence of (i) any item reflected as a Liability in the final calculation of Company Transaction Expenses or (ii) the cancellation of Company Options pursuant to Section 2.7.4 shall, in each case, be allocable to the Pre-Closing Tax Period.

5.8.5          Refunds.  To the extent not reflected as current Tax asset in the final calculation of Closing Net Working Capital, any refund (or credit or offset that, at a taxpayer’s option, is elected in lieu of a cash refund), including any interest paid or credited by a Taxing Authority with respect thereto, of Taxes of the Company or any of its Subsidiaries for any Tax period ending on or before the Closing Date, excluding any Tax refund (or credit or offset that, at a taxpayer’s option, is elected in lieu of a cash refund) attributable to (i) a carry back or other use of any item of loss, deduction, credit, offset or other similar item arising in any Tax period (or a portion thereof) commencing after the Closing Date, and (ii) any Non-Resident Capital Gains Tax (but only to the extent paid by Parent or its Affiliates and not from the Special Tax Escrow), shall be for the benefit of the Holders.  Parent shall pay the net amount of such Tax refunds (or credit or offset that, at a taxpayer’s option, is elected in lieu of a cash refund), net of any Taxes imposed thereon and other reasonable out-of-pocket expenses incurred with respect thereto, over to the Payments Administrator and the Surviving Corporation, as applicable, no more than five (5) Business Days following receipt of such Tax refund (or credit or offset that, at a taxpayer’s option, is elected in lieu of a cash refund), which refund amount shall be available for distribution to the Holders based on their respective Further Distributions Per Share in accordance with this Agreement.  Following a reasonable written request by Holders’ Representative and at the

Holders’ sole expense, Parent shall cause its Affiliate(s) to use commercially reasonable efforts to obtain such Tax refund (or credit or offset that, at a taxpayer’s option, is elected in lieu of a cash refund) to which the Holder Indemnifying Persons are entitled under this Section 5.8.5.  Notwithstanding anything in this Agreement to the contrary, in the event that any such refund of Taxes (or credit or offset that, at a taxpayer’s option, is elected in lieu of a cash refund) is subsequently determined by any Taxing Authority to be less than the amount paid by Parent as set forth above, such disallowed or otherwise reduced amount shall be treated as a Covered Tax for which the Holder Indemnifying Parties are responsible under Section 8.2.1(a)(iii)(A).

5.8.6          Contests.

(a)        After the Closing, Parent shall, and shall cause its Affiliates to, promptly notify Holders’ Representative in writing and the Equityholders shall or shall cause Holders’ Representative to promptly notify Parent in writing, as the case may be, regarding (i) the proposed assessment or the commencement of any Tax audit or administrative or judicial proceeding or of any demand or claim with respect to any Covered Taxes, Non-Resident Capital Gains Taxes or any Covered Withholding Taxes, which, if determined adversely to the taxpayer or after the lapse of time, could be grounds for indemnification under Section 8.2.1(a)(iii) or Section 8.2.1(b)(iii) and (ii) any communications from the PRC Taxing Authorities relating to the Public Notice 7 Submission, provided, however, that no delay on the part of either party in giving any such notice shall relieve an Indemnifying Person of any indemnification obligations unless, and only to the extent that, such Indemnifying Person is actually prejudiced by such delay.  Such notice shall include copies of any notice or other document received from any Taxing Authority in respect of any such matter.

(b)        In the case of any audit, examination, contest, litigation, appeal, settlement discussion or other proceeding against any Taxing Authority (a “Contest”) that relates to either the Taxes of the Company or any of its Subsidiaries solely for any Tax period ending on or before the Closing Date or any Covered Withholding Taxes, which, if determined adversely to the taxpayer or after the lapse of time, could be grounds for indemnification under Section 8.2.1(b)(iii) (excluding, for the avoidance of doubt with respect to Non-Resident Capital Gains Taxes and any discussions with the PRC Taxing Authorities with respect to the Public Notice 7 Submission), Holders’ Representative shall have the right, at the Holders’ sole cost and expense, to assume the control the conduct of such Contest by delivering a written notice to Parent no later than twenty (20) days after receipt of written notice regarding the commencement of such Contests, provided that (i) the Holders’ Representative shall diligently defend such Contest and shall keep Parent reasonably informed regarding the progress and substantive aspects of such Contest (including promptly forwarding copies to Parent of any related correspondence, and providing Parent with an opportunity to review and comment on any material correspondence before Holders’ Representative sends such correspondence to any Taxing Authority), (ii) Holders’ Representative consult with Parent in connection with the defense or prosecution of any such Contest, (iii) Parent shall have the right (at Parent’s cost and expense) to participate in (but not control) the defense of such Contest (including participating in any discussions with the applicable Taxing Authorities regarding such Contest), and (iv) Holders’ Representative shall not settle or compromise any such Contest without first obtaining the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed). If Holders’ Representative does not elect to control any such Contest, Parent shall, and shall cause its Affiliates (including the Company and its Subsidiaries) to (i) diligently defend the Company and its Subsidiaries in connection with such Contest, (ii) keep Holders’ Representative reasonably informed regarding the progress and substantive aspects of such Contest (including promptly forwarding copies to Holders’ Representative of any related correspondence, and providing Holders’ Representative with an opportunity to review and comment on any material correspondence before Parent sends such correspondence to any Taxing Authority), (iii) consult with Holders’ Representative in connection with the defense or prosecution of any such Contest, (iv) provide Holders’ Representative the right (at the Holders’ cost and expense) to participate in (but not control) the defense of such Contest (including participating in any discussions with the applicable Taxing Authorities regarding such Contest), and (v) not settle or compromise any such Contest without first obtaining the prior written consent of Holders’ Representative (not to be unreasonably withheld, conditioned or delayed) provided, that Parent agrees that it shall be unreasonable for Parent to object a settlement or a compromise of such Contest if such settlement or compromise will not increase the amount of Taxes payable by Parent or any of its Affiliates (including the Company or any of its Subsidiaries) in a Post-Closing Tax Period or impose any restrictions or limits on the activities of Parent or of any its Affiliates (including the Company or any of its Subsidiaries) in a Post-Closing Tax Period. For the avoidance of doubt, to the extent that it is ultimately determined that Covered Taxes or Covered Withholding Taxes are due in connection with any Contest that is controlled by Parent or any of its Affiliates pursuant to the immediately preceding sentence, any reasonable costs and out-of-pocket expenses incurred by Parent or any of its Affiliates (including the Company and its Subsidiaries) in connection with any such Contest shall constitute Losses caused by, as a result of or arising out of, Covered Taxes or Covered Withholding Taxes, as the case may be.

(c)        In the case of any Contest that relates to a Straddle Period,  Parent shall have the right, at its own cost and expense, to direct and control, through counsel of its own choosing, any such Contest; provided, (i) Parent shall keep Holders’ Representative reasonably informed regarding the progress and substantive aspects of such Contest (including promptly forwarding copies to Holders’ Representative of any related correspondence, and providing Holders’ Representative with an opportunity to review and comment on any material correspondence before Parent sends such correspondence to any Taxing Authority), (ii) Parent shall consult with Holders’ Representative in connection with the defense or prosecution of any such Contest, (iii) Holders’ Representative shall have the right (at the Holders’ cost and expense) to participate in (but not control) the defense of such Contest (including participating in any discussions with the applicable Taxing Authorities regarding such Contest), and (iv) Parent shall not settle or compromise any such Contest without first obtaining the prior written consent of Holders’ Representative (not to be unreasonably withheld, conditioned or delayed).

(d)        As long as the Special Tax Escrow Funds have not been substantially depleted or otherwise released (other than in the case of a Contingent Release but only to the extent Holders are still liable for the related Losses in accordance with the provisions of Section 8.2.4(d)(z)), Parent and Holders’ Representative shall jointly control (with each party bearing its respective cost and expense) any Contest that relates to Non-Resident Capital Gains Taxes (including any discussions with the PRC Taxing Authorities with respect to the Public Notice 7 Submission).  As part of such joint control, Parent and the Holders’ Representative shall (i) keep each other reasonably informed regarding the progress and substantive aspects of such Contest, (ii) promptly forwarding copies to each other of any related correspondence, (iii) provide each other with an opportunity to review and comment on any material correspondence before sending any correspondence to the PRC Taxing Authorities, (iv) consult with each other in connection with the defense or prosecution of any such Contest, (iii) allow each other to participate and jointly control in the defense of such Contest (including participating in any discussions with the PRC Taxing Authorities regarding such Contest), and (iv) shall not settle or compromise any such Contest without first obtaining the prior written consent of the other party (not to be unreasonably withheld, conditioned or delayed).  For the avoidance of doubt, Parent agrees that it shall be unreasonable for Parent to object a settlement or a compromise of such Contest that does not result in any other obligations or limitations on Parent, or any of its Affiliates, if the amount of Non-Resident Capital Gains Taxes that would be due by Parent or any of its Affiliates as a result settlement of comprise of any such Contest would not exceed the remaining Special Tax Escrow Funds.  Once the Special Tax Escrow Funds have been substantially depleted or otherwise released (other than in the case of a Contingent Release but only to the extent Holders are still liable for the related Losses in accordance with the provisions of Section 8.2.4(d)(z)), Parent shall have the sole right to control Contest that relates to Non-Resident Capital Gains Taxes to which Parent or any of its Affiliates is a party to.

(e)        Notwithstanding anything to the contrary in this Agreement, (i) this Section 5.8.6 shall control with respect to any Contest, and (ii) Parent shall have no obligation to disclose to Holders’ Representative any Tax information or allow Holders’ Representative to participate in any discussion relating to Tax, in each case to the extent attributable to an affiliated, consolidated, unitary, combined or similar group for Tax purposes of which the Company is a member following the Closing.

5.8.7          Tax Covenants.

(a)        Except in accordance with the provisions of Sections 5.8.4,  5.8.5 and 5.8.6, as applicable, Parent shall not (i) amend, refile or otherwise modify, or cause or permit the Company or any of its Subsidiaries to amend, refile or otherwise modify, any Tax election or Tax Return with respect to any Pre-Closing Tax Period or Straddle Period, (ii) file a Tax Return of the Company or any of its Subsidiaries for a Pre-Closing Tax Period or Straddle Period in a jurisdiction where the Company and/or its Subsidiary has not previously filed a Tax Return, (iii) grant an extension of any applicable statute of limitations with respect to a Tax Return of the Company or any of its Subsidiaries for a Pre-Closing Tax Period or Straddle Period (other than ordinary course extensions of time within which to file Tax Returns), or (iv) enter into any voluntary disclosure Tax program, agreement or arrangement with any Taxing Authority that relates to the Taxes of any of the Company or any of its Subsidiaries for a Pre-Closing Tax Period or Straddle Period.

(b)        Parent shall not make, and shall cause its Affiliates (including the Company and its Subsidiaries) to not make, any election with respect to any the Company and its Subsidiaries (including any election pursuant to Treasury Regulations Section 301.7701-3 or an election under Section 336 or Section 338 of the Code), which election would be effective on or prior to the Closing Date.

5.8.8          NOLs and Deferred Taxes.

(a)        If the NOL Value is less than the Deferred Taxes, the Parent shall be indemnified from and against such shortfall (the “NOL Shortfall”) and any Liabilities with respect thereof in accordance with the provisions of Section 8.2.1(a)(vii). For the avoidance of doubt, the determination of NOL Shortfall, Available NOLs and/or Deferred Taxes shall be updated, as needed, to take into account the filing of applicable Tax Returns, payment of applicable Taxes, and or the resolution or other settlement of any applicable audit, examination, contest, litigation, appeal, settlement discussion or other proceeding against any Taxing Authority. Parent shall deliver to Holders’ Representative a schedule setting forth in reasonable detail the calculation of the NOL Shortfall in conjunction with any claim for indemnification pursuant to Section 8.2.1(a)(vii).

(b)        For purposes of this Agreement:

(i)         “Available NOLs” means the excess, if any, of (A) the balance of net operating losses of the Company for U.S. federal and applicable state and local income tax purposes as of the end of the Closing Date (determined by taking into account any deductions or other tax attributes with respect to the payment of Company Transaction Expenses, the cancellation of Company Options pursuant to Section 2.7.4 and any other transaction contemplated by this Agreement and by allocating any such items, to the Pre-Closing Tax Period) over (B) the portion of any prepaid amount (1) received by the Company or any of its Subsidiaries prior to the Closing and (2) that is properly taken into account in the income of Parent or any of its Affiliates (including the Company and its Subsidiaries) in a Post-Closing Tax Period for U.S. federal and applicable state and local income tax purposes, but only to the extent that such prepaid amount  is taken into account in manner that results in an increase (or a lower reduction) to the Final Merger Consideration (taking into account (1) any Cash received with respect to any such prepaid amount that is reflected in the final calculation of Closing Cash and (2) any deferred revenue or customer deposits related to such prepaid amount that are reflected in the final calculation of Net Working Capital or Company Debt, as applicable).

(ii)       “Deferred Taxes” means any Tax liability of the Company and its Subsidiaries that is not fully paid as of the Closing arising under Section 965 of the Code (and any corresponding provision of State and local Tax law).

(iii)      “NOL Value” means the aggregate value of net cash Taxes saved by Parent and its Affiliates (including the Company and its Subsidiaries) as a result of the utilization of Available NOLs (determined on a with and without basis) in the three (3) tax years ending after the Closing Date; provided, that NOL Value shall be computed (A) by taking into account any limitations on the utilization of Available NOLs under Section 382 of the Code (or any corresponding provisions of applicable state and local Tax Law) or otherwise under applicable Tax Law and (B) by disregarding the utilization of any Available NOLs to the extent that the utilization of any such Available NOLs gives rise to a refund (or credit or offset that, at a taxpayer’s option, is elected in lieu of a cash refund) that is for the benefit of the Holders pursuant to Section 5.8.5.

Section 5.9.     Officers and Directors Insurance

5.9.1          The Parties agree that, to the maximum extent permitted by applicable Law, all rights to indemnification, advancement of expenses and exculpation from liability for acts or omissions occurring in connection with or prior to the Closing now existing in favor of each Person who is now, or has been at any time prior to the date hereof or who becomes prior to the Closing, a manager, director or officer of the Company or any of its Subsidiaries (“D&O Indemnified Persons”), including as provided in the Company Organizational Documents the Organizational Documents of each of its Subsidiaries, or any Contract between the Company or any of its Subsidiaries and any D&O Indemnified Person, will survive the Closing and will continue in full force and effect in accordance with their respective terms for a period of not less than six (6) years after the Closing Date (or, in the case of any Contract, in accordance with its terms), and will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any D&O Indemnified Person.

5.9.2          Prior to the Closing Date, the Company and its Subsidiaries shall obtain a prepaid extended reporting period or tail policy insuring the D&O Indemnified Persons under the current program of directors’ and officers’ liability insurance or employment practices liability insurance maintained by the Company or any of its Subsidiaries which shall be effective commencing with the Closing Date and ending six (6) years thereafter and which shall afford coverage for actual or alleged acts or omissions occurring at, during or prior to the Closing Date including with respect to the Transactions (including the Merger), in each case, on terms with respect to such coverage and amounts at least as favorable to such Persons as those of such policies in effect on the date hereof (for purposes hereof, all such policies, the “D&O Tail Insurance”).  The Company and Parent shall bear the cost of such insurance coverage equally.  Parent shall not, and, following the Closing, shall not allow the Surviving Corporation or any of its Subsidiaries to, amend, waive, modify or terminate the D&O Tail Insurance.

5.9.3          If the Surviving Corporation or any of its Subsidiaries (or any of their respective successors or assigns) transfers all or substantially all of its equity interests, properties or assets to any Person, through any single transaction or combination of transactions of any kind, then, and in each such case, Parent will cause proper provision to be made so that such Person fully assumes the obligations set forth in this Section 5.9.

5.9.4          This Section 5.9 shall be for the benefit of, and shall be enforceable by, any D&O Indemnified Person, and in each case, their respective successors, assigns, heirs, executors, administrators and estates, and such Persons shall be express third-party beneficiaries of this Section 5.9 but only for such purposes.

Section 5.10.   Employee Matters

5.10.1        Continuation Period.  During the one (1) year period commencing at the Effective Time (the “Continuation Period”), Parent shall provide (or shall cause to be provided) to each Current Employee who remains employed during any portion of the Continuation Period

(each, a “Continuing Employee”) (a) a base salary or wage rate that is no less favorable than the base salary or wage rate provided to such Continuing Employee immediately prior to the Effective Time, (b) target-level cash incentive compensation opportunities that are no less favorable than the target-level cash incentive compensation opportunities provided to such Continuing Employee immediately prior to the Effective Time, provided, however, that (x) the Continuing Employees who have executed Offer Letters will continue to participate in the Company’s current applicable annual incentive plan through the remainder of the current performance period of such plan and thereafter participate in the Parent’s incentive compensation plan on a pro-rata basis based on the period of their participation in the Parent’s incentive compensation plan, and (y) the Continuing Employees who have not executed Offer Letters will continue to participate in the Company’s applicable annual incentive plan for the 2018 and 2019 performance periods of such plan and thereafter participate in the Parent’s incentive compensation plan on a pro-rata basis based on the period of their participation in the Parent’s incentive compensation plan, (c) severance benefits in amounts and on terms and conditions that are no less favorable than those provided to such Continuing Employee immediately prior to the Effective Time, and (d) other compensation and employee benefits (other than equity based compensation or benefits) that are no less favorable in the aggregate than all other compensation and employee benefits provided to such Continuing Employee immediately prior to the Effective Time.  Nothing in this Section 5.10.1 will obligate Parent or any Affiliate thereof to continue the employment of any Company Employee for any specific period after the Effective Time.

5.10.2        Recognition of Service.  With respect to any employee benefit plan in which any Continuing Employee first becomes eligible to participate on or after the Effective Time (the “New Plans”), Parent shall make commercially reasonable efforts to:  (a) waive or cause to be waived all waiting periods or pre-existing condition or other exclusions with respect to participation and coverage requirements applicable to such Continuing Employee under any New Plan that is a health and welfare plan; (b) recognize or cause to be recognized service of all Continuing Employees (to the extent credited by the Company or its Subsidiaries) accrued prior to the Effective Time for all purposes (other than for the purposes of defined benefit accrual under any defined benefit pension plan, and except as would result in the duplication of benefits for any period); and (c) credit or cause to be credited, if applicable, including through adjustments to health savings accounts, any deductibles or out of pocket expenses incurred by such Continuing Employee and his or her beneficiaries during the portion of the calendar year in which the Effective Time occurs prior to their participation in the New Plans, with the objective that there be no double-counting of such deductibles or other expenses during the calendar year in which the Effective Time occurs.

5.10.3        Change in Control.  For avoidance of doubt, for purposes of any Company Plan containing a definition of “change in control” or “change of control” (or language having a similar meaning), the occurrence of the Effective Time shall be deemed to constitute a “change in control” or “change of control” (or language having similar meaning).

5.10.4        Company Plans.  At the direction of Parent, which shall be given no later than five (5) Business Days prior to the Closing, the Company shall cease contributions to and/or terminate one of more of the Company Plans effective immediately prior to the Closing, including any Company Plan intended to be qualified under Section 401(a) of the Code; provided, however, that any such cessation or termination may only be undertaken (a) in accordance with the governing documents and Contracts for the Company Plans (including through plan amendment) and (b) if such cessation or termination conforms with applicable Laws.  If the Company is required to terminate any Company Plan pursuant to this Section 5.10.4, the Company shall provide Parent with evidence of all actions to effect such termination for its reasonable review at least three (3) Business Days before such actions are adopted.

5.10.5        No Third-Party Beneficiaries.  Nothing in this Section 5.10 shall give rise to any obligation by Parent to retain any Current Employee or to continue any Company Plan following the Closing Date.  This Section 5.10 is not intended to amend any benefit plans or arrangements of Parent or any of its Subsidiaries, to limit the ability of Parent or any of its Subsidiaries to amend, modify or terminate any of such benefit plans or arrangements or to confer third-party beneficiary rights on any Person who is not a Party to this Agreement.

Section 5.11.   Restrictive Covenant Agreements

.  The Company shall use commercially reasonable efforts to cause each of the Holders listed on Section 5.11 of the Disclosure Schedule (each, a “Restricted Person”) to execute and deliver to Parent a Restricted Covenant Agreement in substantially the form of Exhibit F (each a “Restricted Covenant Agreement”).

Section 5.12.   No Negotiations, Etc

.  The Company shall not, nor shall it cause or permit any of its Subsidiaries, and its and their Representatives to, directly or indirectly solicit, initiate, or enter into any discussions or negotiations or continue in any way any discussions or negotiations with any Person or group of Persons regarding any Competing Transaction (defined below).  The Company shall promptly but not later than twenty-four (24) hours of the occurrence of the relevant event notify Parent orally and in writing if any inquiries, proposals, or requests for information concerning a Competing Transaction are received by the Company or any of its Representatives.  The written notice shall include the identity of the Person making such inquiry, proposal, or request and the terms and conditions thereof as well as a copy of such inquiry proposal or request.  For purposes of this Section 5.12, “Competing Transaction” means a transaction or a series of related transactions (other than the Transactions, including the Merger) involving a sale (whether by merger or consolidation, the sale of a material portion of the equity interests in or assets of, or otherwise) of the Company and its Subsidiaries.

Section 5.13.   Termination of Arrangements and Agreements

.  Except for (a) any Offer Letters or Transaction Agreement, (b) any of the rights of any D&O Indemnified Person pursuant to Section 5.9, or (c) any rights related to the employment of an employee or services provided by an independent contractor that is an individual, at or prior to the Closing Date (x) all Liabilities between the Company or its Subsidiaries, on the one hand, and any Related Party, on the other hand, shall be settled and paid in full (regardless of the terms of payment of such intercompany accounts), and (y) following all settlements pursuant to (x) above, all Contracts between the Company or its Subsidiaries, on the one hand, and any Related Party, on the other hand, shall be terminated, including sending all required notices, such that each such Contract shall be of no further force of effect at and after the Effective Time, in each case, without any remaining Liability of any kind to Parent, the Company, the Surviving Corporation or any of their respective Subsidiaries as a result of or in connection with such termination.

Section 5.14.   Escrow Agreement

.  Immediately prior to the Closing, Parent, Holders’ Representative and the Escrow Agent shall enter into the Escrow Agreement.

Section 5.15.   Matters with Respect to Admera Health

5.15.1        Collection of Claim.  If, within twelve (12) months of the Closing, the claim described in Section 5.15.1 of the Disclosure Schedule or any portion thereof is paid to the Surviving Corporation, then such amount paid to the Surviving Corporation shall, subject to the terms of this Agreement, be distributed for the benefit of the Holders and the Surviving Corporation shall within thirty (30) days of the end of the Transition Period disburse to the Payments Administrator such amount; provided,  however, that any payments to be made with respect to In-the-Money Options shall be made in the manner specified in Section 2.9.5 and Section 2.12.1(b);  provided, further, that Parent, the Company and the Surviving Corporation shall be entitled to deduct against such amount any amounts due and payable by Admera Health or any of its Affiliates to Parent, the Surviving Corporation, or any of their respective Affiliates (including under the TSA).

5.15.2        Transition Services Agreement and Discontinuation of Certain Matters.  Prior to the Closing, the Company shall use commercially reasonable efforts to negotiate and execute a transition services agreement with Admera Health, in form and substance reasonably acceptable to Parent (the “TSA”), which provides that, as soon as practicable after the Closing Date but in any event not later than twelve (12) months thereafter (the “Transition Period”) (i) all services provided by the Company and its Subsidiaries to Admera Health and its Affiliates be discontinued, (ii) all access by Admera Health or its Affiliates to the NetSuite software used by the Company and its Subsidiaries (and any other related Company Technology) be discontinued, (iii) all data and information owned solely by Admera Health or any of its Affiliates be removed from such NetSuite software and related databases and from any other related Company Technology, and (iv) all tangible property and assets owned or leased by Admera Health or its Affiliates be removed from all facilities owned, leased or licensed to the Surviving Corporation or any of its Affiliates. In addition, the TSA shall provide the terms governing any service, access or co-location rights to be granted to Admera Health or any of its Affiliates during the Transition Period.

Section 5.16.   Matters with Respect to Financial Statements and Pro Forma Financial Information

.  As soon as reasonably practicable after the date of this Agreement, the Company shall prepare, pay for and deliver to Parent audited annual consolidated financial statements of the Company prepared in accordance with GAAP audited by an independent registered public accounting firm acceptable to Parent and unaudited interim consolidated financial statements of the Company prepared in accordance with GAAP reviewed by such independent registered public accounting firm, the notes thereto, audit report(s) of such independent registered public accounting firm for such annual consolidated financial statements and the consent of such independent registered public accounting firm, in each case, in form and substance reasonably acceptable to Parent, necessary for Parent to (i) file with a Current Report on Form 8-K as a result of the consummation of the Transactions contemplated by this Agreement and (ii) prepare the pro forma financial information required to be furnished by Parent with a Current Report on Form 8-K as a result of the consummation of the Transactions contemplated by this Agreement; and in connection herewith, the Company shall devote, as reasonably required, dedicated resources to expedite the completion and delivery of such financial statements and other deliverables, fully cooperate with Parent in connection therewith and otherwise do all things commercially reasonable to expedite the completion and delivery of such financial statements and other deliverables.

ARTICLE VI

CONDITIONS TO CLOSING

Section 6.1.     Conditions to Obligations of Parent and Merger Sub

.  The obligations of Parent and Merger Sub to effect the Transactions (including the Merger) are subject to the satisfaction (or written waiver, if permissible under applicable Law, by Parent, in its sole discretion) at or prior to the Closing of the following conditions:

6.1.1          Representations and Warranties.  (a) Each of the Fundamental Representations set forth in Sections 3.1.1,  3.2.1,  3.2.2,  3.2.3, and 3.21, the first sentence in Section 3.1.3(a), and the first and fourth sentences in Section 3.1.3(b) shall have been true and correct when made and shall be true and correct as of the earlier of the Bring-Down Alternative Date and the Closing Date (such earlier date, the “Actual Bring-Down Date”) with the same force and effect as if made on the Actual Bring-Down Date, and (b) each of the Fundamental Representations set forth in Sections 3.1.3(c),  3.3, the second sentence of Section 3.1.3(a), and the second, third, and fifth sentences of Section 3.1.3(b) and the second sentence of 3.1.3(d) shall have been true and correct in all material respects when made and shall be true and correct in all material respects as of the Actual Bring-Down Date with the same force and effect as if made on the Actual Bring-Down Date, (c) each of the Holder Fundamental Representations set forth in Sections 1(a), 1(b), 1(d)(i) and 1(g) of the Joinder Agreements shall have been true and correct when made and shall be true and correct as of the Actual Bring-Down Date with the same force and effect as if made on the Actual Bring-Down Date, (d) the representations set forth in Sections 1(c) of the Joinder

Agreements shall have been true and correct in all material respects when made and shall be true and correct in all material respects as of the Actual Bring-Down Date with the same force and effect as if made on the Actual Bring-Down Date, and (e) disregarding all materiality, Company Material Adverse Effect or similar materiality qualifications, each of the other representations and warranties set forth in Article III and each of the other representations and warranties of the Holders set forth in the Joinder Agreements shall have been true and correct when made and shall be true and correct as of the Actual Bring-Down Date with the same force and effect as if made at and as of the Actual Bring-Down Date, except, in the case of this clause (e), where the failure of such representations and warranties to be true and correct would not have a Company Material Adverse Effect; provided, however, that (i) in the case of clauses (a), (b), (c), (d) and (e), any such representation or warranty expressly made as of a specified date shall only need to have been true and correct on and as of such date and (ii) if the representations and warranties set forth in Sections 1(a), 1(b), 1(d)(i) and 1(g) of any Joinder Agreement are not true and correct in all respects as of the Actual Bring-Down Date, the condition set forth in the foregoing clause (c) with respect to the representations and warranties contained in Sections 1(a), 1(b) and 1(g) of such Joinder Agreement(s) shall nonetheless be deemed satisfied if the representations and warranties set forth in Sections 1(a), 1(b), 1(d)(i) and 1(g) of Joinder Agreement delivered to Parent at or prior to the Actual Bring-Down Date by Holders of at least 95% of the Company Capital Stock shall have been true and correct when made and shall be true and correct as of the Actual Bring-Down Date with the same force and effect as if made on the Actual Bring-Down Date.

6.1.2          Performance of Obligations of Company.  The Company shall have performed in all material respects all covenants, agreements and obligations required to be performed by it under this Agreement at or prior to the Actual Bring-Down Date. In addition, in case the Closing is after the Bring-Down Alternative Date, (i) the Company shall have also performed in all material respects all covenants, agreements and obligations required to be performed by it pursuant to Section 5.1(a) at or prior to the Closing, and (ii) the Company shall have not committed a Willful Breach in any material respect of any of the covenants, agreements or obligations required to be performed by it pursuant to Section 5.1(b).

6.1.3          Offer Letters.  The Offer Letters from at least six (6) of the individuals listed on Annex I (one of whom must be Amy Liao) shall not have been terminated, amended or repudiated other than with the consent of Parent at any time at or prior to the Actual Bring-Down Date.

6.1.4          No Litigation.  No Action shall have been instituted or commenced by any Governmental Authority sitting in the United States of America, the Cayman Islands, China, the European Union (or any of its member states, including for this purpose, the United Kingdom) or Japan and remain pending at any time at or prior to the Actual Bring-Down Date that (a) would restrain, prevent, enjoin, prohibit or make illegal the Transactions (including the Merger), (b) would cause any of the Transactions (including the Merger) to be rescinded following the Closing Date or (c) would compel Parent or the Company to dispose of any portion of the Company’s or its Subsidiaries businesses or assets other than as a result of the an Order issues pursuant to Antitrust Laws.

6.1.5          Escrow Agreement.  The Escrow Agreement shall have been executed and delivered to Parent by all parties thereto other than Parent.

6.1.6          Resignation of Officers and Directors.  Parent shall have received resignations, in form and substance reasonably satisfactory to Parent, effective as of the Effective Date, from each officer and director of the Company and each of its Subsidiaries, other than those continuing officers and directors specified to the Company by Parent in writing at least three (3) Business Days prior to the Closing Date.

6.1.7          Cancellation of Certain Agreements.  Each of the Contracts listed on Section 6.1.7 of the Disclosure Schedule shall have been terminated effective the Actual Bring-Down Date pursuant to documents in form and substance reasonably satisfactory to Parent.

6.1.8          Delivery of Closing Certificates.  Parent shall have received:

(a)        Secretary’s Certificate.  A certificate in the form reasonably acceptable to Parent, dated as of the Closing Date, signed by a director of the Company, certifying (i) the continued effectiveness of the Company Organizational Documents, (ii) the names and incumbency of each of the directors of the Company executing this Agreement and each of the other Transaction Agreements to which the Company is a party, (iii) the Cayman Plan of Merger, duly executed for filing in accordance with the CCL; (iv) a copy of the written resolutions of the Board of Directors of the Company approving this Agreement, the Cayman Plan of Merger, and the Transactions (including the Merger); (v) a copy of the Written Consent; (vi) consent to the Merger from all secured creditors of the Company and its Subsidiaries (if any); (vii) a declaration of a director of the Company pursuant to Section 233 of the Cayman Companies Law; and (viii) an undertaking from the Company that it will file the Cayman Plan of Merger with the Cayman Islands Registrar of Companies along with the relevant supporting documents and will pay the relevant fees.

(b)        Closing Certificate.  A certificate in the form reasonably acceptable to Parent, dated as of the Closing Date, signed by Chief Executive Officer and the Chief Financial Officer of the Company certifying that the conditions precedent set forth in Section 6.1.1 (with respect to representations and warranties made by the Company) and Section 6.1.2 have been met.

(c)        Good Standing Certificates.  A certificate of good standing with respect to the Company issued by the Company’s jurisdiction of formation, dated not more than five (5) days prior to the Closing Date.

6.1.9          No Material Adverse Effect.  Since the date of this Agreement and at any time at or prior to the Actual Bring-Down Date, no Company Material Adverse Effect shall have occurred.

6.1.10        Payoff Letters.  (a) Parent shall have received duly executed copies of the Payoff Letters and (b) the Company and all applicable holders of Company Debt shall have authorized Parent to file releases for all related Liens as contemplated thereby.

6.1.11        Cancellation of Company Options.  Parent shall have received evidence, in form and substance reasonably satisfactory to Parent, of the valid cancellation of all Company Options by the resolution of the Company’s board of directors.

6.1.12        HSR Act.  Any applicable waiting periods (and extensions thereof) under the HSR Act shall have expired or otherwise terminated.

6.1.13        280G Stockholder Approval or Disapproval.  With respect to any payments and/or benefits that may constitute “excess parachute payments” under Section 280G of the Code, the Company shall have (i) sought waivers from each person who could receive such payments; and (ii) submitted such parachute payments to the Stockholders for approval in accordance with Section 280G(b)(5)(B) of the Code with respect to each Person from whom a waiver referenced in the foregoing clause (i) was obtained.

6.1.14        Termination of Company Plan.  Any Company Plan required to be terminated pursuant to Section 5.10.4 shall have been terminated accordingly.

6.1.15        No Injunctions or Restraints.  No Order issued by a court of competent jurisdiction in the United States of America, the Cayman Islands, China, the European Union (or any of its member states, including for this purpose, the United Kingdom) or Japan shall be in effect (a) enjoining, restraining, preventing or prohibiting consummation of the Transactions (including the Merger), (b) causing any of the Transactions (including the Merger) to be rescinded following the Closing Date or (c) compel Parent or the Company to dispose of any portion of the Company’s or its Subsidiaries businesses or assets other than as a result of an Order issued pursuant to Antitrust Laws.

6.1.16        Joinder Agreements.  The Company shall have delivered to Parent the Joinder Agreements executed by Stockholders holding at least 95% of the Company Capital Stock as calculated based on ownership of Company Capital Stock as of immediately prior to the Closing.

6.1.17        Delivery of Financial Statements and Preparation of Pro Form Financial Information.  The Company shall have prepared, paid for and delivered to Parent audited annual consolidated financial statements of the Company prepared in accordance with GAAP audited by an independent registered public accounting firm acceptable to Parent and unaudited interim consolidated financial statements of the Company prepared in accordance with GAAP reviewed by such independent registered public accounting firm, the notes thereto, audit report(s) of such independent registered public accounting firm for such annual consolidated financial statements and the consent of such independent registered public accounting firm, in each case, in form and substance reasonably acceptable to Parent, necessary for Parent to (i) file with a Current Report on Form 8-K as a result of the consummation of the Transactions contemplated by this Agreement and (ii) prepare the pro forma financial information required to be furnished by Parent with a Current Report on Form 8-K as a result of the consummation of the Transactions contemplated by this Agreement.

6.1.18        Restrictive Covenant Agreements.  The Company shall have delivered to Parent the Restricted Covenant Agreements executed by each of the Restricted Persons, which may be delivered at the Closing or on the Actual Bring-Down Date.

Section 6.2.     Conditions to Obligation of the Company

.  The obligation of the Company to effect the Transactions (including the Merger) is subject to the satisfaction (or written waiver, if permissible under applicable Law, by the Company, in its sole discretion) at or prior to the Closing of the following conditions:

6.2.1          Representations and Warranties.  (a) Each of the Parent Fundamental Representations shall have been true and correct when made and shall be true and correct as of the Closing Date with the same force and effect as if made on the Closing Date and (b) disregarding all materiality, Parent Material Adverse Effect or similar materiality qualifications, each of the other representations and warranties set forth in Article IV shall have been true and correct when made and shall be true and correct as of the Closing Date with the same force and effect as if made at and as of the Closing Date, except, in the case of this clause (b), where the failure of such representations and warranties to be true and correct would not have a Parent Material Adverse Effect; provided, however, that, in the case of clauses (a) and (b), any such representation or warranty expressly made as of a specified date shall only need to have been true and correct on and as of such date.

6.2.2          Performance of Obligations of Parent and Merger Sub.  Parent and Merger Sub shall have performed in all material respects all covenants, agreements and obligations required to be performed by them under this Agreement at or prior to the Closing.

6.2.3          No Litigation.  No Action shall have been instituted or commenced by any Governmental Authority sitting in the United States of America, the Cayman Islands, China, the European Union (or any of its member states, including for this purpose, the United Kingdom) or Japan and remain pending that (a) would restrain, prevent, enjoin, prohibit or make illegal the Transactions (including the Merger) or (b) would cause any of the Transactions (including the Merger) to be rescinded following the Closing Date.

6.2.4          Escrow Agreement.  The Escrow Agreement shall have been executed by Parent and the Escrow Agent and delivered to the Company.

6.2.5          Delivery of Closing Certificate.  The Company shall have received:

(a)        Secretary’s Certificates.

(i)         A certificate in the form reasonably acceptable to the Company, dated as of the Closing Date, signed by the Secretary of Parent, certifying (A) the continued effectiveness of Parent’s Organizational Documents, (B) the names and incumbency of each of the officers of Parent executing this Agreement and each of the other Transaction Agreements and (C) the valid adoption of resolutions of the Board of Directors of Parent approving this Agreement and the consummation of the Transactions (including the Merger); and

(ii)       A certificate in the form reasonably acceptable to the Company, signed by the Secretary of Merger Sub, certifying (A) the continued effectiveness of Merger Sub’s Organizational Documents, (B) the names and incumbency of each of the officers of Merger Sub executing this Agreement and each of the other Transaction Agreements, (C) the Cayman Plan of Merger duly executed for filing in accordance with the CCL, (D) a copy of the written resolutions of the Board of Directors of Merger Sub approving this Agreement, the Cayman Plan of Merger and the Transactions (including the Merger), (E) a copy of the written resolutions of the sole member of Merger Sub approving this Agreement, the Cayman Plan of Merger, and the Transactions (including the Merger), and (F) a declaration of a director of the Company pursuant to Section 233 of the Cayman Companies Law.

(b)        Closing Certificate.  A certificate in the form reasonably acceptable to the Company, dated as of the Closing Date, signed by the Chief Executive Officer of Parent certifying that the conditions precedent set forth in Section 6.2.1 and Section 6.2.2 have been met.

(c)        Good Standing Certificate.  A certificate of good standing with respect to Merger Sub issued by Merger Sub’s jurisdiction of incorporation, dated not more than five (5) days prior to the Closing Date.

6.2.6          HSR Act.  Any applicable waiting periods (and extensions thereof) under the HSR Act shall have expired or otherwise terminated.

6.2.7          No Injunctions or Restraints.  No Order issued by a court of competent jurisdiction sitting in the United States of America, the Cayman Islands, China, the European Union (or any of its member states, including for this purpose, the United Kingdom) or Japan  shall be in effect (a) enjoining, restraining, preventing or prohibiting consummation of the Transactions (including the Merger), or (b) causing any of the Transactions (including the Merger) to be rescinded following the Closing Date.

Section 6.3.     Frustration of Closing Conditions

.  None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in this Article VI to be satisfied if such failed condition is the result of a breach of its obligations under this Agreement.

ARTICLE VII

TERMINATION

Section 7.1.     Termination

.  This Agreement may be terminated and the Transactions (including the Merger) abandoned at any time prior to the Closing:

7.1.1          By the mutual written consent of the Company and Parent;

7.1.2          By either the Company or Parent, upon written notice to the other Party, if the Merger shall not have been consummated on or before March 31, 2019, which date may be extended from time to time by mutual written consent of Parent and the Company (such date, as it may be so extended from time to time, the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 7.1.2 shall not be available to a Party whose failure to perform any of its obligations under this Agreement has been a principal cause of or directly resulted in the failure of the Merger to occur on or before the Outside Date;

7.1.3          By either the Company or Parent, if any final and non-appealable Order has the effect of enjoining, restraining, preventing, prohibiting or making illegal the consummation of the Merger;

7.1.4          By Parent, if any of the representations or warranties of the Company set forth in Article III shall not be true and correct or if the Company has failed to perform any covenant or agreement on the part of the Company set forth in this Agreement (including an obligation to consummate the Closing) such that the conditions to Closing set forth in Section 6.1.1 or Section 6.1.2 would not be satisfied, and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, are not cured on or prior to the earlier of (i) twenty (20) days after written notice thereof is delivered to the Company and (ii) the Outside Date; provided that the failure of any of the Company’s representations or warranties to be true and correct as of the date of this Agreement shall not be subject to cure, and provided, further, that this provision shall not be available to Parent if either Parent or Merger Sub is then in breach of this Agreement;

7.1.5          By the Company, if any of the representations or warranties of Parent or Merger Sub set forth in Article IV shall not be true and correct or if Parent or Merger Sub has failed to perform any covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement (including an obligation to consummate the Closing) such that the conditions to Closing set forth in Section 6.2.1 or Section 6.2.2 would not be satisfied, and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, are not cured on or prior to the earlier of (i) twenty (20) days after written notice thereof is received by Parent and (ii) the Outside Date; provided that this provision shall not be available to the Company if the Company is then in breach of this Agreement; and provided further that the failure of any of the representations or warranties of Parent to be true and correct as of the date of this Agreement shall not be subject to cure.

7.1.6          By Parent, upon written notice to the Company, if since the date of this Agreement there shall have been a Company Material Adverse Effect.

Section 7.2.     Effect of Termination

.  In the event this Agreement is terminated pursuant to Section 7.1, this Agreement shall become null and void (other than the provisions of this Section 7.2,  Section 5.4,  Section 5.6 and Article IX, except that nothing in this Section 7.2 shall relieve any Party from Liability for fraud or a Willful Breach of this Agreement prior to the termination of this Agreement.

ARTICLE VIII

SURVIVAL; REMEDIES

[Intentionally omitted - see Section 9.1.3.]

ARTICLE IX

GENERAL PROVISIONS

Section 9.1.     Interpretation

.  The following rules shall apply to the interpretation and construction of the terms and provisions of this Agreement and the other Transaction Agreements:

9.1.1          Provisions.  When a reference is made in this Agreement or another Transaction Agreement to an “Article,” “Section,” “Exhibit” or “Schedule,” such reference shall be to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated.  The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Whenever the words “include,” “includes,” or “including” are used in this Agreement or any other Transaction Agreement, such words shall be deemed to be followed by the words “without limitation.”  The words “hereof,” “herein,” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement unless otherwise expressly indicated in the accompanying text.  The use of “or” is not intended to be exclusive unless otherwise expressly indicated in the accompanying text.  The defined terms contained in this Agreement or any of the other Transaction Agreements are applicable to the singular as well as the plural forms of such terms.  Reference to the masculine gender shall be deemed to also refer to the feminine gender and vice versa.  A reference to documents, instruments or agreements also refers to all addenda, exhibits or schedules thereto.  Any reference to a provision or part of a Law shall include a reference to that provision or part as it may be renumbered or amended from time to time and any successor provision or part or any renumbering or amendment thereof unless otherwise indicated herein.  References to “deliver,” “furnish,” “provided” or “made available” means that such documents or information referenced have been delivered to Parent or its Representatives or contained in the Company’s electronic data room.

9.1.2          No Presumption.  The Parties have participated jointly in the negotiation and drafting of this Agreement and, in the event any ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties and no presumption or burden of proof shall be used to favor or disfavor any Party by virtue of the authorship of any provision of this Agreement.

9.1.3          References to Article VIII.  Any and all references to Article VIII in this Agreement shall mean a reference to Exhibit H attached hereto and any and all references to Article VIII (and any section, subsection, clause or subclause thereof) in this Agreement shall mean a reference to the corresponding section, subsection, clause or subclause of Article VIII attached hereto.

Section 9.2.     Notices

.  All notices, waivers, consents and other communications to any Party hereunder shall be in writing and shall be deemed given (a) when personally delivered, (b) when receipt is electronically confirmed, if sent by facsimile or email of a PDF document, (c) one Business Day after deposit with a nationally recognized overnight courier, specifying next day delivery, with proof of receipt or (d) three (3) Business Days after being sent by registered or certified mail, return receipt requested and postage prepaid, in each case to the Parties at the address, or if applicable, facsimile number or email address following such Party’s name below or such other address, facsimile number or email address as such Party may subsequently designate to the other Parties by notice in accordance with this Section 9.2:

If to Parent or Merger Sub, to:

Brooks Automation, Inc.
15 Elizabeth Drive
Chelmsford, MA 01824
Attention:	Jason W. Joseph
Email:	jason.joseph@brooks.com
Facsimile:	(978) 262-2511

with copies (which shall not constitute notice) to:

Mintz, Levin, Cohn, Ferris, Glovsky, and Popeo, P.C.
One Financial Center
Boston, Massachusetts 02111
Attention:	Michael L. Fantozzi
Email:	MLFantozzi@mintz.com
Facsimile:	(617) 542-6000

If to the Company, to:

GENEWIZ Group
c/o GENEWIZ, Inc.
115 Corporate Boulevard
South Plainfield, NJ 07080
Attention:	Guojuan (Amy) Liao
Email:	amy.liao@genewiz.com

and

J. David Jacobs
General Counsel
55 William Street, Suite 240
Wellesley, MA 02481-4003
Email:	JDJ@ampersandcapital.com
Facsimile:	781-239-0824

with a copy (which shall not constitute notice) to:

Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022-6069
Attention:	Richard Fischetti
Scott Petepiece
Email:	richard.fischetti@shearman.com
spetepiece@shearman.com
Facsimile:	(212) 848-7179

If to Holders’ Representative, to:

Shareholder Representative Services LLC
950 17th Street, Suite 1400
Denver, CO 80202
Attention:	Managing Director
Email:	deals@srsacquiom.com
Facsimile:	(303) 623-0294
Telephone:	(303) 648-4085

Section 9.3.     Assignment and Succession

.  Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated by any of the Parties without the written consent of the other Parties, except that Parent or Merger Sub may, without the prior consent of any other Party, (a) assign any or all of its rights, interests and obligations under this Agreement to any controlled Affiliate of Parent; (b) assign this Agreement and any of its rights and obligations hereunder to the purchaser of all or substantially all of its equity securities or assets by merger, contract or otherwise in one transaction or a series of related transactions; and (c) collaterally assign any rights (but not obligations) under this Agreement to any of its lenders; provided that no such assignment shall relieve the assigning party of any of its obligations hereunder.  Any assignment of this Agreement or any of the rights, interests or obligations hereunder not permitted under this Section 9.3 shall be null and void ab initio.  Subject to the foregoing terms of this Section 9.3, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

Section 9.4.     Amendment or Supplement

.  Subject to the requirements of applicable Law, this Agreement may be amended at any time by execution of an instrument in writing identifying itself as an amendment signed, when amended prior to the Closing, by Parent, Merger Sub and the Company and, when amended on or after the Closing, by Parent, the Company and Holders’ Representative.  For purposes of this Section 9.4, the Holders that have signed Joinder Agreements have agreed pursuant thereto that any amendment of this Agreement consented to by Holders’ Representative shall be binding on and enforceable against them, whether or not they have signed this Agreement or such amendment.

Section 9.5.     Waivers

.  No waiver of any provision of this Agreement shall be valid and binding unless it is in writing and signed by the Party against whom the waiver is to be effective.  No failure on the part of any Party in exercising any right, privilege or remedy hereunder and no delay on the part of any Party in executing any right, privilege or remedy under this Agreement, shall operate as a waiver thereof, nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or the exercise of any other right hereunder.  No notice to or demand on a Party made hereunder shall operate as a waiver of any right of the Party giving such notice or making such demand to take further action without notice or demand as permitted hereunder.

Section 9.6.     Entire Agreement

.  This Agreement, including the Disclosure Schedule and Exhibits hereto, the other Transaction Agreements and the other documents referred to herein which form a part hereof and the Confidentiality Agreement, contain the entire understanding of the Parties with respect to the subject matter contained herein and therein.  This Agreement supersedes all prior and contemporaneous, agreements, arrangements, contracts, discussions, negotiations, undertakings and understandings (whether written or oral) between the Parties with respect to such subject matter (other than the Confidentiality Agreement and the Joinder Agreements).  Upon the Closing, the Confidentiality Agreement shall automatically terminate and none of the Parties shall have any further Liability or obligation thereunder.

Section 9.7.     No Third-Party Beneficiaries

.  Except as set forth in Section 5.9.4, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties) any right, benefit or remedy of any nature whatsoever under this Agreement, except that after the Effective Time, Releasees, Parent Indemnified Persons and Holder Indemnified Persons shall be third-party beneficiaries for purposes of enforcing the provisions of Section 5.14 and Article VIII.  For the avoidance of doubt, no consent of any Releasee or Indemnified Person shall be necessary to amend any provision of this Agreement.

Section 9.8.     Remedies Cumulative

.  Except for resolution of disputes regarding the Final Merger Consideration Calculation provided in Section 2.15, all rights and remedies of each of the Parties shall be cumulative and the exercise of any one or more rights or remedies shall not preclude the exercise of any other right or remedy available hereunder or under applicable Law.  Except as set forth in Section 8.3.13, nothing contained in this Agreement shall be deemed to limit (i) any Party’s remedies with respect to claims arising out of or in connection with fraud, (ii) any Party’s right to seek specific performance or the issuance of immediate injunctive and other equitable relief, including a temporary restraining order, preliminary injunction or other interim or conservatory relief, pursuant to Section 9.9 to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, or (iii) any Party’s rights or remedies under any Transaction Agreement.

Section 9.9.     Specific Performance

.  The Parties agree that the Parties would be irreparably harmed if any of the provisions of this Agreement are not performed in accordance with their specific terms and that any breach of this

Agreement by any Party could not be compensated adequately by monetary damages alone.  Accordingly, the Parties agree that, in addition to any other remedy to which they may be entitled to at Law or in equity, the non-breaching Parties shall be entitled to temporary, preliminary and/or permanent injunctive relief or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement (including the right of the non-breaching Parties to compel the other Parties to cause the Merger to be consummated on the terms and subject to conditions set forth in this Agreement) without having to prove irreparable harm or that monetary damages would be inadequate.  The Parties expressly waive any requirement under any Law that non-breaching Parties obtain any bond or give any other undertaking in connection with any Action seeking injunctive relief or specific performance of any of the provisions of this Agreement.  The Parties further agrees that in the event of any Action for specific performance relating to this Agreement or the Merger, it shall not assert and hereby waives the defense that a remedy at Law would be adequate or that specific performance is not an appropriate remedy for any reason in Law or equity.

Section 9.10.   Severability

.  If a court of competent jurisdiction finds that any term or provision of the Agreement is invalid, illegal or unenforceable under any Law or public policy, the remaining provisions of the Agreement shall remain in full force and effect if the economic and legal substance of this Agreement and the Merger shall not be affected in any manner materially adverse to any Party.  Any such term or provision found to be illegal, invalid or unenforceable only in part or in degree shall remain in full force and effect to the extent not invalid, illegal or unenforceable.  Upon the determination that any term or provision is invalid, illegal or unenforceable, the Parties intend that such provision shall be construed by modifying or limiting it so as to be valid and enforceable to the maximum extent possible under applicable Law and compatible with the consummation of the Transactions as originally intended.

Section 9.11.   Costs and Expenses

.  Except as otherwise specified herein, whether or not the Merger is consummated, each Party shall pay all costs and expenses it has incurred in connection with this Agreement and the Merger; provided, however, that the Company and Parent shall each bear 50% of the following:  (i) the R&W Insurance Policy premium, (ii) the cost for any filing made as required under any Antitrust Law (including the HSR Act) and (iii) the cost of the D&O Tail Insurance.

Section 9.12.   Counterparts

.  This Agreement may be executed in several counterparts, each of which shall be deemed an original copy of this Agreement and all of which, when taken together, shall constitute one instrument.  The exchange of copies of this Agreement and manually executed signature pages by transmission by facsimile or by email of a PDF of a handwritten original signature or signatures to the other Parties shall constitute effective execution and delivery of this Agreement and may be used in lieu of the original Agreement for all purposes.  The signature of a Party transmitted by facsimile or other electronic means shall be deemed to be an original signature for any purpose.

Section 9.13.   Governing Law

.  This Agreement and all claims or causes of Action (whether sounding in contract or tort) arising under or related to this Agreement, the other Transaction Agreements or the Merger, shall be governed by and construed in accordance with, the Laws of the State of Delaware, without regard to any rule or principle that might refer the governance or construction of this Agreement to the Laws of another jurisdiction, except that the CCL and the other applicable Laws of the Cayman Islands shall be held to govern the Merger.

Section 9.14.   Exclusive Jurisdiction; Venue; Service of Process

.  In any Action between any of the Parties arising under or related to this Agreement, the other Transaction Agreements or the Merger, each of the Parties (a) knowingly, voluntarily, irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or to the extent that such court does not accept jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (b) agrees that all claims in respect of any such Action shall be heard and determined exclusively in accordance with clause (a) of this Section 9.14, (c) waives any objection to the laying of venue of any such Action in such courts, including any objection that any such Action has been brought in an inconvenient forum or that the court does not have jurisdiction over any Party and (d) agrees that service of process upon such Party in any such Action shall be effective if such process is given as a notice in accordance with Section 9.2.  The Parties agree that any Party may commence a proceeding in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts.

Section 9.15.   JURY TRIAL

.  EACH OF THE PARTIES KNOWINGLY, VOLUNTARILY, IRREVOCABLY AND UNDER THE PROFESSIONAL ADVICE OF COUNSEL WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LEGAL ACTION OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, THE TRANSACTION AGREEMENTS OR THE MERGER BETWEEN OR AMONG ANY OF THE PARTIES.

Section 9.16.   Representation and Privilege

.  Parent and Merger Sub agree, that, following the Closing, Shearman & Sterling LLP may serve as counsel to the Holders and the Holders’ Representative and their Affiliates in connection with any matters related to this Agreement and the Transactions, including any litigation, claim or obligation arising out of or relating to this Agreement or the Transactions notwithstanding any representation by Shearman & Sterling LLP prior to the Closing Date of the Company.  Parent, Merger Sub and the Company hereby (a) waive any claim they have or may have that Shearman & Sterling LLP has a conflict of interest in such representation or is otherwise prohibited from engaging in such representation and (b) agree that, in the event that a dispute arises after the Closing between Parent and any of the Holders or any of their respective Affiliates arising out of or relating to this Agreement or the Transactions, Shearman & Sterling LLP may represent the Holders or any of their respective Affiliates in such dispute even though the interests of such Person(s) may be directly adverse to Parent or its Affiliates and even though Shearman & Sterling

LLP may have represented the Company in a matter substantially related to such dispute.  Parent, Merger Sub and the Company also further agree that, as to all communications involving attorney-client confidences prior to Closing among Shearman & Sterling LLP and the Company, Holders or their respective Affiliates and Representatives, in connection with the Transactions (the “Closing Legal Communications”), the attorney-client privilege and the expectation of client confidence belongs to the Holders and may be controlled by the Holders’ Representative and shall not pass to or be claimed by Parent, Merger Sub or the Company.  Notwithstanding the foregoing, in the event that a dispute arises between Parent, Merger Sub, the Surviving Corporation or any of their respective Affiliates, successors or assigns, on the one hand, and a third party, on the other hand, after the Closing, Parent and/or the Surviving Corporation or their respective Affiliates may assert the attorney-client privilege to prevent disclosure of confidential communications to such third party; provided, however, that the Company may not waive such privilege with respect to the Closing Legal Communications without the prior written consent of the Holders’ Representative.

* * *

[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered as of the date first above written.

BROOKS AUTOMATION, INC.

By:	/s/ Stephen S. Schwartz

	Name:	Stephen S. Schwartz

	Title:	President & CEO

DARWIN ACQUISITION COMPANY

By:	/s/ Jason W. Joseph

	Name:	Jason W. Joseph

	Title:	Director

GENEWIZ GROUP

By:	/s/ Guojuan Liao

	Name:	Guojuan Liao

	Title:	Chief Executive Officer

SHAREHOLDER REPRESENTATIVE SERVICES LLC, solely in its capacity as the Holders’ Representative

By:	/s/ Sam Riffe

	Name:	Sam Riffe

	Title:	Executive Director